UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 25, 2008**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

50 West San Fernando Street, San Jose, California 95113
717 Texas Avenue, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (408) 995-5115

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

1

ITEM 1.01 — ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On July 8, 2008, Calpine Corporation ("Calpine") entered into a Commodity Collateral Revolving Credit Agreement (the "Commodity Collateral Revolver") among Calpine, as borrower, Goldman Sachs Credit Partners L.P., as payment agent, sole lead arranger and sole bookrunner, and the lenders party thereto. Goldman Sachs Credit Partners L.P. also acts as administrative agent and collateral agent, and it and/or certain of its affiliates are lenders under Calpine's approximately $7.0 billion exit credit facility, dated as of January 31, 2008 (the "Exit Credit Facility"), among Calpine, as borrower, the lenders party thereto, General Electric Capital Corporation, as sub-agent, Goldman Sachs Credit Partners L.P., Credit Suisse, Deutsche Bank Securities Inc. and Morgan Stanley Senior Funding, Inc., as co-syndication agents and co-documentation agents, and Goldman Sachs Credit Partners L.P., as administrative agent and collateral agent.

The Commodity Collateral Revolver consists of an up to $300 million secured revolving credit facility which shares the benefits of the collateral subject to the liens under the Exit Credit Facility ratably with the lenders under the Exit Credit Facility. Amounts borrowed under the Commodity Collateral Revolver bear interest at the LIBO Rate (as defined in the Commodity Collateral Revolver) plus 2.875% per annum. At closing, Calpine borrowed an initial advance of $100 million. Amounts borrowed under the Commodity Collateral Revolver may be used solely to collateralize obligations to counterparties under eligible commodity hedge agreements. The scheduled maturity date for the Commodity Collateral Revolver is July 8, 2010. Future advances under the Commodity Collateral Revolver are limited to the lesser of $300 million and the MTM Exposure (as defined in the Commodity Collateral Revolver) under certain reference transactions, less the advanced amount then outstanding. Advances may be repaid prior to the maturity date, in whole or in part, provided that partial payment shall not reduce the aggregate outstanding advances to less than $100 million. Repayments made prior to the maturity date that do not reduce the total available commitment amount are subject to a 5% premium (plus breakage costs, if any).

The Commodity Collateral Revolver contains restrictions (subject to certain exceptions as set forth in the Commodity Collateral Revolver) on Calpine and its subsidiaries, including limiting their ability to, among other things: (i) incur additional indebtedness and issue stock; (ii) make prepayments on or purchase indebtedness in whole or in part; (iii) pay dividends and other distributions with respect to Calpine's stock or repurchase Calpine's stock or make other restricted payments; (iv) make certain investments; (v) create or incur liens to secure debt (vi) consolidate or merge with another entity, or allow one of Calpine's subsidiaries to do so; (vii) lease, transfer or sell assets and use proceeds of permitted asset leases, transfers or sales; (viii) limit dividends or other distributions from certain subsidiaries up to Calpine; (ix) make or commit to make capital expenditures beyond specified limits; (x) engage in certain business activities; and (xi) acquire facilities or other businesses.

The Commodity Collateral Revolver also requires compliance with financial covenants that include (i) a maximum ratio of total net debt to Consolidated EBITDA (as defined in the Commodity Collateral Revolver), (ii) a minimum ratio of Consolidated EBITDA to cash interest expense and (iii) a maximum ratio of total senior net debt to Consolidated EBITDA.

Failure to pay in accordance with the terms of the Commodity Collateral Revolver or failure to comply with restrictions or required financial covenants contained in the Commodity Collateral Revolver may result in an event of default. During the continuance of an event of default, the lenders may terminate their commitments to make future advances and declare the outstanding advances and accrued interest immediately due and payable, in whole or in part. Overdue amounts outstanding under the Commodity Collateral Revolver will be subject to default interest of an additional 2% per annum.

The foregoing description of the Commodity Collateral Revolver does not purport to be complete and is qualified in its entirety by reference to the Commodity Collateral Revolver attached hereto as Exhibit 10.1.

ITEM 2.03 — CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT

The description of the new Commodity Collateral Revolver contained in Item 1.01 above is incorporated herein by reference.

ITEM 8.01 — OTHER EVENTS

On June 25, 2008, Calpine entered into a 12-month bilateral letter of credit facility with Morgan Stanley Capital Services Inc. (the "Knock-in Facility"). The Commodity Collateral Revolver, together with the Knock-in Facility, increases Calpine's liquidity available to collateralize obligations to counterparties under eligible commodity hedge agreements. Morgan Stanley Capital Services Inc.'s affiliates also act as agents and lenders under the Exit Credit Facility. Calpine's obligations under the Knock-in Facility are unsecured. Availability of letters of credit for issuance under the Knock-in Facility is up to a total maximum availability of $200 million contingent on natural gas futures contract prices exceeding certain thresholds, with initial availability for up to $50 million in letters of credit.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

Exhibits

Exhibit No.	Description
10.1	Commodity Collateral Revolving Credit Agreement, dated as of July 8, 2008, among Calpine Corporation as Borrower, Goldman Sachs Credit Partners L.P. as Payment Agent, sole Lead Arranger and sole Bookrunner, and the Lenders from time to time party thereto.*

_____

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ Zamir Rauf

Name: Zamir Rauf

Title: Interim Executive Vice President and Interim Chief Financial Officer

Date: July 14, 2008

EXHIBIT INDEX

Exhibit	Description
10.1	Commodity Collateral Revolving Credit Agreement, dated as of July 8, 2008, among Calpine Corporation as Borrower, Goldman Sachs Credit Partners L.P. as Payment Agent, sole Lead Arranger and sole Bookrunner, and the Lenders from time to time party thereto.*

_____

* Filed herewith.

5

EXHIBIT 10.1

_____

**COMMODITY COLLATERAL REVOLVING
CREDIT AGREEMENT**

Dated as of July 8, 2008

_____

CALPINE CORPORATION,
as Borrower

THE LENDERS FROM TIME TO TIME PARTIES HERETO

GOLDMAN SACHS CREDIT PARTNERS L.P.,
as Payment Agent

GOLDMAN SACHS CREDIT PARTNERS L.P.,
as Sole Lead Arranger and Sole Bookrunner

TABLE OF CONTENTS

EXHIBITS, SCHEDULES AND ANNEXES

CREDIT AGREEMENT (this "*Agreement*"), dated as of July 8, 2008, among Calpine Corporation, a Delaware corporation (the "*Borrower*"), the lenders listed in Schedule 2.01 (together with their successors and assigns, the "*Lenders*"), Goldman Sachs Credit Partners L.P. ("*GSCP*"), as payment agent for the Lenders (in such capacity, the "*Payment Agent*") and GSCP, as sole lead arranger and sole bookrunner (in such capacity, the "*Lead Arranger*").

WITNESSETH:

WHEREAS, the Borrower has requested that the Lenders provide the commodity collateral revolving credit agreement (the "*Facility*") hereinafter described in the amounts and on the terms and conditions set forth herein; and

WHEREAS, the Lenders have agreed to provide such facility on the terms and conditions set forth herein, and GSCP has agreed to act as Payment Agent on behalf of the Lenders on such terms and conditions set forth herein.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

SECTION 1.01. **Defined Terms**.

(a) As used in this Agreement, the following terms shall have the meanings specified below:

"*Adjusted Total Commitment*" shall mean at any time the Total Commitment less the aggregate Commitments of all Defaulting Lenders.

"*Administrative Agent*" shall have the meaning ascribed to such term in Article VIII (b).

"*Advance*" shall mean each advance made pursuant to Article II and collectively the "*Advances*".

"*Advance Date*" shall mean (i) the Closing Date and (ii) each Related Advance Date.

"*Affiliate*" shall mean, when used with respect to a specified Person, another Person that directly or indirectly controls or is controlled by or is under common control with the Person specified. For the purposes of the foregoing, "control," "controlled by" and "under common control with" with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by contract or otherwise.

"*Agent*" shall have the meaning set forth in Section 8.01(d) below.

"*Agent Affiliates*" shall have the meaning ascribed to such term in Section 9.02(b)(iii).

"***Aggregate Outstanding Advances***" shall mean, on any date of determination, an amount equal to the aggregate principal amount of all then outstanding Advances made by all Lenders.

"***Agreement***" shall have the meaning ascribed to such term in the preamble hereto.

"***Applicable Reserve Requirement***" means at any time, the maximum rate, expressed as a decimal, at which reserves (including any basic marginal, special, supplemental, emergency or other reserves) are required to be maintained with respect thereto against "Eurocurrency liabilities" (as such term is defined in Regulation D) under regulations issued from time to time by the Board or other applicable banking regulator. Without limiting the effect of the foregoing, the Applicable Reserve Requirement shall reflect any other reserves required to be maintained by such member banks with respect to (i) any category of liabilities which includes deposits by reference to which the applicable LIBO Rate or any other interest rate of an Advance is to be determined, or (ii) any category of extensions of credit or other assets which include Advances. An Advance shall be deemed to constitute Eurocurrency liabilities and as such shall be deemed subject to reserve requirements without benefits of credit for proration, exceptions or offsets that may be available from time to time to the applicable Lender. The rate of interest on Advances shall be adjusted automatically on and as of the effective date of any change in the Applicable Reserve Requirement.

"***Approved Electronic Communications***" shall mean any notice, demand, communication, information, document or other material that the Borrower provides to the Agent pursuant to this Agreement or the transactions contemplated herein which is distributed to the Agent or to the Lenders by the means of electronic communications pursuant to Section 9.02(b).

"***Approved Fund***" shall have the meaning ascribed to such term in Section 9.05(c).

"***Assignee***" shall have the meaning ascribed to such term in Section 9.05(c).

"***Assignment and Acceptance***" shall mean an assignment and acceptance entered into by a Lender and an assignee (with the consent of any party whose consent is required hereby), and accepted by the Agent, in substantially the form of Exhibit A.

"***Available Amount***" shall have the meaning ascribed to such term in Section 2.03(b).

"***Available Commitment***" shall mean, as of any date, an amount equal to the excess, if any, of (i) the amount of the Total Commitment over (ii) the Aggregate Outstanding Advances.

"***Availability Date***" shall have the meaning ascribed to such term in Section 2.03(b).

"***Availability Notice***" shall have the meaning ascribed to such term in Section 2.03(b).

"***Bankruptcy Code***" shall mean the Bankruptcy Reform Act of 1978, as heretofore and hereafter amended, and codified as 11 U.S.C. §§101 et seq.

"***Benefited Lender***" shall have the meaning ascribed to such term in Section 2.17(a).

"**_Board_**" shall mean the Board of Governors of the Federal Reserve System of the United States, or any successor thereto.

"**_Board of Directors_**" shall mean the board of directors of the Borrower or any duly authorized committee thereof.

"**_Borrower_**" shall have the meaning given such term in the preamble hereto.

"**_Borrowing Notice_**" shall have the meaning ascribed to such term in Section 2.04(b).

"**_Business Day_**" shall mean any day (other than a day that is a Saturday, Sunday or legal holiday in the State of New York) on which banks are open for business in New York City; <u>provided</u>, however, that, when used in connection with (i) any interest rate settings as to an Advance or (ii) any fundings, disbursements or settlements in respect of any such Advance, the term "Business Day" shall exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

"**_Calculation Agent Determination_**" shall have the meaning ascribed to such term in the Commodity Definitions, it being understood that any reference to "Calculation Agent" therein shall mean the Borrower.

"**_Change of Control_**" shall be deemed to have occurred upon (i) the acquisition after the Closing Date of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Exchange Act and the rules of the SEC thereunder as in effect on the date hereof) of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of the Borrower; (ii) the occupation of a majority of seats (other than vacant seats) on the Board of Directors by Persons who were neither nominated by the Board of Directors on the Closing Date or appointed or nominated by directors so nominated; or (iii) the occurrence of a Specified Change of Control; <u>provided</u> that no Change of Control shall be deemed to have occurred as a result of the consummation of a Plan of Reorganization.

"**_Charges_**" shall have the meaning ascribed to such term in Section 9.14.

"**_Closing Date_**" shall mean the date of the Initial Advance hereunder.

"**_Closing Date MTM Exposure_**" shall have the meaning ascribed to such term in Section 2.03(a).

"**_Code_**" shall mean the Internal Revenue Code of 1986, as the same may be amended from time to time, including (unless the context requires otherwise) any rules or regulations promulgated thereunder.

"**_Collateral_**" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"**_Collateral Agency and Intercreditor Agreement_**" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Collateral Agent*" shall mean have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Collateral Requirements*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Combined MTM Exposure*" shall mean, for each Computation Date, an amount calculated by the Borrower (or, if the Borrower fails to make such calculation, the Agent) equal to the mark-to-market exposure (i.e., unrealized gain or loss) that a single counterparty in the position of the "fixed price" payor (or an equivalent position) would have on a combined basis for all of the Deemed Transactions (inclusive of unpaid settlement amounts, but not termination amounts) as of such Computation Date; provided that if such single counterparty would be "out-of-the-money" (i.e., would have an unrealized loss) on the Deemed Transactions, then the MTM Exposure shall equal zero.

"*Commitment*" shall mean, (a) with respect to each Lender that is a Lender on the date hereof, the amount set forth opposite such Lender's name on Schedule 2.01 and (b) in the case of any Lender that becomes a Lender after the date hereof, the amount specified as such Lender's "Commitment" in the Assignment and Acceptance pursuant to which such Lender assumed a portion of the Total Commitment. The Total Commitment and accordingly, the Commitment of each Lender, may be permanently terminated or reduced from time to time pursuant to Section 2.13 or modified from time to time pursuant to Section 9.05. The Commitment of each Lender shall automatically and permanently terminate on the Commitment Termination Date if not terminated earlier pursuant to the terms hereof.

"*Commitment Fee*" shall have the meaning provided in Section 2.08(a).

"*Commitment Fee Rate*" shall mean, with respect to the Available Commitment, on any date, 1.50% per annum.

"*Commitment Maturity Date*" shall mean the date that is two years after the Closing Date, or if such date is not a Business Day, the next succeeding Business Day.

"*Commitment Percentage*" shall mean at any time, for each Lender, the percentage obtained by dividing (a) such Lender's Commitment at such time by (b) the amount of the Total Commitment at such time; provided that at any time when the Total Commitment shall have been terminated, each Lender's Commitment Percentage shall be the percentage obtained by dividing (a) such Lender's Credit Exposure at such time by (b) the Credit Exposure of all Lenders at such time.

"*Commitment Reduction*" shall have the meaning provided in Section 2.13(c).

"*Commitment Termination Date*" shall mean the earlier to occur of (a) the Commitment Maturity Date and (b) the date on which the Commitments shall have terminated in accordance with the terms hereof.

"*Commodity Definitions*" shall mean the 2005 ISDA Commodity Definitions, as published by the International Swaps and Derivatives Association, Inc., without giving effect to any amendment, supplement, updating or restatement thereof after the Closing Date unless otherwise agreed to by the Borrower and the Agent.

"*Commodity Hedge Agreements*" shall mean any agreement providing for swaps (including without limitation heat rate swaps), caps, collars, puts, calls, floors, futures, options, spots, forwards, power purchase, tolling or sale agreements, fuel purchase or sale agreements, emissions credit purchase or sales agreements, power transmission agreements, fuel transportation agreements, fuel storage agreements, netting agreements, or commercial or trading agreements, each with respect to, or involving the purchase, transmission, distribution, sale, lease or hedge of, any energy, generation capacity or fuel, or any other energy related commodity or service, price or price indices for any such commodities or services or any other similar derivative agreements, and any other similar agreements, entered into in the ordinary course of business in order to manage fluctuations in the price or availability of any commodity.

"*Communications*" shall have the meaning set forth in Section 9.17(a).

"*Computation Date*" shall mean (i) with respect to the Closing Date MTM Exposure, the Business Day preceding the Closing Date and (ii) thereafter, any each Monday or if such Monday is not a Business Day, the first Business Day thereafter.

"*Credit Documents*" shall mean this Agreement, the Security Documents, the Fee Letter and any amendment, waiver, supplement or other modification to any of the foregoing.

"*Credit Exposure*" shall mean, with respect to any Lender at any time, the sum of the aggregate principal amount of the outstanding Advances of such Lender.

"*Deemed Transactions*" shall have the meaning ascribed to such term in Section 2.07(a).

"*Default*" shall mean any event or condition which with notice, lapse of time or both would constitute an Event of Default.

"*Default Rate*" shall have the meaning ascribed to such term in Section 2.11(b).

"*Defaulting Lender*" shall mean any Lender that (a) has failed to fund any portion of the Advances required to be funded by it hereunder within one Business Day of the date required to be funded by it hereunder, unless such failure has been cured, (b) has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it hereunder within one Business Day of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, or (c) has been deemed insolvent or become the subject of a bankruptcy or insolvency proceeding.

"*dollars*" or "*$*" shall mean lawful money of the United States of America.

"*Disruption Fallbacks*" shall mean, in such order, Fallback Reference Price, Postponement, Negotiated Fallback, Fallback Reference Dealers and Calculation Agent Determination.

"***Eligible Commodity Hedge Agreement***" shall mean (i) any agreement in effect on the Closing Date that constituted (immediately prior to the Closing Date) an "Eligible Commodity Hedge Agreement" as defined in the Existing DIP Agreement, and (ii) any Commodity Hedge Agreement entered into (or amended) by any Loan Party with a counterparty from time to time in the ordinary course of business, consistent with Prudent Industry Practice and not for speculative purposes, it being understood that whether a Commodity Hedging Agreement satisfies the criteria in this clause (ii) shall be determined at the time such agreement is entered into and/or amended. For the avoidance of doubt, the following transactions shall always be considered speculative and not be included in clause (ii) hereof: (i) any fixed price purchase of fuel that does not have an associated fixed price electricity sale; (ii) any fixed price sale of electricity that does not have an associated fixed price fuel purchase or is not used to hedge the heat rate differential between the Projects and the market or used to hedge any geothermal or storage Project; and (iii) any fixed price sale of fuel, other than forward sales of fuel to hedge the heat rate differential between the Borrower's (and its Subsidiaries') Projects and the market or used to hedge any geothermal or storage Project.

"***Eligible Commodity Hedge Financing***" shall mean any letter of credit and/or revolving loan facility (including a commodity collateral revolving loan facility) that is entered into by a Loan Party so long as (i) such letters of credit or the proceeds of such facility are applied solely to collateralize obligations of the Loan Parties to the counterparties under the Eligible Commodity Hedge Agreements to the extent that such counterparties are not otherwise secured by the Collateral and (ii) the obligations of the Loan Parties under such facility are secured by the Collateral pursuant to Section 6.02(n) on a pari passu basis with the Eligible Commodity Hedge Agreements and are not secured by any other assets of the Loan Parties.

"***ERCOT MTM Exposure***" shall mean, for each Computation Date, an amount calculated by the Borrower (or, if the Borrower fails to make such calculation, the Agent) equal to the mark-to-market exposure (i.e., unrealized gain or loss) that a single counterparty in the position of the "fixed price" payor (or an equivalent position) would have on a combined basis for all of the Deemed ERCOT Transactions (inclusive of unpaid settlement amounts, but not termination amounts) as of such Computation Date; provided that if such single counterparty would be "out-of-the-money" (i.e., would have an unrealized loss) on the Deemed ERCOT Transactions, then the ERCOT MTM Exposure shall equal zero.

"***ERISA***" shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time, including (unless the context requires otherwise) any rules or regulations promulgated and any rulings issued thereunder.

"***Event of Default***" shall have the meaning assigned to such term in Article VII, provided that any requirement for the giving of notice, the lapse of time, or both, has been satisfied.

"***Exchange Act***" shall mean the Securities Exchange Act of 1934, as amended from time to time, and any successor statute.

"***Excluded Provisions***" shall mean (i) Sections 3.02, 3.03, 3.05(b), 3.09, 3.11, 3.18, 3.21 5.07(a) and (f), 5.11, 6.01(a), 6.13(a) and 6.16 and (ii) Sections 3.04, 3.10 and 3.16 (only insofar as an amendment, modification, supplement, consent or waiver of the Sections in clause (ii) relates to this Agreement as it is directly or indirectly referred to therein).

"*Existing Facility Administrative Agent*" shall mean the "Administrative Agent" under (and as defined in) the Existing Facility Credit Agreement.

"*Existing Facility Credit Agreement*" shall mean the Credit Agreement dated as of January 31, 2008 among the Borrower, the lenders party thereto, General Electric Capital Corporation, as sub-agent, Goldman Sachs Credit Partners L.P., Credit Suisse, Deutsche Bank Securities Inc. and Morgan Stanley Senior Funding, Inc., as co-syndication agents and co-documentation agents, and Goldman Sachs Credit Partners L.P., as administrative agent and collateral agent, as amended, modified or supplemented from time to time

"*Existing Facility Lenders*" shall mean the "Lenders" under (and as defined in) the Existing Facility Credit Agreement.

"*Facility*" shall have the meaning provided in the recitals to this Agreement.

"*Fallback Reference Dealers*" shall have the meaning set forth in the Commodity Definitions.

"*Fallback Reference Price*" shall have the meaning set forth in the Commodity Definitions, it being understood that any reference to "Calculation Agent" therein shall mean the Borrower.

"*Fees*" shall mean the arrangement fee and any other fees provided for in the Fee Letter.

"*Fee Letter*" shall mean that certain letter agreement, dated the date hereof, among the Borrower, the Lenders and GSCP as to the payment of certain fees.

"*Financial Officer*" of any corporation or limited liability company shall mean the chief financial officer, principal accounting officer, controller or treasurer of such corporation or limited liability company.

"*Global Entities*" shall mean the collective reference to the Borrower and its Restricted Subsidiaries.

"*Governmental Authority*" shall mean any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization (including the National Association of Insurance Commissioners).

"*Guarantee and Collateral Agreement*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Guarantee Obligation*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Guarantor*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Indebtedness*" of any Person at any date, shall mean, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than current trade payables incurred in the ordinary course of such Person's business), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital Lease Obligations of such Person, (f) all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of acceptances, letters of credit, surety bonds or similar arrangements, (g) the liquidation value of all preferred Capital Stock of such Person, (h) all Guarantee Obligations of such Person in respect of obligations of the kind referred to in clauses (a) through (g) above, (i) all obligations of the kind referred to in clauses (a) through (h) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation, and (j) all obligations of such Person in respect of Swap Agreements. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor. For purposes hereof, preferred Capital Stock issued by the Borrower shall not constitute Indebtedness hereunder unless it constitutes Disqualified Capital Stock.

"*Indemnitee*" shall have the meaning ascribed to such term in Section 9.06(c).

"*Initial Advance*" shall have the meaning ascribed to such term in Section 2.03(a).

"*Interest Payment Date*" shall mean the last day of each March, June, September and December commencing with September 30, 2008 (or if such day is not a Business Day, the Interest Payment Date shall be the next Business Day thereafter unless the result of such extension would be to carry the Interest Period into another calendar month in which event the Interest Payment Date shall be the immediately preceding Business Day).

"*Interest Period*" shall mean, with respect to each Advance, (i) initially, the period commencing on (and including) the Closing Date (in the case of the Initial Advance) or the Advance Date (in the case of any other Advance) to (but excluding) the first Interest Payment Date following the Closing Date or such Advance Date and (ii) thereafter, each period commencing on (and including) an Interest Payment Date to (but excluding) the next Interest Payment Date.

"*Investment*" shall have the meaning set forth in Section 6.06.

"*Junior Lien Agreement*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Junior Lien Indebtedness*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Lead Arranger*" shall mean GSCP.

"*Lenders*" shall have the meaning given such term in the preamble hereto.

"*LIBO Rate*" shall mean, for any Interest Period, the rate per annum obtained by dividing (i) (a) the rate per annum (rounded to the nearest 1/100 of 1%) equal to the rate determined by Agent to be the offered rate which appears on the page of the Reuters Screen which displays an average British Bankers Association Interest Settlement Rate (such page currently being LIBOR01 page) for deposits (for delivery on the first day of such period) with a term equivalent to such period in dollars, determined as of approximately 11:00 a.m. (London, England time) on the date that is two Business Days prior to the commencement of such Interest Period, or (b) in the event the rate referenced in the preceding clause (a) does not appear on such page or service or if such page or service shall cease to be available, the rate per annum (rounded to the nearest 1/100 of 1%) equal to the rate determined by Agent to be the offered rate on such other page or other service which displays an average British Bankers Association Interest Settlement Rate for deposits (for delivery on the first day of such period) with a term equivalent to such period in dollars, determined as of approximately 11:00 a.m. (London, England time) on the date that is two Business Days prior to the commencement of such Interest Period, or (c) in the event the rates referenced in the preceding clauses (a) and (b) are not available, the rate per annum (rounded to the nearest 1/100 of 1%) equal to the offered quotation rate to first class banks in the London interbank market by JPMorgan Chase Bank, N.A. for deposits (for delivery on the first day of the relevant period) in dollars of amounts in same day funds comparable to the principal amount of the applicable Advance of the Agent, in its capacity as a Lender, for which the LIBO Rate is then being determined with maturities comparable to such period as of approximately 11:00 a.m. (London, England time) on the date that is two Business Days prior to the commencement of such Interest Period, by (ii) an amount equal to (a) one minus (b) the Applicable Reserve Requirement (provided that, if the relevant period is not a one week, one month, two month or three month period and, in the case of clauses (i)(a), (b) or (c) above, there are rates for such other periods, then the LIBO Rate for such relevant period shall be determined by straight line interpolation using the rates for the two other periods that are closest in duration to such relevant period)

"*Lien*" shall mean any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing).

"*Limited Recourse Debt*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Loan Party*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Market Disruption Event*" shall have the meaning as set forth in Section 7.04(d)(i) of the Commodity Definitions without giving effect to Section 7.05(e) thereof.

"*Material Adverse Effect*" shall mean a material adverse effect on (a) the business, condition (financial or otherwise), operations or assets of the Global Entities taken as a whole, in each case, other than such effects attributable to the consummation of the transactions contemplated by the Plan of Reorganization, the occurrence of the Plan Effective Date and, in the case of time periods during the pendency of the Cases, the commencement of the Cases or the existence of prepetition claims and of defaults under such prepetition claims, (b) the validity or enforceability of the Credit Documents, or (c) the rights and remedies of the Lenders, the Agent and the Collateral Agent under the Credit Documents, taken as a whole.

"*Material Obligor*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Maximum Amount*" shall mean, as of any day, (i) US$300,000,000 minus (ii) the aggregate amount of Commitment Reductions pursuant to Section 2.13(c) hereof.

"*Maximum Rate*" shall have the meaning ascribed to such term in Section 9.14(a).

"*Minimum Amount*" shall mean, as of any day, (i) US$100,000,000 minus (ii) the aggregate amount of all Commitment Reductions pursuant to Section 2.13(c) hereof; provided that if the foregoing results in a negative amount, then such Minimum Amount shall equal zero.

"*MTM Exposure*" shall mean, for each Computation Date, the greatest of (i) the ERCOT MTM Exposure, (ii) the NP-15 MTM Exposure and (iii) Combined MTM Exposure.

"*MTM Notice*" shall have the meaning ascribed to such term in Section 2.02(a).

"*Negotiated Fallback*" shall have the meaning set forth in Section 7.05(c)(iii) of the Commodity Definitions; provided, however, the word "fifth" shall be replaced with the word "third".

"*Non-Defaulting Lender*" shall mean and include each Lender other than a Defaulting Lender.

"*Non-Excluded Taxes*" shall have the meaning ascribed to such term in Section 2.19(a).

"*Non-Loan Parties*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Non-U.S. Lender*" shall have the meaning ascribed to such term in Section 2.19(d).

"*NP-15 MTM Exposure*" shall mean, for each Computation Date, an amount calculated by the Borrower (or, if the Borrower fails to make such calculation, the Agent) equal to the mark-to-market exposure (i.e., unrealized gain or loss) that a single counterparty in the position of the "fixed price" payor (or an equivalent position) would have on a combined basis for all of the Deemed NP-15 Transactions (inclusive of unpaid settlement amounts, but not termination amounts) as of such Computation Date; provided that if such single counterparty would be "out-of-the-money" (i.e., would have an unrealized loss) on the Deemed NP-15 Transactions, then the NP-15 MTM Exposure shall equal zero.

"*Obligations*" shall mean the unpaid principal of and interest on (including interest accruing after the maturity of the Advances and interest accruing after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, relating to the Borrower, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding) the Advances and all other obligations and liabilities of the Borrower to the Agent or to any Lender, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Credit Document or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees, charges and disbursements of counsel to the Agent or to any Lender that are required to be paid by the Borrower pursuant hereto) or otherwise.

"*Original Lender*" shall have the meaning ascribed to it in Article VIII (a).

"*Other Taxes*" shall mean any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Credit Document.

"*Outstanding Advances*" shall mean with respect to any Lender, on any date of determination, an amount equal to the aggregate principal amount of all outstanding Advances made by such Lender.

"*Participant*" shall have the meaning ascribed to it in Section 9.05(d).

"*Payment Instructions*" shall mean standing instructions or *ad hoc* instructions provided by the Borrower to the Agent and approved by the Agent (such approval not to be unreasonably withheld, conditioned or delayed).

"*Pending Advance*" shall mean any Advance for which notice has been given by the Borrower pursuant to Section 2.04(b), but which has not yet been advanced hereunder.

"*Permitted Acquisition*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Permitted Liens*" shall mean Liens permitted to exist under Section 6.02.

"*Permitted Refinancing*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

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"*Person*" shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

"*Platform*" shall have the meaning ascribed to such term in Section 5.01.

"*Postponement*" shall have the meaning set forth in the Commodity Definitions with two (2) Commodity Business Days as the Maximum Days of Disruption (each as such term is defined in the Commodity Definitions).

"*Public Lender*" shall have the meaning ascribed to such term in Section 9.16.

"*Projections*" shall have the meaning ascribed to such term in Section 5.02(c).

"*Refinancing*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Register*" shall have the meaning ascribed to such term in Section 9.05(c)(iv).

"*Regulation D*" means Regulation D of the Board, as in effect from time to time.

"*Related Advance Date*" shall mean, with respect to any Computation Date, the first Business Day to occur after the next Computation Date.

"*Repayment Premium*" shall have the meaning ascribed to such term in Section 2.12(a).

"*Required Lenders*" shall mean, at any date, Non-Defaulting Lenders holding a majority of the Adjusted Total Commitment as of such date or if the Total Commitment has been terminated at such time, Non-Defaulting Lenders holding a majority of the Credit Exposure (excluding the Credit Exposure of Defaulting Lenders) at such time.

"*Responsible Officer*" of any corporation or limited liability company shall mean the chief executive officer, president, any executive vice president or Financial Officer of such corporation or limited liability company, but in any event, with respect to financial matters, a Financial Officer.

"*Restricted Payments*" shall have the meaning ascribed to such term in Section 6.05.

"*SEC*" shall mean the Securities and Exchange Commission.

"*Secured Parties*" shall have the meaning ascribed to such term in the Guarantee and Collateral Agreement.

"*Security Documents*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Solvent*" shall mean, when used with respect to any Person and its Subsidiaries, as of any date of determination, (a) the amount of the "present fair saleable value" of the assets of such Person and its Subsidiaries on a consolidated basis will, as of such date, exceed the amount of all "liabilities of such Person and its Subsidiaries on a consolidated basis, contingent or otherwise", as of such date, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (b) the present fair saleable value of the assets of such Person and its Subsidiaries will, as of such date, be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on its debts as such debts become absolute and matured, (c) such Person and its Subsidiaries on a consolidated basis will not have, as of such date, an unreasonably small amount of capital with which to conduct their business, and (d) such Person and its Subsidiaries will be able to pay their debts as they mature. For purposes of this definition, (i) "debt" means liability on a "claim", and (ii) "claim" means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured.

"*Specified Swap Agreement*" shall mean any Swap Agreement in respect of interest rates or currency exchange rates entered into by the Borrower or any Guarantor and any Person that is an Existing Facility Lender or an affiliate of an Existing Facility Lender at the time such Swap Agreement is entered into.

"*Spread"* shall mean 2.875% (287.5 basis points).

"*Subsidiary*" shall mean as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower.

"*Subordinated Indebtedness*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Subordinated Indebtedness Agreement*" shall have the meaning ascribed to such term in the Existing Facility Credit Agreement.

"*Swap Agreement*" shall mean any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions (including, without limitation, Commodity Hedge Agreements); provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers,

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employees or consultants of the Borrower or any of its Subsidiaries shall be a "***Swap Agreement***".

"***Target Advance Level***" shall mean, as of any Computation Date, the greater of (i) the Minimum Amount and (ii) the MTM Exposure; <u>provided</u> that if the MTM Exposure for that Computation Date exceeds the Maximum Amount, the Target Advance Level shall equal the Maximum Amount.

"***Total Commitment***" shall mean the sum of the Commitments of all the Lenders. The aggregate amount of Commitments as of the date hereof is US$300,000,000.

"***Trading Affiliates***" shall have the meaning ascribed to such term in Section 9.21.

"***Transferee***" shall mean any Assignee or Participant.

"***Unsecured Commodity Liquidity Facility***" shall mean (a) the letter of credit facility under that certain Letter of Credit Facility Agreement (Natural Gas) dated as of June 25, 2008 between the Borrower and Morgan Stanley Capital Services Inc., as amended, supplemented or otherwise modified from time to time, and (b) any other liquidity facility entered into by a Loan Party (and not guaranteed, directly or indirectly, by any Subsidiary that is not a Loan Party), so long as (i) the amount of borrowings available to be made to any such Loan Party is (at the time such facility is entered into) positively correlated with the price of natural gas and/or power, (ii) the aggregate principal amount of all such facilities shall not exceed $300,000,000 at any one time outstanding and (iii) the obligations of all Loan Parties (whether acting as a borrower or a guarantor) under all such facilities are unsecured.

(b)   The following terms shall have the meanings ascribed to such terms in the Existing Facility Credit Agreement prior to giving effect to any amendments to such agreement on or after the date hereof unless modified pursuant to Section 9.01(c) below: "***Additional First Priority Term Loans***"; "***Bankrupt Subsidiary***"; "***Bankruptcy Court***"; "***Blue Spruce Refinancing Facility***"; "***Bridge Loan Documents***"; "***Bridge Loan Facility***"; "***Bridge Loans***"; "***CalGen Makewhole Payment***"; "***Capital Expenditure***"; "***Capital Lease Obligations***"; "***Capital Stock***"; "***Case***"; "***Cash Equivalents***"; "***CCFC Guaranty***"; "***Commonly Controlled Entity***"; "***Consolidated EBITDA***"; "***Consolidated Interest Coverage Ratio***"; "***Consolidated Interest Expense***"; "***Consolidated Leverage Ratio***"; "***Consolidated Senior Leverage Ratio***"; "***Compliance Certificate***"; "***Contractual Obligation***"; "***Confidential Information Memorandum***"; "***Disposition***"; "***Disqualified Capital Stock***"; "***Domestic Subsidiary***"; "***Eligible Facility***"; "***Environmental Laws***"; "***ERISA Reorganization***"; "***Excess Cash Flow***"; "***Excluded Subsidiary***"; "***Existing DIP Agreement***"; "***First Priority Term Loans***"; "***Foreign Subsidiary***"; "***Freeport Guaranty***"; "***GAAP***"; "***Global Entity***"; "***Greenfield Guaranty***"; "***Geysers Entities***"; "***Incremental Term Loans***"; "***Insolvency***"; "***Intellectual Property***"; "***Investment***"; "***Loan***"; "***Materials of Environmental Concern***"; "***Metcalf Refinancing Facility***"; "***Moody's***"; "***Multiemployer Plan***"; "***Net Cash Proceeds***"; "***Pasadena Guaranty***"; "***PBGC***"; "***Performance Guarantee***"; "***Permitted PPA Counterparty Lien***"; "***Pittsburg/ DEC/LMEC Guaranty***"; "***Plan***"; "***Plan Effective Date***"; "***Plan of Reorganization***"; "***PPA Intercreditor Agreement***"; "***Project***"; "***Project Investments***"; "***Project Subsidiary***"; "***Prudent Industry Practice***"; "***Reinvestment Deferred Amounts***"; "***Reportable Event***"; "***Reorganization***"; "***Requirements of Law***";

"*Restricted Subsidiaries*"; "*S&P*"; "*Single Employer Plan*"; "*Solvent*"; "*Specified Change of Control*"; "*Stated Maturity*"; "*Unrestricted*"; and "*Wholly Owned Guarantor*".

(c)   With respect to those definitions in Section 1.01(a) or (b) that incorporate definitions used in the Existing Facility Credit Agreement ("*Incorporated Definitions*"), such Incorporated Definitions shall have the meanings ascribed to such terms in the Existing Facility Credit Agreement, on the date hereof unless (i) otherwise agreed by the Agent on behalf of the Lenders or (ii) modified pursuant to Section 9.01(c) below.

SECTION 1.02.   **Terms Generally**.

The definitions in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." All references herein to Articles, Sections, Exhibits, Schedules and Annexes shall be deemed references to Articles and Sections of, and Exhibits, Schedules and Annexes to, this Agreement unless the context shall otherwise require. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time. Unless otherwise stated, reference to any time means New York City time.

ARTICLE II

ADVANCES AND REPAYMENTS

SECTION 2.01.   **Commitments**.

(a)   Subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Lender agrees, severally and not jointly, to make, based on such Lender's Commitment, Advances to the Borrower on each Advance Date (so long as the Borrower shall request such Advance as provided below) until the Commitment Termination Date; provided that no Advance shall (i) for any Lender at any time, after giving effect thereto and to the application of the proceeds thereof, result in such Lender's Credit Exposure at such time exceeding such Lender's Commitment at such time and (ii) after giving effect thereto and to the application of the proceeds thereof, result at any time in the aggregate amount of the Lenders' Credit Exposures at such time exceeding the Total Commitment then in effect. Such Advances may be repaid and amounts repaid may be reborrowed, all in accordance with the terms hereof.

(b)   The Borrower will borrow and repay Advances on and after the date hereof and prior to the Commitment Termination Date subject to the terms, conditions and limitations set forth herein.

SECTION 2.02.   **Computation of MTM Exposure.**

(a)   By no later than 7:00 p.m., New York City time, on each Computation Date (unless it has been prevented from doing so due to technical delay or failure or as a result of a Market Disruption Event), the Borrower shall determine the MTM Exposure as of the close of business on such Business Day. Promptly after making such determination, it shall advise the Agent and the Lenders of that determination (each, an "***MTM Notice***") (which MTM Notice shall be provided via email). If a Market Disruption Event has occurred, then the Borrower shall, as promptly as reasonably practicable, determine the MTM Exposure in accordance with the Disruption Fallbacks and any other relevant provisions of the Commodity Definitions. If such determination is prevented due to a technical delay or failure, the Borrower shall make such determination as promptly as reasonably practicable after such matter is remedied. If the Borrower fails to make such calculation in with the foregoing, then the Agent shall make such determination in the manner contemplated by Sections 2.02(b) and (c) below.

(b)   The Agent shall promptly review each MTM Notice received by it from the Borrower and advise the Borrower whether it agrees or disagrees with the computation of the MTM Exposure set forth therein by no later than 12:00 Noon, New York City time, on the first Business Day following the related Computation Date. In the event the Agent disagrees (and has a reasonable basis for disagreeing) with such computation, the parties shall promptly endeavor to resolve such disagreement. If the parties are unable to resolve such disagreement within one Business Day, then (i) until such disagreement is resolved, the amount determined by the Agent shall be effective for purposes hereof and (ii) the parties shall mutually select a dealer (with respect to commodity related calculations) or a financial institution (with respect to financial calculations) that customarily acts as a calculation agent for similar transactions to calculate such MTM Exposure. If the parties cannot agree on a dealer or bank within one (1) Business Day, then each party shall appoint a dealer or bank and the appointed dealers or banks shall together appoint a third dealer or bank as calculation agent for making the relevant determination, and the decision of such party shall be final and binding upon the parties. The leading dealers or financial institutions selected by a party shall not be parties to this Agreement or Affiliates of a party to this Agreement.

(c)   Without limiting Section 2.02(a) or (b) above, the Borrower acknowledges that in reviewing the calculation of the MTM Exposure hereunder, the Agent may use the services of one or more its affiliated entities and any determination by such affiliated entity shall be deemed subject to the standard disclaimer relating to mark-to-market calculations, a copy of which is set forth in Exhibit B hereto.

(d)   Any calculation of the MTM Exposure made by either party shall be made in the manner provided for in the Calculation Agent Determination as if such party was the "Calculation Agent" referred to therein.

SECTION 2.03.   **Computation of Advance Amounts.**

(a)   The MTM Exposure shall be calculated as of the close of business on the Computation Date immediately preceding the Closing Date (the "***Closing Date MTM Exposure***"). The amount of the Advance to be made on the Closing Date shall equal the greater of (i) US$100,000,000 and (ii) the Closing Date MTM Exposure (the "***Initial Advance***").

(b)   On the first Business Day after each Computation Date after the Closing Date (each, an "***Availability Date***"), the Agent shall determine whether the Target Advance Level is greater than the Aggregate Outstanding Advances as of that Computation Date. By no later than

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12:00 Noon, New York City time, on each Availability Date (unless it has been prevented from doing so due to a technical delay or failure or as a result of a Market Disruption Event), the Agent shall notify the Lenders and the Borrower (each such notice, an "***Availability Notice***") of the amount, if any, by which such Target Advance Level exceeds the sum of such Aggregate Outstanding Advances and any Pending Advances (each such excess, an "***Available Amount***"; provided that if there is no such excess, such Available Amount shall equal zero), which notice may be provided via email.

      SECTION 2.04.   **Advances.**

      (a)   On the Closing Date, subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Lender shall advance to the Borrower such Lender's portion, based on its Commitment Percentage, of the Initial Advance.

      (b)   If the Available Amount determined as of any Availability Date is greater than zero, then the Borrower may borrow on the Related Advance Date, subject to the terms and conditions and relying upon the representations and warranties herein set forth, an Advance in an amount up to but not exceeding such Available Amount; provided that the Borrower shall give the Agent irrevocable notice (a "***Borrowing Notice***") (which notice must be received by the Agent prior to 12:00 Noon, New York City time on the first Business Day following such Availability Date) specifying the amount of such Advance to be borrowed, which amount shall be no less than $5,000,000 and integral multiples of $100,000 in excess of such amount. Each Borrowing Notice shall be substantially in the form of Exhibit C attached hereto.

      (c)   Subject to the terms and conditions and relying upon the representations and warranties herein set forth, each Lender shall advance to the Borrower such Lender's portion, based on its Commitment Percentage, of the Advance made on any Related Advance Date. Promptly after receipt of any Borrowing Notice, the Agent shall notify each Lender and the Borrower of the Advance and such Lender's proportionate share thereof.

      (d)   All Advances hereunder shall be made to the Borrower at: account no. 4430004366 Calpine Corporation – Commodity Collateral, ABA no. 122 000 496 at Union Bank of California, Monterey Park, CA, subject to any alternative Payment , as from time to time in effect, to the Agent, in which case Advances hereunder shall be made as provided therein. Subject to the foregoing, each Lender shall make its portion of each Advance to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds to the Agent in New York, New York, not later than 2:00 p.m., New York City time, and the Agent shall by 3:00 p.m., New York City time, credit the amounts so received to the account or accounts specified from time to time in one or more notices delivered by the Borrower to the Agent or, if an Advance shall not occur on such date because any condition precedent herein specified shall not have been met, return the amounts so received to the respective Lenders.

      (e)   Each Advance shall be made by the Lenders ratably in accordance with their respective Commitment Percentages; provided, however, that the failure of any Lender to make any Advance shall not in itself relieve any other Lender of its obligation to lend hereunder (it being understood, however, that (i) no Lender shall be responsible for the failure of any other Lender to make any Advance required to be made by such other Lender and each Lender severally but not jointly shall be obligated to make the Advances provided to be made by it hereunder, regardless of the failure of any other Lender to fulfill its commitments hereunder and (ii) failure by a Lender to perform any of its obligations under any of the Credit Documents shall not release any Person from performance of its obligations under any Credit Document).

(f)   Unless the Agent shall have received notice from a Lender prior to the date of any Advance that such Lender will not make available to the Agent such Lender's portion of such Advance, the Agent may assume that such Lender has made such portion available to the Agent on the date of such Advance in accordance with subsection (c) and the Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent that such Lender shall not have made such portion available to the Agent, such Lender agrees to repay to the Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Agent, at the interest rate applicable at the time to the corresponding amounts comprising such Advance. If such Lender shall repay to the Agent such corresponding amount, such amount shall constitute such Lender's portion of such Advance for purposes of this Agreement. If such Lender's share of such Advance is not made available to the Agent by such Lender within three (3) Business Days after demand therefor, the Agent shall also be entitled to recover such amount with interest thereon at the rate per annum applicable to Advances, on demand, from the Borrower, such recovery to be without prejudice to the rights of the Borrower against any such Lender.

SECTION 2.05.   **Repayment of Advances by the Borrower**.

On the Commitment Termination Date, the Borrower shall repay to the Lenders the Aggregate Outstanding Advances (including all accrued and unpaid interest thereon, accrued Fees and other Obligations incurred in respect thereof).

SECTION 2.06.   **Payment Instructions.**

From time to time, the Borrower may establish with the Agent Payment Instructions regarding the making of Advances hereunder. So long as any such Payment Instruction remains in effect, the terms thereof shall supersede any conflicting terms set forth herein.

SECTION 2.07.   **Deemed Transactions.**

The "***Deemed Transactions***" shall consist of the ERCOT Deemed Transactions and NP-15 Deemed Transactions.

The "***ERCOT Deemed Transactions***" shall consist of a portfolio of hypothetical three year over-the-counter fixed-for-floating heat rate swap transactions, with effective dates occurring on the Closing Date, (i) under which the Borrower (and its Restricted Subsidiaries) are, on a net volume basis, the "floating price" payor (or have an equivalent position) and which have net hourly volumes equal to 1,833.33 MWh, with the Borrower delivering power for 5 days and 16 peak hours (5x16) at Houston ERCOT and receiving an aggregate amount of natural gas equal to 7.2 MMBtu per MWh of Houston ERCOT power from Houston Ship Channel gas, and also receiving USD $26.89 per MWh of Houston ERCOT power and (ii) using the Floating Price references (including fallbacks) and natural gas price references (including fallbacks) specified on Exhibit D hereto.

The "**NP-15 Deemed Transactions**" shall consist of a portfolio of hypothetical three year over-the-counter fixed-for-floating heat rate swap transactions, with effective dates occurring on the Closing Date, (i) under which the Borrower (and its Restricted Subsidiaries) are, on a net volume basis, the "floating price" payor (or have an equivalent position) and which have net hourly volumes equal to 916.67 MWh, with the Borrower delivering power for 6 days and 16 peak hours (6x16) at NP-15 and receiving 7.2 MMBtu per MWh of NP-15 power from PG&E City-Gate gas and also receiving USD $24.55 per MWh of NP-15 power and (ii) using the Floating Price references (including fallbacks) and natural gas price references (including fallbacks) specified on Exhibit D hereto.

SECTION 2.08. **Fees**.

(a)   The Borrower agrees to pay to the Agent, for the account of the Lenders (in each case *pro rata* according to the respective Commitments of all such Lenders), a commitment fee (the "**Commitment Fee**") for each day from the Closing Date to the Commitment Termination Date. Each Commitment Fee shall be payable by the Borrower (i) quarterly in arrears on the tenth Business Day following the end of each March, June, September and December (for the three-month period (or portion thereof) ended on such day for which no payment has been received) and (ii) on the Commitment Termination Date (for the period ended on such date for which no payment has been received pursuant to clause (i)), and shall be computed for each day during such period at a rate per annum equal to the Commitment Fee Rate on the applicable portion of the Available Commitment in effect on such day.

(b)   The Borrower agrees to pay to the Agent, for the account of the Lenders (in each case *pro rata* according to the respective Commitments of all such Lenders), the Fees as provided in the Fee Letter; provided that, to the extent any Fee is required under the Fee Letter as well as under this Agreement then such payment shall be made by the Borrower without duplication.

(c)   All Fees shall be paid on the dates due, in immediately available funds, to the Agent for distribution, if and as appropriate, among the Lenders. Once paid, none of the Fees shall be refundable under any circumstances.

SECTION 2.09. **Evidence of Indebtedness.**

(a)   Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness to such Lender resulting from each Advance made by such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement.

(b)   The Agent shall maintain accounts in which it will record (i) the amount and date of each Advance made hereunder, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Agent hereunder from the Borrower and each Lender's share thereof.

(c)   The entries made in the accounts maintained pursuant to subsections (a) and (b) above shall, to the extent permitted by applicable law, be prima facie evidence of the existence and amounts of the obligations therein recorded; provided, however, that the failure of any Lender or the Agent to maintain such accounts or any error therein shall not in any manner affect the obligations of the Borrower to repay the Outstanding Advances in accordance with their terms. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Agent in respect of such matters, the accounts and records of the Agent shall control in the absence of manifest error.

SECTION 2.10.   **Computation of Interest.**

(a)   Each Advance shall bear interest for each day during each Interest Period with respect thereto at a rate per annum equal to the LIBO Rate applicable to that Interest Period plus the Spread.

(b)   Interest shall be computed on the basis of actual days elapsed over a year of 360 days.

(c)   The Agent shall compute the amount of interest due for each Interest Period and shall notify the Borrower of such amount by no later than 10:00 a.m., New York City time, on each Interest Payment Date. Notice of such amount may be provided by email. The Agent shall, at the request of the Borrower, deliver to the Borrower a statement sharing the quotations (and, if applicable, the calculations) used by the Agent in determining the interest rate hereunder.

SECTION 2.11.   **Payment of Interest.**

(a)   On each Interest Payment Date, the Borrower shall pay to the Agent, for the account of the Lenders, the amount of interest applicable to the Interest Periods ending on such Interest Payment Date as computed pursuant to Section 2.10 of this Agreement.

(b)   If all or a portion of (i) the principal amount of any Advance or (ii) any interest payable thereon or any other amount hereunder shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum (the "***Default Rate***") that is (x) in the case of overdue principal, the rate that would be otherwise applicable thereto plus 2.0% or (y) in the case of any overdue interest or other amounts due hereunder, to the extent permitted by applicable law, the rate described in Section 2.10(a) plus 2.0% from the date of such non-payment to the date on which such amount is paid in full (after as well as before judgment).

SECTION 2.12.   **Repayments Prior to the Commitment Termination Date.**

(a)   The Borrower may repay Advances prior to the Commitment Termination Date, without penalty, in whole or in part, from time to time on and subject to the following terms and conditions: (i) the Borrower shall give prior written notice (or telephonic notice, confirmed in writing promptly) to the Agent of its intent to make such repayment and the amount of such repayment, which notice shall be given by the Borrower no later than 12:00 noon, New York City time on the repayment date (which must be a Business Day), which notice shall promptly be transmitted by the Agent to each Lender, (ii) each repayment shall be in an aggregate principal amount of at least US$500,000 and in whole multiples of US$100,000 in excess thereof; <u>provided</u> that no partial prepayment shall reduce the Aggregate Outstanding Advances to an amount less than US$100,000,000, (iii) if the Commitments are not being concurrently reduced by the amount of such repayment pursuant to Section 2.13(c) below, then the Borrower shall concurrently with such repayment pay to the Agent for the benefit of the Lenders a premium equal to 5% of such repayment amount (each, a "***Repayment Premium***") and (iv) any such repayment pursuant to this Section 2.12 on any day other than an Interest Payment Date shall be on and subject to compliance by the Borrower with the applicable provisions of Section 2.18(c).

(b)   In lieu of making any payment pursuant to this Section 2.12 other than on an Interest Payment Date so long as no Event of Default shall have occurred and be continuing, the Borrower at its option may deposit with the Agent the amount required to be repaid and the Advances shall be repaid on the next Interest Payment Date in the required amount. Such deposit shall be held by the Agent in a corporate time deposit account established on terms reasonably satisfactory to the Agent, earning interest at the then customary rate for accounts of such type. Such deposit shall constitute cash collateral for the Advances to be so prepaid; <u>provided</u> that the Borrower may at any time direct that such deposit be applied to make the applicable payment required pursuant to this Section 2.12.

SECTION 2.13.   **Termination and Reduction of Commitments**.

(a)   The Commitments shall terminate automatically on the Commitment Termination Date.

(b)   Upon at least two Business Days' prior irrevocable written notice to the Agent, the Borrower may at any time, in whole or in part permanently terminate the Commitments. The Agent shall advise the Lenders of any notice given pursuant to this subsection (b).

(c)   In connection with any repayment of any Advances pursuant to Section 2.12 above, the Borrower may, at its option, permanently reduce the Commitments by the amount of such repayment (a "***Commitment Reduction***"), with each Lender's Commitment being reduced by its share of such payment based on its Commitment Percentage; provided that the Borrower shall notify the Agent of such reduction in the notice of such repayment that it provides to the Agent pursuant to Section 2.12.

(d)   The Borrower shall pay to the Agent, for the account of the Lenders, on the date of the termination of the Commitments, any Fees accrued through the date of such termination.

SECTION 2.14.   **Reserve Requirements; Change in Circumstances**.

(a)   Notwithstanding any other provision herein, if after the date of this Agreement any change in applicable law or regulation or in the interpretation or administration thereof by any Governmental Authority charged with the interpretation or administration thereof (whether or not having the force of law) shall (i) subject any Lender to any tax of any kind whatsoever with respect to this Agreement or any Advance made by it or change the basis of taxation of payments to any Lender hereunder (except for changes in respect of taxes on the overall net income of such Lender (as the case may be) or its lending office imposed by the jurisdiction in which such Lender's (as the case may be) principal executive office or lending office is located),

(ii) shall result in the imposition, modification or applicability of any reserve, special deposit or similar requirement against assets of, deposits with or for the account of or credit extended by any Lender or (iii) shall result in the imposition on any Lender or the London interbank market of any other condition affecting this Agreement, such Lender's Commitment or any Advance made by such Lender, and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Outstanding Advances or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise) by an amount reasonably deemed by such Lender to be material, then the Borrower shall, upon receipt of the notice and certificate provided for in subsection (c) below promptly pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b)   If any Lender shall have determined that the adoption after the date hereof of any law, rule, regulation or guideline regarding capital adequacy, or any change in any of the foregoing or in the interpretation or administration of any of the foregoing by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or any lending office of such Lender) or any Lender's holding company with any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, such Lender's Commitment or the Advances made by such Lender pursuant hereto to a level below that which such Lender or such Lender's holding company could have achieved but for such adoption, change or compliance (taking into consideration such Lender's policies and the policies of such Lender's holding company with respect to capital adequacy) by an amount reasonably deemed by such Lender to be material, then from time to time such additional amount or amounts as will compensate such Lender for any such reduction suffered will be paid to such Lender by the Borrower. It is acknowledged that this Agreement is being entered into by the Lenders on the understanding that the Lenders will be required to maintain capital against their Commitments, under currently applicable laws, regulations and regulatory guidelines. In the event the Lenders shall otherwise determine that such understanding is incorrect, it is agreed that the Lenders will be entitled to make claims under this subsection (b) based upon market requirements prevailing on the date hereof for commitments under comparable credit facilities against which capital is required to be maintained.

(c)   A certificate of each Lender setting forth such amount or amounts as shall be necessary to compensate such Lender or its holding company as specified in subsection (a) or (b) above, as the case may be, and containing an explanation in reasonable detail of the manner in which such amount or amounts shall have been determined, shall be delivered to the Borrower (with a copy to the Agent) and shall be conclusive absent manifest error. The Borrower shall pay each Lender the amount shown as due on any such certificate delivered by it within 10 days after its receipt of the same. Each Lender shall give prompt notice to the Borrower of any event of which it has knowledge, occurring after the date hereof, that it has determined will require compensation by the Borrower pursuant to this Section; provided, however, that failure by such Lender to give such notice shall not constitute a waiver of such Lender's right to demand compensation hereunder.

(d)   Failure on the part of any Lender to demand compensation for any increased costs or reduction in amounts received or receivable or reduction in return on capital with respect to any period shall not constitute a waiver of such Lender's right to demand compensation with respect to such period or any other period; provided that the Borrower shall not be required to compensate a Lender pursuant to this Section for any amounts incurred more than 180 days prior to the date that such Lender notifies the Borrower of such Lender's intention to claim compensation therefor; provided further that, if the circumstances giving rise to such claim have a retroactive effect, then such 180 days period shall be extended to include the period of such retroactive effect. The obligations of the Borrower pursuant to this Section shall survive the termination of this Agreement and the payment of all amounts payable hereunder. The protection of this Section shall be available to each Lender regardless of any possible contention of the invalidity or inapplicability of the law, rule, regulation, guideline or other change or condition which shall have occurred or been imposed.

(e)   Each Lender agrees that it will designate a different lending office if such designation will avoid the need for, or reduce the amount of, such compensation or any payment under Section 2.19 hereof and will not, in the reasonable judgment of such Lender be disadvantageous to such Lender.

SECTION 2.15.   **Change in Legality**.

(a)   Notwithstanding any other provision herein, if any change in any law or regulation or in the interpretation thereof by any Governmental Authority charged with the administration or interpretation thereof shall make it unlawful for any Lender to make or maintain any Advance or to give effect to its obligations as contemplated hereby with respect to any Advance, then, by written notice to the Borrower and to the Agent, such Lender may:

(i)   declare that Advances will not thereafter be made by such Lender (any Lender delivering such a declaration hereby agreeing to withdraw such declaration promptly upon determining that such event of illegality no longer exists); and

(ii)   require that all outstanding Advances made by it be subject to a rate equal to the costs of funds of such Lender as reasonably determined by such Lender.

(b)   For purposes of this Section, a notice by any Lender shall be effective as to each Advance, if lawful, on the last day of the Interest Period currently applicable to such Advance; in all other cases such notice shall be effective on the date of receipt.

SECTION 2.16.   **Pro Rata Treatment**.

Except as required under Sections 2.14 and 2.17, each Advance, each repayment of any Advance, each payment of interest on the Advances and each payment of the Fees shall be allocated *pro rata* among the Lenders in accordance with their respective Commitments (or, if such Commitments shall have expired or been terminated, in accordance with the respective principal amounts of their Outstanding Advances). Each Lender agrees that in computing such Lender's portion of any Advance to be made hereunder, the Agent may, in its discretion, round each Lender's percentage of such Advance to the next higher or lower whole dollar amount.

SECTION 2.17.   **Sharing of Setoffs**.

(a)   Except to the extent that this Agreement, any other Credit Document or a court order expressly provides for payments to be allocated to a particular Lender or to the Lenders hereunder, if any Lender (a "***Benefited Lender***") shall receive any payment of all or part of the Obligations owing to it (other than in connection with an assignment or participation made pursuant to Section 9.05), or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set off, pursuant to events or proceedings of the nature referred to in Section 7(f)), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of the Obligations owing to such other Lender, such Benefited Lender shall purchase for cash from the other Lenders a participating interest in such portion of the Obligations owing to each such other Lender, or shall provide such other Lenders with the benefits of any such collateral, as shall be necessary to cause such Benefited Lender to share the excess payment or benefits of such collateral ratably with each of the Lenders; provided that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

SECTION 2.18.   **Payments.**

(a)   The Borrower shall make each payment (including principal of or interest on any Advance or any Fees or other amounts) hereunder from an account in the United States not later than 2:00 p.m., New York City time, on the date when due in dollars to the Agent in immediately available funds. Each Payment shall be made without off-set, deduction or counterclaim; provided that the foregoing shall not constitute a relinquishment or waiver of the Borrower's rights to any independent claim that the Borrower may have against the Agent or any Lender.

(b)   Any payments under this Agreement that are made later than 2:00 p.m., New York City time (other than payments made by the Agent in accordance with Section 2.04(d)), shall be deemed to have been made on the next succeeding Business Day. Whenever any payment (including principal of or interest on Advance or any Fees or other amounts) hereunder shall become due, or otherwise would occur, on a day that is not a Business Day, such payment may be made on the next succeeding Business Day, and such extension of time shall in such case be included in the computation of interest or Fees, if applicable.

(c)   The Borrower agrees to indemnify each Lender for, and to hold each Lender harmless from, any loss or expense that such Lender may sustain or incur as a consequence of (a) default by the Borrower in making a borrowing of Advances after the Borrower has given a notice requesting the same in accordance with the provisions of this Agreement, (b) default by the Borrower in making any prepayment of Advances after the Borrower has given a notice thereof in accordance with the provisions of this Agreement or (c) the making of a prepayment of Advances on a day that is not the last day of an Interest Period with respect thereto. Such indemnification may include an amount equal to the excess, if any, of (i) the amount of interest that would have accrued on the amount so prepaid, or not so borrowed, for the period from the date of such prepayment or of such failure to borrow to the last day of such Interest Period (or, in the case of a failure to borrow, the Interest Period that would have commenced on the date of such failure) in each case at the applicable rate of interest for such Advances provided for herein over (ii) the amount of interest (as reasonably determined by such Lender) that would have accrued to such Lender on such amount by placing such amount on deposit for a comparable period with leading banks in the London interbank market. A certificate as to any amounts payable pursuant to this Section submitted to the Borrower (with a copy to the Agent) by any Lender shall be conclusive in the absence of manifest error. Notwithstanding anything to the contrary in this Section, the Borrower shall not be required to compensate a Lender pursuant to this Section for any amounts incurred more than 180 days prior to the date that such Lender notifies the Borrower of such Lender's intention to claim compensation therefor; provided that, if the circumstances giving rise to such claim have a retroactive effect, then such 180 days period shall be extended to include the period of such retroactive effect. This covenant shall survive the termination of this Agreement and the payment of the Advances and all other amounts payable hereunder.

 SECTION 2.19.   **Taxes**.

 (a)   All payments made by the Borrower under this Agreement and the other Credit Documents shall be made free and clear of, and without deduction or withholding for or on account of, any present or future income, stamp or other taxes, levies, imposts, duties, charges, fees, deductions or withholdings, now or hereafter imposed, levied, collected, withheld or assessed by any Governmental Authority, excluding net income taxes, gross receipt taxes (imposed in lieu of net income taxes) and franchise taxes (imposed in lieu of net income taxes) imposed on the Agent or any Lender as a result of a present or former connection between the Agent or such Lender and the jurisdiction of the Governmental Authority imposing such tax or any political subdivision or taxing authority thereof or therein (other than any such connection arising solely from the Agent or such Lender having executed, delivered or performed its obligations or received a payment under, or enforced, this Agreement or any other Credit Document). If any such non-excluded taxes, levies, imposts, duties, charges, fees, deductions or withholdings ("***Non-Excluded Taxes***") or Other Taxes are required to be withheld from any amounts payable to the Agent or any Lender hereunder, the amounts so payable to the Agent or such Lender shall be increased to the extent necessary to yield to the Agent or such Lender (after payment of all Non-Excluded Taxes and Other Taxes) interest or any such other amounts payable hereunder at the rates or in the amounts specified in this Agreement, provided, however, that the Borrower shall not be required to increase any such amounts payable to any Lender with respect to any Non-Excluded Taxes (i) that are attributable to such Lender's failure to comply with the requirements of paragraph (d) or (f) of this Section or (ii) that are United States withholding taxes imposed on amounts payable to such Lender at the time such Lender becomes a party to this Agreement, except to the extent that such Lender's assignor (if any) was entitled, at the time of assignment, to receive additional amounts from the Borrower with respect to such Non-Excluded Taxes pursuant to this paragraph.

 (b)   In addition, the Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

 (c)   Whenever any Non-Excluded Taxes or Other Taxes are payable by the Borrower, as promptly as possible thereafter the Borrower shall send to the Agent for its own account or for the account of the relevant Lender, as the case may be, a certified copy of an original official receipt received, if any, by the Borrower or other documentary evidence showing payment thereof. If the Borrower fails to pay any Non-Excluded Taxes or Other Taxes when due to the appropriate taxing authority or fails to remit to the Agent the required receipts or other required documentary evidence, the Borrower shall indemnify the Agent or the Lenders for any such taxes and for any incremental taxes, interest or penalties that may become payable by the Agent or any Lender as a result of any such failure.

(d) Each Lender (or Transferee) that is not a "U.S. Person" as defined in Section 7701(a)(30) of the Code (a "*Non U.S. Lender*") shall deliver to the Borrower and the Agent (or, in the case of a Participant, to the Lender from which the related participation shall have been purchased) two copies of either U.S. Internal Revenue Service Form W-8BEN, Form W-8ECI or W-8IMY (and all necessary attachments), or, in the case of a Non U.S. Lender claiming exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of "portfolio interest", a statement substantially in the form of Exhibit G to the Existing Facility Credit Agreement and a Form W-8BEN, or any subsequent versions thereof or successors thereto, properly completed and duly executed by such Non U.S. Lender claiming complete exemption from, or a reduced rate of, U.S. federal withholding tax on all payments by the Borrower under this Agreement and the other Credit Documents. Such forms shall be delivered by each Non U.S. Lender on or before the date it becomes a party to this Agreement (or, in the case of any Participant, on or before the date such Participant purchases the related participation). In addition, each Non U.S. Lender shall deliver such forms promptly upon the obsolescence or invalidity of any form previously delivered by such Non U.S. Lender. Each Non-U.S. Lender shall promptly notify the Borrower at any time it determines that it is no longer in a position to provide any previously delivered certificate to the Borrower (or any other form of certification adopted by the U.S. taxing authorities for such purpose). Notwithstanding any other provision of this paragraph, a Non U.S. Lender shall not be required to deliver any form pursuant to this paragraph that such Non U.S. Lender is not legally able to deliver.

(e) A Lender that is entitled to an exemption from or reduction of non-U.S. withholding tax under the law of the jurisdiction in which the Borrower is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver to the Borrower (with a copy to the Agent), at the time or times prescribed by applicable law or reasonably requested by the Borrower, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without withholding or at a reduced rate, provided that such Lender is legally entitled to complete, execute and deliver such documentation and in such Lender's judgment such completion, execution or submission would not materially prejudice the legal position of such Lender.

(f) Any Lender that is a United States person, as defined in Section 7701(a)(30) of the Internal Revenue Code, and is not an exempt recipient within the meaning of Treasury Regulations Section 1.6049-4(c), shall deliver to the Borrower (with a copy to the Agent) two accurate and complete original signed copies of Internal Revenue Service Form W-9, or any successor form that such person is entitled to provide at such time in order to comply with United States back-up withholding requirements.

(g) If the Agent or any Lender determines, in its sole discretion, that it has received a refund of any Non-Excluded Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this

Section 2.19, it shall pay over such refund to the Borrower (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section 2.19 with respect to the Non-Excluded Taxes or Other Taxes giving rise to such refund), net of all out-of-pocket expenses of the Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that the Borrower, upon the request of the Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender in the event the Agent or such Lender is required to repay such refund to such Governmental Authority. This paragraph shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its taxes which it deems confidential) to the Borrower or any other Person.

(h)   The agreements in this Section 2.19 shall survive the termination of this Agreement and the payment of the Advances and all other amounts payable hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Agent and to each Lender as follows on the Closing Date and on each date required pursuant to Article IV:

SECTION 3.01.   **Existence; Compliance with Law.**

Each Loan Party (a) is duly organized, validly existing and (to the extent such concept is applicable) in good standing under the laws of the jurisdiction of its organization, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, (c) is duly qualified as a foreign corporation or other organization and (to the extent such concept is applicable) in good standing under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification and (d) is in compliance with all Requirements of Law, except, in the case of each of the foregoing clauses (a) through (d), to the extent that the failure to comply therewith would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.02.   **Power; Authorizations; Enforceable Obligations.**

Each Loan Party has the power and authority, and the legal right, to make, deliver and perform the Credit Documents to which it is a party and, in the case of the Borrower, to obtain extensions of credit hereunder. Each Loan Party has taken all necessary organizational action to authorize the execution, delivery and performance of the Credit Documents to which it is a party and, in the case of the Borrower, to authorize the extensions of credit on the terms and conditions of this Agreement. No consent or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required in connection with the extensions of credit hereunder or with the execution, delivery, performance, validity or enforceability of this Agreement or any of the Credit Documents, except (i) that have been obtained or made and are in full force and effect and (ii) the filings made in respect of the

Security Documents. Each Credit Document has been duly executed and delivered on behalf of each Loan Party party thereto. This Agreement constitutes, and each other Credit Document upon execution will constitute, a legal, valid and binding obligation of each Loan Party party thereto, enforceable against each such Loan Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

SECTION 3.03.   **No Legal Bar.**

The execution, delivery and performance of this Agreement and the other Credit Documents, the borrowings hereunder and the use of the proceeds thereof will not violate any Requirement of Law or any Contractual Obligation of any Loan Party and will not result in, or require, the creation or imposition of any Lien on any of their respective properties or revenues pursuant to any Requirement of Law or any such Contractual Obligation (other than the Liens created by the Security Documents). No Requirement of Law or Contractual Obligation applicable to the Borrower or any of its Subsidiaries could reasonably be expected to have a Material Adverse Effect.

SECTION 3.04.   **Accuracy of Information.**

No statement or information contained in this Agreement, any other Credit Document, the Confidential Information Memorandum (other than projections and pro forma financial information) or any other document, certificate or statement furnished by or on behalf of the Borrower to the Agent or the Lenders, or any of them, for use in connection with the transactions contemplated by this Agreement or the other Credit Documents, contained as of the date such statement, information, document or certificate was so furnished, taken as a whole and in light of the circumstances in which made, any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein or therein not misleading. The projections and pro forma financial information contained in the materials referenced above were prepared in good faith based on assumptions believed by management of the Borrower to be reasonable at the time made, it being recognized by the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount. There is no fact known to any Loan Party that could reasonably be expected to have a Material Adverse Effect that has not been expressly disclosed herein, in the other Credit Documents, in the Confidential Information Memorandum or in any other documents, certificates and statements furnished to the Agent and the Lenders for use in connection with the transactions contemplated hereby and by the other Credit Documents.

SECTION 3.05.   **Financial Condition.**

(a)   The audited consolidated balance sheets of the Borrower and its consolidated Subsidiaries as at December 31 of the most recently ended three fiscal years of the Borrower ending prior to the Closing Date for which audited financial statements were delivered, and the related consolidated statements of income and of cash flows for the fiscal years ended on such dates, reported on by and accompanied by an unqualified report by a nationally recognized accounting firm, present fairly in all material respects the consolidated financial condition of the Borrower and its Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. The unaudited consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at the end of the most recently ended fiscal quarter of the Borrower ending prior to the Closing Date for which unaudited financial statements were delivered, and the related unaudited consolidated statements of income and cash flows for the period ended on such fiscal quarter end, present fairly in all material respects the consolidated financial condition of the Borrower and its consolidated Subsidiaries as at such date, and the consolidated results of its operations and its consolidated cash flows for the period ended on such fiscal quarter end (subject to normal year end audit adjustments). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as approved by the aforementioned firm of accountants and disclosed therein). As of the date of such financial statements, no Global Entity has any material Guarantee Obligations, contingent liabilities and liabilities for taxes, or any long term leases or unusual forward or long term commitments, including any interest rate or foreign currency swap or exchange transaction or other obligation in respect of derivatives, that are not reflected in the most recent financial statements referred to in this paragraph.

(b)   Since December 31, 2006, there has been no development or event that has had or would reasonably be expected to have a Material Adverse Effect.

SECTION 3.06.   Subsidiaries.

(a) Schedule 3.06 annexed to the Existing Facility Credit Agreement (as may be supplemented in writing from time to time by the Borrower) sets forth the name and jurisdiction of organization of each Subsidiary of the Borrower and, as to each such Subsidiary, the percentage of each class of Capital Stock owned by any Loan Party and (b) there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options or restricted stock granted to employees or directors and directors' qualifying shares) of any nature relating to any Capital Stock of the Borrower or any of its Subsidiaries directly owned by the Loan Parties that are included in the Collateral, except as created by the Credit Documents or permitted under Section 6.02(c) or Sections 6.02(w) and (z).

SECTION 3.07.   Title to Assets; Liens.

The Loan Parties have title in fee simple to, or a valid leasehold or easement interest in, all their material real property, taken as a whole, and good and marketable title to, or a valid leasehold or easement interest in, all their other material property, taken as a whole, and none of such property is subject to any Lien except Permitted Liens.

SECTION 3.08.   No Default.

No Global Entity is in default under or with respect to any of its Contractual Obligations in any respect that would reasonably be expected to have a Material Adverse Effect.

SECTION 3.09.   **Use of Proceeds.**

The proceeds of the Advances shall be used to collateralize obligations of the Loan Parties to the counterparties under Eligible Commodity Hedge Agreements.

SECTION 3.10.   **Litigation.**

Except as disclosed in writing to the Agent and the Lenders prior to the date hereof, no litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of the Borrower, threatened by or against any Global Entity or against any of their respective properties or revenues (a) with respect to any of the Credit Documents or any of the transactions contemplated hereby or thereby, or (b) that could reasonably be expected to have a Material Adverse Effect.

SECTION 3.11.   **Federal Regulations.**

No part of the proceeds of any Advances will be used (a) for "buying" or "carrying" any "margin stock" within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect for any purpose that violates the provisions of the regulations of the Board or (b) for any purpose that violates the provisions of the regulations of the Board. If requested by any Lender or the Agent in order to comply with any Requirement of Law, the Borrower will furnish to the Agent and each Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U 1, as applicable, referred to in Regulation U.

SECTION 3.12.   **Compliance with Law.**

No Global Entity is in violation of any applicable law, rule or regulation, or in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, the violation of which, or a default with respect to which, would reasonably be expected to have a Material Adverse Effect.

SECTION 3.13.   **Taxes.**

Each Global Entity has filed or caused to be filed all Federal and state income tax and other material tax returns that are required to be filed and has paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than any the amount or validity of which are currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the relevant Global Entity); no tax Lien has been filed, and, to the knowledge of the Borrower, no claim is being asserted, with respect to any such tax, fee or other charge other than Liens or claims permitted under this Agreement.

SECTION 3.14.   **ERISA.**

Except as, individually or in the aggregate, does not or could not reasonably be expected to result in a Material Adverse Effect: neither a Reportable Event nor an "accumulated funding deficiency" (within the meaning of Section 412 of the Code or Section 302 of ERISA) has occurred during the five year period prior to the date on which this representation is made or deemed made with respect to any Plan, and each Plan has complied in all respects with the applicable provisions of ERISA and the Code; no termination of a Single Employer Plan has occurred, and no Lien in favor of the PBGC or a Plan has arisen, during such five-year period; the present value of all accrued benefits under each Single Employer Plan (based on those assumptions used to fund such Plans) did not, as of the last annual valuation date prior to the date on which this representation is made or deemed made, exceed the value of the assets of such Plan allocable to such accrued benefits; neither the Borrower nor any Commonly Controlled Entity has had a complete or partial withdrawal from any Multiemployer Plan; neither the Borrower nor any Commonly Controlled Entity would become subject to any liability under ERISA if the Borrower or any such Commonly Controlled Entity were to withdraw completely from all Multiemployer Plans as of the valuation date most closely preceding the date on which this representation is made or deemed made; and no such Multiemployer Plan is in Reorganization or Insolvent.

SECTION 3.15. **Environmental Matters; Hazardous Material.**

There has been no matter with respect to Environmental Laws or Materials of Environmental Concern which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

SECTION 3.16. **Investment Company Act; Other Regulations.**

No Loan Party is an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended. No Loan Party is subject to regulation under any Requirement of Law (other than Regulation X of the Board) that limits its ability to incur Indebtedness under this Agreement and the other Credit Documents.

SECTION 3.17. **Labor Matters.**

Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes against any Global Entity pending or, to the knowledge of the Borrower, threatened; (b) hours worked by and payment made to employees of each Global Entity have not been in violation of the Fair Labor Standards Act or any other applicable Requirement of Law dealing with such matters; and (c) all payments due from any Global Entity on account of employee health and welfare insurance have been paid or accrued as a liability on the books of the relevant Global Entity.

SECTION 3.18. **Security Documents.**

The Obligations rank at least pari passu in right of payment and upon liquidation of the Collateral with the Loan Parties' obligations to the Existing Facility Lenders with respect to the Existing Facility Credit Agreement, pursuant to the terms of the Security Documents and the Collateral Agency and Intercreditor Agreement.

SECTION 3.19.   **Solvency.**

(a) The Borrower is and (b) the Loan Parties, taken as a whole, are, and after giving effect to the incurrence of all Indebtedness and obligations being incurred in connection herewith and with the Plan of Reorganization will be, Solvent.

SECTION 3.20.   **Senior Indebtedness.**

The Obligations constitute "Senior Indebtedness" (or similar such term) of the Borrower under each Subordinated Indebtedness Agreement. The obligations of each Subsidiary Guarantor under the Guarantee and Collateral Agreement constitute "Guarantor Senior Indebtedness" (or similar such term) of such Subsidiary Guarantor under each Subordinated Indebtedness Agreement.

SECTION 3.21.   **Certain Documents.**

The Borrower has delivered to the Agent a complete and correct copy of the Existing Facility Credit Agreement, the Guarantee and Collateral Agreement, the Collateral Agency and Intercreditor Agreement, each Subordinated Indebtedness Agreement and each Junior Lien Agreement, as currently in effect, including any amendments, supplements or modifications with respect to any of the foregoing.

ARTICLE IV

CONDITIONS

The obligations of the Lenders to make Advances hereunder are subject to the satisfaction of the following conditions:

SECTION 4.01.   **Initial Advances**.

The Commitment of each Lender to fund its portion of the Initial Advance on the Closing Date is subject to the following conditions:

(a)   The Agent shall have received the following Credit Documents: (i) counterparts of this Agreement executed by the parties hereto, (ii) the Guarantee and Collateral Agreement and the Collateral Agency and Intercreditor Agreement and (iii) the Fee Letter.

(b)   The Agent shall have received favorable written legal opinions of (i) Kirkland & Ellis LLP, counsel to the Borrower, and (ii) Morrison & Foerster, special New York counsel to the Agent, in each case dated the date hereof, addressed to the Agent and the Lenders with respect to customary matters and in form and substance reasonably satisfactory to the Agent.

(c)   The Agent shall have received (i) a copy of the certificate of incorporation, including all amendments thereto, of the Borrower, certified as of a recent date by the Secretary of State of the state of Delaware, and a certificate as to the good standing of the Borrower as of a recent date from such Secretary of State; (ii) a certificate of the Secretary or an Assistant Secretary or analogous officer of the Borrower, dated the date of this Agreement and certifying

(A) that attached thereto is a true and complete copy of the certificate of incorporation of the Borrower as in effect on such date and at all times since a date prior to the date of the resolutions described in clause (B) below, (B) that attached thereto are true and complete copies of resolutions duly adopted by the Board of Directors (or any duly authorized committee thereof), authorizing the execution and delivery by the Borrower of this Agreement, the Advances to be made hereunder and the performance by the Borrower of all of its obligations hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect, (C) that the certificate of incorporation referred to in clause (i) above has not been amended since the date of the last amendment thereto shown on the certificate of good standing furnished pursuant to such clause (i) and (D) as to the incumbency and specimen signature of each officer executing this Agreement and any other document delivered in connection herewith on behalf of the Borrower; (iii) a certificate of another officer of the Borrower as to the incumbency and specimen signature of the Secretary or Assistant Secretary or analogous officer executing the certificate pursuant to (ii) above; and (iv) a certificate of a Responsible Officer of the Borrower, dated the date of this Agreement, stating that (A) no action, consent or approval of, registration or filing with or other action by any Governmental Authority is or will be required in connection with the execution, delivery and performance by the Borrower of this Agreement, except those as have been duly obtained and as are (1) in full force and effect, (2) sufficient for their purpose and (3) not subject to any pending or, to the knowledge of such Person, threatened appeal or other proceeding seeking reconsideration or review thereof, and (B) the representations and warranties set forth in Article III hereof are true and correct in all material respects on and as of the date hereof, and (C) no Event of Default or Default has occurred and is continuing on the date hereof.

(d)   [Reserved.]

(e)   The Lenders, the Agent and the Lead Arranger shall have received payment of all fees and reimbursements of all expenses for which invoices have been presented as and when due on or prior to the date of the Initial Advance pursuant to the terms of this Agreement or the Fee Letter.

(f)   The Agent shall have received all documentation and information required by regulatory authorities under applicable "know your customer" and anti-money laundering rules and regulations, including without limitation the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)).

(g)   The Agent shall have become party to the Collateral Agency and Intercreditor Agreement.

(h)   [Reserved.]

(i)   The Agent shall have determined, in consultation with its counsel, that the obligations of the Borrower under this Agreement are secured ratably with the obligations of Borrower under the Existing Facility Credit Agreement by the valid and perfected lien on and security interest in the Collateral granted pursuant to the terms of the Security Documents and the Collateral Agency and Intercreditor Agreement.

SECTION 4.02.   **Conditions for All Advances**.

The Commitment of each Lender to make each Advance hereunder shall be subject to the satisfaction of the following conditions precedent on the date of such Advance:

(a)   The Agent shall have received a Borrowing Notice.

(b)   All representations and warranties contained in or pursuant to this Agreement and the other Credit Documents, or otherwise made in writing in connection herewith or therewith, shall be true and correct in all material respects on and as of the date of each Advance hereunder with the same effect as if made on and as of such date (unless stated to relate to specific earlier date, in which case, such representations and warranties shall be true and correct in all material respects as of such earlier date) (it being understood that any representation or warranty that is qualified as to materiality or Material Adverse Effect shall be correct in all respects).

(c)   At the time of and immediately after such Advance, no Default or Event of Default shall have occurred and be continuing at the time of such Advance or would result from the making of such Advance.

The request by the Borrower for, and the acceptance by the Borrower of, each Advance hereunder shall be deemed to be a representation and warranty by the Borrower that the conditions specified in this Section 4.02 have been satisfied or waived at that time.

ARTICLE V

AFFIRMATIVE COVENANTS

The Borrower agrees that, so long as any Lender has any Commitment hereunder or any Advance or other amount is owing to any Lender or the Agent hereunder or under any other Credit Document (other than contingent indemnification obligations for which no claim has been asserted) the Borrower shall, and shall cause each of the Restricted Subsidiaries to, directly or indirectly:

SECTION 5.01.   **Financial Statements, Etc.**

Deliver to the Agent (for distribution to the Lenders):

(a)   within ninety (90) days (or, if agreed to under the Existing Facility Credit Agreement, 105 days) after the end of each fiscal year of the Borrower ending after the Closing Date, a copy of the audited consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at the end of such year and the related audited consolidated statements of income and of cash flows for such year, setting forth in each case in comparative form the figures for the previous year, reported on without a "going concern" or like qualification or exception, or qualification arising out of the scope of the audit, by PricewaterhouseCoopers or other independent certified public accountants of nationally recognized standing; and

(b)   within forty-five (45) days (or if agreed to under the Existing Facility Credit Agreement, sixty (60) days) after the end of each of the first three quarterly fiscal periods of each fiscal year, a copy of the unaudited consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at the end of such quarter and the related unaudited consolidated statements of income in such quarter and of cash flows for the portion of the fiscal year through the end of such quarter, setting forth in each case in comparative form the corresponding consolidated figures for the corresponding periods in the preceding fiscal year, accompanied by a certificate of a Responsible Officer, which certificate shall state that such consolidated financial statements fairly present, in all material respects, the consolidated financial condition and results of operations of the Borrower and its consolidated Subsidiaries, in accordance with GAAP, consistently applied, as at the end of, and for, such period (subject to normal year-end audit adjustments and the absence of footnotes).

All such financial statements delivered pursuant to subsections (a) and (b) above shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein and with prior periods. The Borrower may provide the financial statements and other materials required to be furnished pursuant to this Section by posting such financial statements and materials on IntraLinks/IntraAgency, SyndTrak or other relevant website or other information platform (the "*Platform*") to which the Agent has access. If delivered to the Agent, the Agent will provide the financial statements and other materials required to be furnished pursuant to this Section to the Lenders by posting such financial statements and materials on the Platform within five Business Days after receipt thereof. Information required to be delivered pursuant to subsections (a) and (b) above shall be deemed satisfied by delivery within the time periods set forth in such subsections of the Borrower's annual report on Form 10-K and quarterly report on Form 10-Q, respectively, in each case as filed with the SEC for the applicable period.

SECTION 5.02. **Certificates; Other Information.**

Deliver to the Agent and, in the case of clause (h) below, to the applicable Lender:

(a) concurrently with the delivery of the financial statements referred to in Section 5.01(a), a certificate of the independent certified public accountants reporting on such financial statements stating that in making the examination necessary thereof no knowledge was obtained of any Default or Event of Default pursuant to Section 6.17 of the Existing Facility Credit Agreement, except as specified in such certificate;

(b) concurrently with the delivery of any financial statements pursuant to Section 5.01, (i) a certificate of a Responsible Officer stating that such Responsible Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate (and if such certificate specifies any Default or Event of Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto) and (ii) in the case of quarterly or annual financial statements, (x) a Compliance Certificate containing all information and calculations necessary for determining compliance by each Global Entity with Section 6.17 of this Agreement as of the last day of the fiscal quarter or fiscal year of the Borrower, as the case may be, and (y) to the extent not previously disclosed to the Agent, (1) a description of any change in the jurisdiction of organization any Loan Party, (2) a list of any material Intellectual Property acquired by any Loan Party and (3) a description of any Person that has become a Global Entity, in each case since the date of the most recent report delivered pursuant to this clause (y) (or, in the case of the first such report so delivered, since the Closing Date);

(c)   as soon as available, and in any event no later than 45 days after the end of each fiscal year of the Borrower, a detailed consolidated budget for the following fiscal year (including a projected consolidated balance sheet of the Borrower and its Subsidiaries as of the end of the following fiscal year, the related consolidated statements of projected cash flow, projected changes in financial position and projected income and a description of the underlying assumptions applicable thereto), and, as soon as available, significant revisions, if any, of such budget and projections with respect to such fiscal year (collectively, the "**_Projections_**"), which Projections shall in each case be accompanied by a certificate of a Responsible Officer stating that such Projections are based on reasonable estimates, information and assumptions and that such Responsible Officer has no reason to believe that such Projections are incorrect or misleading in any material respect;

(d)   concurrently with the delivery of financial statements pursuant to Section 5.01, a narrative discussion and analysis of the financial condition and results of operations of the Borrower and its Subsidiaries for such fiscal quarter and for the period from the beginning of the then current fiscal year to the end of such fiscal quarter, as compared to the portion of the Projections covering such periods and to the comparable periods of the previous year. Information required to be delivered pursuant to this clause shall be deemed satisfied by delivery within the time period set forth herein of the Borrower's annual report on Form 10-K and quarterly report on Form 10-Q, respectively, in each case as filed with the SEC for the applicable period;

(e)   no later than five (5) Business Days prior to the effectiveness thereof, copies of substantially final drafts of any material proposed amendment, supplement, waiver or other modification with respect to any Subordinated Indebtedness Agreement, any Junior Lien Agreement or the Bridge Loan Documents;

(f)   within five days after the same are sent, copies of all financial statements and reports that the Borrower sends to the holders of any class of its debt securities or public equity securities and, within five days after the same are filed, copies of all financial statements and reports that the Borrower may make to, or file with, the SEC;

(g)   promptly following the delivery thereof to any Loan Party or to the Board of Directors or management of any Loan Party, a copy of any final management letter or report by independent public accountants with respect to the financial condition, operations or business of the Borrower and its Subsidiaries;

(h)   promptly upon request, such other material information (financial or otherwise), as may be reasonably requested by the Agent (on behalf of itself or any Lender); and

(i)   concurrently with the delivery of any document required to be delivered pursuant to Section 5.01 or this Section 5.02, the Borrower shall indicate in writing whether such document contains non-public information.

The Borrower may provide the certificates and other information required to be furnished pursuant to this Section 5.02 by posting such certificates and information on the Platform to which the Agent has access. If delivered to the Agent, the Agent will provide the certificates and other information required to be furnished by the Borrower pursuant to this Section 5.02 to the Lenders by posting such certificates and other information on the Platform within five Business Days after receipt thereof.

SECTION 5.03. **Payment of Obligations.**

Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature, except (i) where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the relevant Global Entity or (ii) where the failure to so pay, discharge or otherwise satisfy such obligations could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

SECTION 5.04. **Maintenance of Existence; Compliance with Contractual Obligations and Requirements of Law.**

(a)(i) Preserve, renew and keep in full force and effect its organizational existence and (ii) take all reasonable action to maintain all rights, privileges and franchises reasonably necessary in the normal conduct of its business, except, in each case, as otherwise permitted by Section 6.3 and except, in the case of clause (ii) above, to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect; and (b) comply with all Contractual Obligations and Requirements of Law except to the extent that failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 5.05. **Maintenance of Property; Insurance.**

(a) Keep all property useful and necessary in its business in good working order and condition, subject to ordinary wear and tear and obsolescence and from time to time make all needful and proper repairs, renewals, replacements, extensions, additions, betterments and improvements thereto, to the extent and in the manner useful or customary for companies in similar businesses, except where failure to do so would not reasonably be expected to have a Material Adverse Effect and (b) maintain with financially sound and reputable insurance companies insurance policies (or where appropriate, self-insurance) on all its property in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are usually insured against in the same general area by companies of a similar size engaged in the same or a similar business.

SECTION 5.06. **Inspection of Property; Books and Records; Discussions.**

(a) Keep proper books of records and account in which full, true and correct entries in all material respects in conformity with GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities and (b) upon reasonable prior notice to the Borrower through the Agent, permit representatives of the Agent or any Lender to visit and inspect any of its properties and examine and make abstracts from any of its books and records at any reasonable time during normal business hours to discuss the business, operations, properties and financial and other condition of the Global Entities with officers and employees of the Global Entities and with their independent certified public accountants and with their financial advisors; provided that so long as no Event of Default has occurred and is continuing, the Lenders and the Agent shall not be permitted to exercise such rights more than once per year, and the exercise of such rights will be coordinated through the Agent on behalf of the Lenders. The Agent agrees to coordinate and consolidate visits pursuant to this Section by Lenders and their representatives (including the examination of books and records and the making of copies and abstracts of books and records) at mutually convenient times and in such a manner so as to cause minimum disruption to the operations of the Borrower and to minimize costs associated with such visits.

SECTION 5.07. **Notices.**

Promptly, and in any event within five (5) Business Days after a Responsible Officer becomes aware thereof (except as otherwise provided in (e) below), give notice to the Agent, with a copy for each Lender, of:

(a)   the occurrence of any Event of Default hereunder, or any event of default under the Existing Facility Credit Agreement after the expiration of any applicable grace or cure period;

(b)   any (i) default or event of default under any Contractual Obligation of any Global Entity or (ii) litigation, investigation or proceeding that may exist at any time between a Global Entity and any Governmental Authority, that in either case, if not cured or if adversely determined, as the case may be, could reasonably be expected to have a Material Adverse Effect;

(c)   any litigation or proceeding affecting any Global Entity (i) that would reasonably be expected to have a Material Adverse Effect or (ii) which relates to any Credit Document;

(d)   any development or event that has had or could reasonably be expected to have a Material Adverse Effect;

(e)   the following events, as soon as practicable and in any event within 30 days after any Global Entity knows or has reason to know thereof: (i) the occurrence of any Reportable Event with respect to any Plan, a failure to make any required contribution to a Plan, the creation of any Lien in favor of the PBGC or a Plan or any withdrawal from, or the termination, Reorganization or Insolvency of, any Multiemployer Plan or (ii) the institution of proceedings or the taking of any other action by the PBGC or the Borrower or any Commonly Controlled Entity or any Multiemployer Plan with respect to the withdrawal from, or the termination, Reorganization or Insolvency of, any Plan, in the case of each of the foregoing clauses (i) or (ii) where such event could reasonably be expected to have a Material Adverse Effect; and

(f)   any amendments or modifications to the Existing Facility Credit Agreement.

Each notice pursuant to this Section shall be accompanied or provided as soon as practicable thereafter by a statement of a Responsible Officer setting forth details of the occurrence referred to therein and stating what action the relevant Global Entity has taken or proposes to take with respect thereto.

SECTION 5.08. **Environmental Laws.**

(a)   Comply with, and take reasonable efforts to ensure compliance in all material respects by all tenants and subtenants, if any, with, all applicable Environmental Laws, and obtain and comply with and maintain, and ensure that all tenants and subtenants obtain and comply in all material respects with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws except where the failure to comply with the foregoing would not be reasonably be expected to give rise to a Material Adverse Effect.

(b)   Conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws except where the failure to comply with the foregoing would not be reasonably be expected to give rise to a Material Adverse Effect and promptly comply with all lawful orders and directives of all Governmental Authorities under applicable Environmental Laws except where the failure to do so would not be reasonably be expected to give rise to a Material Adverse Effect; provided, however, that the Borrower may use all lawful means to protest or challenge the imposition by any Governmental Authority of any requirements under any such lawful orders, directives or that otherwise arise under applicable Environmental Laws.

SECTION 5.09. **Employee Benefits.**

Comply (and with respect to Plans covered by Title IV of ERISA, cause their respective Commonly Controlled Entities to comply) in all material respects with the applicable provisions of ERISA and the Code and other applicable laws, rules and regulations with respect to any Plan, the failure of which could reasonably be expected to result in a Material Adverse Effect.

SECTION 5.10. **Further Assurances.**

(a)   With respect to any property acquired after the Closing Date by any Loan Party (other than any property described in paragraph (b), (c) or (d) below) as to which the Collateral Agent, for the benefit of the Secured Parties, does not have a perfected Lien, promptly (i) execute and deliver to the Existing Facility Administrative Agent (with copies to the Agent hereunder) such amendments to the Guarantee and Collateral Agreement or such other documents as the Existing Facility Administrative Agent deems necessary or advisable to grant to the Collateral Agent, for the benefit of the Secured Parties, a security interest in such property and (ii) take all actions necessary or advisable to grant to the Collateral Agent, for the benefit of the Secured Parties, a perfected first priority security interest in such property, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Guarantee and Collateral Agreement or by law or as may be reasonably requested by the Existing Facility Administrative Agent.

(b)   With respect to any fee interest in any real property having a value (together with improvements thereof) of at least $5,000,000 acquired after the Closing Date by any Loan Party (other than any such real property subject to a Permitted Lien which precludes the granting of a

Mortgage thereon), within sixty (60) days after the creation or acquisition thereof (i) execute and deliver a first priority Mortgage or where appropriate under the circumstances, an amendment to an existing Mortgage, in each case in favor of the Collateral Agent, for the benefit of the Secured Parties, covering such real property, (ii) if requested by the Existing Facility Administrative Agent, provide the Secured Parties with (x) either (1) title insurance covering such real property in an amount at least equal to the purchase price of such real property (or such other amount as shall be reasonably specified by the Existing Facility Administrative Agent) in form and substance reasonably satisfactory to the Existing Facility Administrative Agent as well as a current ALTA survey thereof, together with a surveyor's certificate (only with respect to any power plant or any other real property for which an ALTA survey was obtained when such property was acquired) or (2) where an amendment to an existing Mortgage has been delivered pursuant to clause (i) instead of a Mortgage, an endorsement to the existing title policy adding such property as an insured parcel, and (y) any consents or estoppels reasonably deemed necessary or advisable by the Existing Facility Administrative Agent in connection with such Mortgage or Mortgage amendment (to the extent obtainable using commercially reasonable efforts), each of the foregoing in form and substance reasonably satisfactory to the Existing Facility Administrative Agent and (iii) if requested by the Existing Facility Administrative Agent, deliver to the Existing Facility Administrative Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Existing Facility Administrative Agent (provided that copies of all such items delivered to the Existing Facility Administrative Agent shall be delivered to the Agent hereunder and, if any opinions are delivered, they shall entitle the Agent hereunder to rely thereon).

(c)   With respect to any new Subsidiary (other than an Excluded Subsidiary) created or acquired after the Closing Date by any Global Entity (which, for the purposes of this paragraph (c), shall include any existing Subsidiary that ceases to be an Excluded Subsidiary), within sixty (60) days of the creation or acquisition thereof (i) execute and deliver to the Existing Facility Administrative Agent such amendments to the Guarantee and Collateral Agreement as the Existing Facility Administrative Agent deems necessary or advisable to grant to the Collateral Agent, for the benefit of the Secured Parties, a perfected first priority security interest in the Capital Stock of such new Subsidiary that is owned by any Loan Party, (ii) deliver to the Existing Facility Administrative Agent the certificates representing such Capital Stock, together with undated stock powers, in blank, executed and delivered by a duly authorized officer of the relevant Global Entity, (iii) cause such new Subsidiary (A) to become a party to the Guarantee and Collateral Agreement, (B) to take such actions necessary or advisable to grant to the Collateral Agent for the benefit of the Secured Parties a perfected first priority security interest in the Collateral described in the Guarantee and Collateral Agreement with respect to such new Subsidiary, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Guarantee and Collateral Agreement or by law or as may be requested by the Existing Facility Administrative Agent and (C) to deliver to the Collateral Agent a certificate of such Subsidiary, substantially in the form of Exhibit A to the Existing Facility Credit Agreement, with appropriate insertions and attachments, and (iv) if requested by the Existing Facility Administrative Agent, deliver to the Existing Facility Administrative Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Existing Facility Administrative Agent (provided that copies of all such items delivered to the Existing Facility Administrative

Agent shall be delivered to the Agent hereunder and, if any opinions are delivered, they shall entitle the Agent hereunder to rely thereon).

(d) With respect to any new Foreign Subsidiary (or Domestic Subsidiary of the type described in clause (d) of the definition of Excluded Subsidiary in the Existing Facility Credit Agreement) created or acquired after the Closing Date by any Loan Party, promptly (i) execute and deliver to the Existing Facility Administrative Agent such amendments to the Guarantee and Collateral Agreement as the Existing Facility Administrative Agent deems necessary or advisable to grant to the Collateral Agent, for the benefit of the Secured Parties, a perfected first priority security interest in the Capital Stock of such new Subsidiary that is owned by any such Loan Party (provided that in no event shall more than 65% of the total outstanding voting Capital Stock of any such new Subsidiary be required to be so pledged), (ii) if commercially reasonable, deliver to the Collateral Agent the certificates representing such Capital Stock, together with undated stock powers, in blank, executed and delivered by a duly authorized officer of the relevant Loan Party, and take such other action as may be necessary or, in the opinion of the Existing Facility Administrative Agent, desirable to perfect the Collateral Agent's security interest therein, and (iii) if requested by the Existing Facility Administrative Agent, deliver to the Existing Facility Administrative Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Existing Facility Administrative Agent (provided that copies of all such items delivered to the Existing Facility Administrative Agent shall be delivered to the Agent hereunder and, if any opinions are delivered, they shall entitle the Agent hereunder to rely thereon).

SECTION 5.11. **First Priority Lien.**

Cause the Obligations of the Borrower under this Agreement to be secured ratably with the obligations of the Borrower under the Existing Facility Credit Agreement by the valid and perfected lien on and security interest in the Collateral granted pursuant to the terms of Security Documents and the Collateral Agency and Intercreditor Agreement.

ARTICLE VI

NEGATIVE COVENANTS

The Borrower agrees that, so long as any Lender has any Commitment hereunder or any Advance or other amount is owing to any Lender or the Agent hereunder or under any other Credit Document (other than contingent indemnification obligations for which no claim has been asserted), the Borrower shall not, and shall not permit any of the Restricted Subsidiaries to, directly or indirectly:

SECTION 6.01. **Limitation on Indebtedness.**

Create, issue, incur, assume, become liable in respect of or suffer to exist any Indebtedness except:

(a) Indebtedness of any Loan Party pursuant to this Agreement and the other Credit Documents;

(b)   Indebtedness owed to any financial institution in respect of overdrafts and related liabilities arising from treasury, depository or cash management services or in connection with any automated clearing house transfers of funds;

(c)   (i) Indebtedness (including Guarantee Obligations) outstanding on January 31, 2008 and listed on Schedule 6.1(c) annexed to the Existing Facility Credit Agreement, (ii) Indebtedness under the Blue Spruce Refinancing Facility and the Metcalf Refinancing Facility, and (iii) any Refinancing of any such Indebtedness referred to in clauses (i) and (ii), provided that as a result of any such Refinancing (x) the principal amount of such Indebtedness shall not be increased (except by the amount of premiums, penalties, accrued and unpaid interest and fees and expenses associated with such Refinancing) (it being understood that a Guarantee Obligation without a stated principal amount or dollar limitation shall not be subject to the requirement of this clause (i) so long as any Refinancing of such Guarantee Obligations shall be in respect of obligations of substantially the same nature arising with respect to the same project of the Borrower and its Subsidiaries), and (y) the final maturity of such Indebtedness shall not be shortened;

(d)   Indebtedness of (i) the Borrower to any Subsidiary of the Borrower, (ii) any Guarantor to the Borrower or any other Subsidiary of the Borrower, and (iii) any Subsidiary of the Borrower that is not a Guarantor to any other Subsidiary of the Borrower that is not a Guarantor; provided that if any intercompany Indebtedness owed to the Borrower or any Subsidiary of the Borrower by any Subsidiary of Calpine Energy Services Holdings, Inc. listed on Schedule 1.1F annexed to the Existing Facility Credit Agreement shall be represented by an intercompany note or notes, such note or notes owed to any Loan Party shall be pledged in favor of the Collateral Agent, for the benefit of the Lenders, pursuant to the Security Documents;

(e)   endorsements of instruments in the ordinary course of business and consistent with past practices of the Borrower and its Subsidiaries;

(f)   Indebtedness of any Global Entity arising in the ordinary course of business (and consistent with past practice of the Borrower and its Subsidiaries) of such Global Entity and owing with respect to netting agreements; provided that such Indebtedness is promptly repaid or otherwise extinguished by such Global Entity;

(g)   Indebtedness of any Global Entity consisting of the financing of insurance premiums in the ordinary course of business (and consistent with past practices of the Borrower and its Subsidiaries);

(h)   Indebtedness of any Global Entity consisting of take-or-pay obligations contained in supply agreements entered into in the ordinary course of business of such Global Entity (and consistent with past practices of the Borrower and its Subsidiaries);

(i)   Indebtedness represented by appeal, bid, performance, surety or similar bonds, workers' compensation claims, self-insurance obligations and bankers acceptances issued for the account of any Global Entity, in each case to the extent incurred in the ordinary course of business in accordance with customary industry practices in amounts customary in the Borrower's industry;

(j)   (i) Commodity Hedge Agreements and other Swap Agreements that are entered into (x) in the ordinary course of business for a merchant energy company which has a primary focus on operating and optimizing its physical assets and providing related energy products to its customers and consistent with prudent business practice to actively manage risks to which the Borrower and its Subsidiaries are exposed in the conduct of their business or the management of their liabilities and (y) consistent with applicable risk management guidelines established by the Borrower from time to time and made available for review to the Agent on or around the time of delivery of the quarterly financial statements of the Borrower and its consolidated Subsidiaries pursuant to Section 5.01 hereof and (ii) in connection with Swap Agreements entered into with VMAC Energy I, LLC, associated reimbursement obligations, including with respect to letters of credit, to providers of credit support for such Swap Agreements in amounts not exceeding the notional amount of the Indebtedness outstanding under such Swap Agreements;

(k)   intercompany Indebtedness of any Subsidiary of the Borrower to the Borrower or any other Subsidiary of the Borrower not to exceed the amount of the Incremental Term Loans made to the Borrower pursuant to the Existing Facility Credit Agreement or the Junior Lien Indebtedness permitted to be incurred under Section 6.01(y), in each case for the purposes and subject to the requirements set forth therein; provided that if such intercompany Indebtedness shall be represented by an intercompany note or notes, such note or notes owed to any Loan Party shall be pledged in favor of the Collateral Agent, for the benefit of the Lenders, pursuant to the Security Documents (it being understood that any such Indebtedness of one Subsidiary representing the same amount that is loaned by such Subsidiary to the Borrower or another Subsidiary for such purposes shall not be "double counted" under this clause (k));

(l)   intercompany Indebtedness of any Subsidiary of the Borrower to the Borrower or any other Subsidiary of the Borrower consisting of the Investments permitted under Sections 6.06(c), (h), (i), (k), (m) and (n); provided that if such intercompany Indebtedness shall be represented by an intercompany note or notes, such note or notes owed to any Loan Party shall be delivered to the Collateral Agent (it being understood that any such Indebtedness of one Subsidiary representing the same amount that is loaned by such Subsidiary to the Borrower or another Subsidiary for such purposes shall not be "double counted" under this clause (l));

(m)   (i) Indebtedness of the Borrower in respect of the Bridge Loan Facility in an aggregate principal amount not to exceed $300,000,000 and (ii) Guarantee Obligations of any Subsidiary of the Borrower in respect of such Indebtedness, and (iii) any Permitted Refinancing thereof;

(n)   Indebtedness with respect to (i) any Eligible Commodity Hedge Financing and (ii) any Unsecured Commodity Liquidity Facility;

(o)   Guarantee Obligations incurred in the ordinary course of business and consistent with past practices of the Borrower in respect of the obligations of any Guarantor incurred in the ordinary course of business of such Guarantor, or of any Guarantor of the obligations of the Borrower or any other Guarantor;

(p)   Guarantee Obligations (including the issuance of letters of credit) set forth on Schedule 6.1(p) to the Existing Facility Credit Agreement to the extent, for the purpose and up to the amount set forth on such Schedule (it being understood that amounts allocated to a Project set forth on such Schedule but not utilized on account of such Project may be utilized with respect to the other Projects set forth on such Schedule);

(q)   Guarantee Obligations of the Borrower and its Subsidiaries in the form of Performance Guarantees in respect of Projects for which Project Investments are permitted under Section 6.06(m); provided that (i) the terms of any such Guarantee Obligation shall be consistent with past practices of the Borrower and its Subsidiaries, and (ii) in no event shall any such Guarantee Obligation be secured by Collateral;

(r)   (i) Capital Lease Obligations and (ii) Indebtedness of the Borrower or any Subsidiary incurred to finance all or any part of the acquisition, lease, construction, installation or improvement of any assets, and any refinancing, replacement, refunding, renewal or extension of any such Indebtedness without any increase thereof, so long as such Indebtedness is initially created, issued, incurred or assumed prior to or within the ninety (90) days after the completion of such acquisition, lease, construction, installation or improvement in an aggregate amount not to exceed $150,000,000 at any one time outstanding;

(s)   Indebtedness incurred by the Borrower or any of its Subsidiaries in the ordinary course of business of the Borrower or such Subsidiary to any vendor of assets to finance the acquisition of such assets so long as the only recourse of such vendor is to the assets so financed;

(t)   (i) [Reserved], (ii) Indebtedness of the Borrower in respect of any other Subordinated Indebtedness, so long as (w) at the time of incurrence thereof the Borrower and its Restricted Subsidiaries shall be in pro forma compliance with the covenants set forth in Section 6.17 immediately after giving effect to the incurrence of such Indebtedness, (x) the terms and conditions of such Indebtedness set forth in the Subordinated Indebtedness Agreement shall not be more restrictive than the terms and conditions set forth in this Agreement, (y) the maturity date of such Indebtedness shall not occur earlier than six months after the Stated Maturity and (z) immediately prior to and immediately after giving effect to the incurrence of such Indebtedness, no Default or Event of Default shall have occurred and be continuing, (iii) Guarantee Obligations of any Guarantor in respect of such Indebtedness described in the foregoing clauses (i) and (ii), provided that such Guarantee Obligations and the Liens in respect thereof are subordinated to the Obligations and the Liens in respect hereof to the same extent as the obligations of the Borrower in respect of the Subordinated Indebtedness or Junior Lien Indebtedness, as the case may be, and the Liens in respect thereof and (iv) any Permitted Refinancing of such Indebtedness described in the foregoing clauses (i), (ii) and (iii);

(u)   Limited Recourse Debt with respect to any Project or Projects and Guarantee Obligations consisting of Performance Guarantees in respect of the obligations of Subsidiaries in respect of such Project or Projects; provided that (i) the terms of any such Guarantee Obligation shall be generally consistent with past practices of the Borrower and its Subsidiaries, and (ii) in no event shall any such Guarantee Obligation be secured;

(v)   Indebtedness of any Person that becomes a Subsidiary after the date hereof pursuant to (x) a Permitted Acquisition or (y) an Investment permitted under Section 6.06(s) which is recourse only to the assets acquired pursuant to such Investment and, after giving effect

44

to such Investment, the Borrower and its Restricted Subsidiaries are in pro forma compliance with Section 6.17 (provided that such Indebtedness exists at the time such Person becomes a Subsidiary and is not created in contemplation of or in connection with such Person becoming a Subsidiary), and any Refinancing of any such Indebtedness, provided that (i) the principal amount of such Indebtedness shall not be increased (except by the amount of premiums, penalties, accrued and unpaid interest, and fees and expenses associated with such Refinancing), and (ii) the final maturity of such Indebtedness shall not be shortened;

(w)   intercompany Indebtedness of Subsidiaries which have not emerged from the Cases to the Borrower or any of its Subsidiaries (other than other Subsidiaries which have not emerged from the Cases) to the extent such Indebtedness is permitted under Section 6.06(r); provided that upon emergence of any such Subsidiary from its Case, the Indebtedness owed to any such Subsidiary shall have been repaid in full;

(x)   (i) senior unsecured Indebtedness of the Global Entities, so long as (w) at the time of incurrence thereof the Borrower and its Restricted Subsidiaries shall be in pro forma compliance with the covenants set forth in Section 6.17 immediately after giving effect to the incurrence of such Indebtedness, (x) the terms and conditions of such Indebtedness set forth in the agreement governing such Indebtedness shall not be more burdensome than the terms and conditions set forth in this Agreement, (y) the maturity date of such Indebtedness shall not occur less than six months after the Stated Maturity, (z) immediately prior to and immediately after giving effect to the incurrence of such Indebtedness, no Default or Event of Default shall have occurred and be continuing, (ii) any Permitted Refinancing of such Indebtedness and (iii) Disqualified Capital Stock of the Global Entities;

(y)   (x) Junior Lien Indebtedness of the Loan Parties, so long as (i) the aggregate principal amount of such Indebtedness shall not exceed $1,000,000,000 at any one time outstanding, (ii) the proceeds of such Indebtedness shall be applied to (x) repay or redeem secured debt, secured lease obligations or preferred securities of any Project Subsidiary so long as the Collateral Requirements are satisfied at the time of incurrence thereof or (y) finance the construction of new power plants by the Borrower or the Restricted Subsidiaries so long as such power plants are pledged as Collateral, (iii) the Borrower and its Restricted Subsidiaries shall be in pro forma compliance with the covenants set forth in Section 6.17 immediately after giving effect to the incurrence of such Indebtedness, (iv) the terms and conditions of such Indebtedness set forth in the Junior Lien Agreement shall not be more restrictive than the terms and conditions set forth in this Agreement, (v) the maturity date of such Indebtedness shall not occur earlier than six months after the Stated Maturity and (vi) immediately prior to and immediately after giving effect to the incurrence of such Indebtedness, no Default or Event of Default shall have occurred and be continuing, (y) Guarantee Obligations of any Guarantor in respect of such Indebtedness described in the foregoing clause (x), provided that such Guarantee Obligations and the Liens in respect thereof are subordinated to the Liens in respect hereof to the same extent as the obligations of the Borrower in respect of the Junior Lien Indebtedness and the Liens in respect thereof and (z) any Permitted Refinancing of such Indebtedness described in the foregoing clauses (x) and (y);

(z)   Guarantee Obligations of the Borrower and its Subsidiaries in respect of (i) the Freeport Guaranty, (ii) the Greenfield Guaranty, (iii) the CCFC Guaranty, (iv) the Pittsburg/

DEC/LMEC Guaranty and (v) the Pasadena Guaranty; <u>provided</u> that in no event shall any such Guarantee Obligation be secured;

(aa)   up to $50,000,000 of other Guarantee Obligations of the Loan Parties;

(bb)   up to $100,000,000 of other unsecured Indebtedness and/or other unsecured Guarantee Obligations of the Loan Parties; and

(cc)   Indebtedness of any Loan Party pursuant to the Existing Facility Credit Agreement and the other "Loan Documents" (as defined in the Existing Facility Credit Agreement).

SECTION 6.02.   **Limitation on Liens.**

Create, incur, assume or suffer to exist any Lien upon any of its property, whether now owned or hereafter acquired, except for:

(a)   (i) Liens existing on January 31, 2008 and listed on Schedule 6.02(a) annexed to the Existing Facility Credit Agreement; (ii) Liens securing the Blue Spruce Refinancing Facility and the Metcalf Refinancing Facility, <u>provided</u> that in each case the Liens securing such obligations shall attach only to the assets that were subject to Liens securing the obligations refinanced, replaced, refunded, renewed or extended by the Blue Spruce Refinancing Facility or the Metcalf Refinancing Facility, as applicable; and (iii) Liens on assets of the Borrower or any Subsidiary securing obligations permitted to be incurred by this Agreement that are incurred to refinance, replace, refund, renew or extend obligations (and obligations refinancing such obligations, the extent such refinancings are permitted by this Agreement) secured by Liens listed on Schedule 6.02(a) to the Existing Facility Credit Agreement, <u>provided</u> that in each case the Liens securing such obligations shall attach only to the assets that were subject to Liens securing the obligations so refinanced, replaced, refunded, renewed or extended;

(b)   carriers', warehousemen's, mechanics', materialmen's, repairmen's, landlords' or other similar Liens arising in the ordinary course of business which in the aggregate do not materially detract from the value of the property or assets or materially impair the use thereof in the operation of the business of the Borrower and its Subsidiaries are not overdue for a period of more than ninety (90) days or which are being contested in good faith by appropriate proceedings and for which adequate reserves with respect thereto are maintained on the books of the Borrower or the affected Global Entity, as the case may be, in accordance with GAAP;

(c)   Liens imposed by any Governmental Authority for taxes, assessments or charges not yet due or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Borrower or the affected Global Entity, as the case may be, in accordance with GAAP;

(d)   deposits to secure the performance of bids, trading contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds, and other obligations of a like nature incurred in the ordinary course of business; <u>provided</u> that, for the avoidance of doubt, Liens (including without limitation rights of set-off) on (i) deposits and (ii) revenues under trading contracts, in each case in favor of counterparties under such trading contracts and other obligations incurred in the ordinary course of business (including trading counterparties, brokerages, clearing houses, utilities, systems operators and similar entities) shall be permitted and shall be permitted to be first priority Liens on such collateral;

(e)   easements, rights-of-way, restrictions, zoning ordinances and other similar encumbrances incurred in the ordinary course of business which, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the Global Entities;

(f)   Liens granted pursuant to the "Loan Documents" (as defined in the Existing Facility Credit Agreement) and the Credit Documents;

(g)   Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, government contracts, performance and return-of-money bonds and other similar obligations incurred in the ordinary course of business (exclusive of obligations in respect of the payment for borrowed money);

(h)   Liens arising from precautionary Uniform Commercial Code financing statements regarding operating leases or Capital Leases permitted under this Agreement;

(i)   any interest or title of a licensor, lessor or sublessor under any lease permitted by this Agreement;

(j)   Liens arising from judgments, decrees or attachments to the extent not constituting an Event of Default under Article 7(g);

(k)   licenses, leases or subleases granted to third parties not interfering in any material respect with the business of any Global Entity;

(l)   Liens of sellers of goods, gas or oil to any Global Entity arising under Article 2 of the Uniform Commercial Code or under other state statutes in the ordinary course of business, covering only the goods, gas or oil sold and covering only the unpaid purchase price for such goods, gas or oil and related expenses;

(m)   banker's liens and similar liens (including rights of set-off) in respect of bank deposits;

(n)   first priority Liens on the Collateral to secure (i) Specified Swap Agreements, (ii) Eligible Commodity Hedge Agreements so long as the counterparty to any such Eligible Commodity Hedge Agreement becomes a party to, or consents or agrees to be bound by the terms and conditions of, the Collateral Agency and Intercreditor Agreement and (iii) Eligible Commodity Hedge Financings, so long as the lenders thereunder (or their representative(s) on their behalf) become a party to, or consent or agree to be bound by the terms and conditions of, the Collateral Agency and Intercreditor Agreement;

(o)   Liens on the property or assets of any Subsidiary of the Borrower in favor of the Borrower or any other Loan Party;

(p)   Liens on assets of any Subsidiary of the Borrower or Project Subsidiary and/or on the Capital Stock of such Subsidiary or Project Subsidiary, in each case to the extent such Liens secure Limited Recourse Debt permitted under Section 6.01(u) or other Limited Recourse Debt permitted by this Agreement;

(q)   Liens arising in the ordinary course of business to secure liability (in an amount not in excess of the premium for such insurance) for premiums to insurance carriers;

(r)   any Lien existing on any property or asset prior to the acquisition thereof (or the acquisition of, or merger or consolidation with, the Person owning such property or asset) by the Borrower or any Subsidiary, and any Lien securing obligations incurred to refinance, replace, refund, renew or extend the obligations secured by such Liens, provided that in each case (i) such Lien is not created in contemplation or in connection with such acquisition, (ii) such Lien does not apply to any other property or assets of the Borrower or any Subsidiary (other than fixtures and improvements on any such real property), and (iii) the principal amount of any Indebtedness secured by such Liens shall not be increased (except by the amount of premiums, penalties, accrued and unpaid interest, fees and expenses associated with such Refinancing permitted hereunder);

(s)   Liens securing Capital Lease Obligations and other Indebtedness permitted under Section 6.01(r), so long as (i) such Liens are initially created or arise prior to or within the ninety (90) days after the completion of such acquisition, lease, construction, installation or improvement and (ii) such Liens do not attach to assets of the Borrower or any Subsidiary other than the relevant assets acquired, leased, constructed, installed or improved;

(t)   utility and similar deposits made by the Borrower or its Subsidiaries in the ordinary course of business (consistent with past practices of such Borrower or Subsidiary);

(u)   good faith deposits made in connection with Permitted Acquisitions and Investments permitted hereunder;

(v)   Liens on all or substantially all of the assets of any Bankrupt Subsidiary which has not emerged from its Case to the extent such Liens secure the obligations of such Bankrupt Subsidiaries under loans made to them and permitted under Section 6.06(r); provided that such Liens shall be terminated and released as of the date that such Subsidiary emerges from its Case;

(w)   Liens securing (i) the Indebtedness and other obligations under the Bridge Loan Facility permitted to be incurred pursuant to Section 6.01(m) so long as such Liens are subject to the Collateral Agency and Intercreditor Agreement and (ii) Junior Lien Indebtedness incurred in connection with the Plan of Reorganization (to the extent permitted under Section 6.01(t)) or permitted to be incurred under Section 6.01(y) and, in each case, any Permitted Refinancing thereof;

(x)   other Liens securing Indebtedness or other obligations in an aggregate amount secured by all such Liens not to exceed $100,000,000 at any one time outstanding;

(y)   Permitted PPA Counterparty Liens, subject to a PPA Intercreditor Agreement, on not more than three (3) Eligible Facilities at any one time; and

(z)   Liens securing the CalGen Makewhole Payment, if any.

SECTION 6.03.   **Prohibition on Fundamental Changes.**

Enter into any merger, consolidation or amalgamation, or acquire all or substantially all of the assets or Capital Stock of any other Person, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all of its property, business or assets or make any material change in its present method of conducting business (it being acknowledged that changes to the operating and internal management structure of the Borrower, such as the merger of certain business divisions or the consolidation of certain management functions within the Loan Parties, shall not constitute a material change in the method of conducting business), except that the following shall be permitted:

(a)   any Global Entity other than the Borrower may be merged or consolidated with any other Guarantor so long as the surviving entity of such merger is a Guarantor or a new Subsidiary which, substantially concurrently with such merger or consolidation, becomes a Guarantor in accordance with Section 5.10(c);

(b)   any Global Entity may be merged or consolidated with the Borrower if the surviving entity of such merger is the Borrower;

(c)   any of the Borrower's Foreign Subsidiaries may be merged or consolidated with another Foreign Subsidiary;

(d)   (i) any Restricted Subsidiary may dispose of any or all of its assets (upon voluntary liquidation or otherwise) to the Borrower or any Guarantor or to any new Subsidiary which, substantially concurrently with such transfer, becomes a Guarantor in accordance with Section 5.10(c); (ii) any Subsidiary that is not a Loan Party may dispose of any or all of its assets (upon voluntary liquidation or otherwise) to any Loan Party; and (iii) any Subsidiary that is not a Loan Party may be merged or consolidated with, or dispose of any or all of its assets (upon voluntary liquidation or otherwise) to, any other Subsidiary that is not a Loan Party;

(e)   the liquidation of the Philadelphia Biogas Supply, Inc., Calpine Capital Trust I, Calpine Capital Trust II and Calpine Capital Trust III to the extent such Subsidiaries do not own any assets or property or the assets or property of such Subsidiaries are distributed to a Loan Party;

(f)   any Disposition permitted under Section 6.04 or any transaction (including creation of any new Subsidiary and Investments permitted under Section 6.06(n)) reasonably necessary to consummate any Disposition permitted under Section 6.04 or to optimize the tax benefits or minimize the adverse tax consequences of any such Disposition;

(g)   any Permitted Acquisition;

(h)   any acquisition of assets or Capital Stock solely in exchange for the issuance of Capital Stock (other than Disqualified Capital Stock) of the Borrower; and

(i)   with the prior written consent of the Existing Facility Administrative Agent (which consent shall not be unreasonably withheld), mergers, consolidations or liquidations not otherwise permitted above of any Global Entity or any of its Subsidiaries that is inactive or has de minimis assets.

SECTION 6.04.   **Limitation on Sale of Assets.**

Dispose of any of its property, whether now owned or hereafter acquired, or, in the case of a Subsidiary of the Borrower, issue or sell any shares of such Subsidiary's Capital Stock to any Person except:

(a)   the sale, liquidation, lease or other Disposition of (A) Cash Equivalents or inventory in the ordinary course of business, (B) uneconomical, obsolete, surplus or worn out property or (C) property that is no longer used or useful in the business;

(b)   the consumption or use of fuel supplies, or other consumables, the conversion of fossil, geothermal or other assets to power or the distribution, sale or trading of power (including without limitation, steam or electrical power) and natural gas or other fuels or the sale or trading of emissions credits, in each case in the ordinary course of business and consistent with the past practices of the Borrower and its Subsidiaries;

(c)   exchange or trade-in, or sale and application of proceeds to or for replacement assets to be used in the business;

(d)   the discount or write-off of accounts receivable overdue by more than ninety (90) days or the sale of any such accounts receivable for the purpose of collection, in each case by any Global Entity in the ordinary course of business;

(e)   termination of leases, surrender or sublease of real or personal property by any Global Entity in the ordinary course of business;

(f)   incurrence of Liens permitted under Section 6.02;

(g)   transactions permitted under clauses (a) through (e) and (h) in Section 6.03;

(h)   the Disposition of (i) the turbines listed on Schedule 6.04(h) annexed to the Existing Facility Credit Agreement and (ii) turbine parts and components to the Borrower or any of its Subsidiaries for use as spare or replacement parts;

(i)   the Disposition of property or assets (including Capital Stock) in arm's length transactions at fair market value for which 75% of the consideration (excluding any Indebtedness assumed in connection with such Disposition) received is in cash or Cash Equivalents; provided that prior to the execution of a legally binding agreement to consummate any such Disposition, if such Disposition would result in (x) more than two gas-fired power plants with a combined fair market value in excess of $500,000,000 being Disposed of pursuant to this clause (i) in any fiscal year of the Borrower, (y) property being Disposed of pursuant to this clause (i) with a fair market value exceeding $500,000,000 in any fiscal year of the Borrower and including not less than two gas-fired power plants, or (z) Disposition pursuant to this clause (i) of all or substantially all of the assets of the Geysers Entities, the Borrower shall have received written confirmation from each of S&P and Moody's that the credit ratings assigned by such entities to the "Loans" (as defined in the Existing Facility Credit Agreement) shall be no lower than the ratings assigned by S&P and Moody's, as the case may be, to the "Loans" (as defined in the Existing Facility Credit Agreement) immediately prior to the time that S&P and Moody's, as the case may be, shall have become aware of such proposed Disposition, the use of the proceeds thereof and all transactions related thereto, in each case after giving effect to such Disposition, the use of the proceeds thereof and all transactions related thereto; provided further, however, that the fair market value of any property, to the extent the Net Cash Proceeds from the Disposition of such property were applied to repay the Bridge Loans, and any Project so Disposed of shall, in each case, be excluded from any calculation (under the preceding proviso) of the combined fair market value of property (and the number of gas-fired power plants) Disposed of or being Disposed of;

(j)   Investments permitted under Section 6.06; and

(k)   the trading and sharing of parts and components for equipment, tools and non-material equipment, among the Borrower and its Subsidiaries, consistent with past practices of the relevant Persons, including for purposes of spare or replacement parts.

SECTION 6.05.   **Limitation on Issuances of Capital Stock and Dividends.**

Declare or pay any dividend (other than dividends payable solely in Capital Stock (other than Disqualified Capital Stock) of the Person making such dividend) on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any Capital Stock of any Global Entity, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of any Global Entity (collectively, "**Restricted Payments**"), except that (i) the Borrower and its Subsidiaries may make Restricted Payments to Persons pursuant to the Plan of Reorganization, (ii) the Borrower may repurchase its Capital Stock owned by employees, directors or officers (or former employees, directors or officers or their transferees, estates or beneficiaries under their estates) of the Borrower or the Subsidiaries or make payments relating to such repurchase of Capital Stock to employees of the Borrower or the Subsidiaries in accordance with any stock ownership plan or upon termination of such employees, (iii) so long as no Default or Event of Default then exists or would exist after giving effect thereto, the Borrower may, if at the end of the most recently ended fiscal quarter for which financial statements have been delivered pursuant to Section 5.01 the Consolidated Leverage Ratio was not greater than 2.00 to 1.00, make Restricted Payments in an aggregate amount during the term of this Agreement not to exceed the sum of the portion of Excess Cash Flow for all fiscal years ending after the Closing Date that is not required to be applied to repay the Advances in accordance with Section 2.05, plus 100% of Unrestricted cash and Unrestricted Cash Equivalents of the Global Entities on hand as of the Closing Date (after giving effect to all cash payments and distributions made or to be made pursuant to the Plan of Reorganization) and (iv) any Subsidiary of the Borrower may make Restricted Payments otherwise permitted hereunder to holders of its Capital Stock.

SECTION 6.06.   **Limitation on Investments, Loans and Advances.**

Make any advance, loan, extension of credit (by way of guarantee or otherwise) or capital contribution to, or purchase any stock, bonds, notes, debentures or other securities of or any assets constituting a business unit of, or make any other investment (each, an "***Investment***", it being understood that the amount of any Investment shall be the original cost of such Investment, plus the cost of all additions thereto, without adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, but deducting therefrom the amount of any cash repayments or distributions received on account of such Investment by the Person making such Investment) in, any Person, except:

(a)   Investments in Cash Equivalents;

(b)   Indebtedness permitted under Sections 6.01(c), (d), (n), (o), (p), (q), (r), (s), (t) and (u);

(c)   intercompany Investments (i) by any Loan Party in the Borrower or another Loan Party that, after giving effect to such Investment, is a Guarantor or (ii) listed on Schedule 6.6(c) annexed to the Existing Facility Credit Agreement which may be expended at any time during the term of this Agreement;

(d)   Investments (including debt obligations) received in good faith in connection with (i) the bankruptcy or reorganization of suppliers, customers and other account debtors or (ii) settlement or resolution of (or as a result of foreclosure with respect to) delinquent obligations of, and other disputes with, customers, suppliers and other account debtors;

(e)   deposits of the type described in Sections 6.02(d), (g), (t) and (u);

(f)   intercompany Investments among the Global Entities which are not Loan Parties in the ordinary course of business;

(g)   loans and advances, in each case in the ordinary course of business, by a Global Entity to employees of such Global Entity (including for moving, relocation, entertainment and travel expenses and other similar expenses, in each case incurred in the ordinary course of business and consistent with past practices of the Borrower and its Subsidiaries);

(h)   Investments consisting of amounts that are applied to make Capital Expenditures permitted under Section 6.15;

(i)   Investments in the Borrower or any of its Subsidiaries constituting Dispositions permitted under Section 6.04 (other than Section 6.04(i));

(j)   Investments consisting of letters of credit issued for the account of Non-Loan Parties listed on Schedule 6.06(j) annexed to the Existing Facility Credit Agreement for the purpose and up to the amount for each such letter of credit described on such Schedule (it being understood that amounts allocated to a Project set forth on such Schedule but not utilized on account of such Project may be utilized with respect to the other Projects set forth on such Schedule);

(k)   Investments in any Subsidiary (whether directly or indirectly through any other Subsidiary of the Borrower) identified on Schedule 6.06(k) annexed to the Existing Facility Credit Agreement for the purposes and up to the amount for each such Investment described on such Schedule (it being understood that amounts allocated to a Project set forth on such Schedule but not utilized on account of such Project may be utilized with respect to the other Projects set forth on such Schedule and it being further understood that any such Investment in one Subsidiary representing the same amount that is invested by such Subsidiary in another Subsidiary for such purposes shall not be "double counted" under this clause (k));

(l)   intercompany Investments by the Borrower in any Subsidiary of the Borrower or by any Subsidiary of the Borrower to another Subsidiary of the Borrower not to exceed the amount of the Incremental Term Loans made to the Borrower pursuant to the Existing Facility Credit Agreement and the Junior Lien Indebtedness permitted to be incurred pursuant to Section 6.01(y), in each case for the purposes and subject to the requirements set forth therein (it being understood that any such Investment in any Subsidiary of the Borrower representing the same amount that is invested by such Subsidiary in another Subsidiary of the Borrower for such purposes shall not be "double counted" under this clause (l));

(m)   Investments in any Subsidiary consisting of amounts invested in Project Investments and letters of credit issued to support obligations of Subsidiaries in connection with Project Investments; provided that the aggregate amount of all such Investments by Loan Parties in Subsidiaries that are not Loan Parties after the Closing Date, together with the amount of Investments constituting Investments outstanding pursuant to Section 6.06(n)(i), net of any such Investments that have theretofore been reimbursed after the Closing Date to the Loan Parties, shall not exceed on any date of determination an amount equal to (i) $100,000,000 multiplied by the number of anniversaries of the Closing Date that have occurred prior to such date of determination, plus (ii) the amount of any Excess Cash Flow or the Net Cash Proceeds from the issuance of Capital Stock by any Loan Party that is required to be offered, but not accepted by the Existing Facility Lenders, as a prepayment of the First Priority Term Loans pursuant to the Existing Facility Credit Agreement and actually applied to Project Investments or (with respect to determinations of whether letters of credit may be issued under this clause (m)) not already applied or expended for Investments under Section 6.06(h), (k), (m), (n), (r) or (s); provided that any Investments made in a Guarantor consisting of amounts applied to Project Investments that are not already counted against the amount of Investments in a Subsidiary permitted to be made under this clause (m) shall be counted as Investments made under this clause (m) at and after such time that such Loan Party ceases to be a Guarantor (it being understood that any such Investment in any Subsidiary of the Borrower representing the same amount that is invested by such Subsidiary in another Subsidiary of the Borrower for such purposes shall not be "double counted" under this clause (m));

(n)   Investments (i) in any Subsidiary consisting of amounts invested in Permitted Acquisitions so long as such Investments do not exceed the aggregate amounts set forth in the proviso to Section 6.06(m) or (ii) consisting of any acquisition permitted under Section 6.03(h);

(o)   Investments consisting of non-cash consideration permitted to be received in connection with Dispositions permitted under Section 6.04;

(p) Investments of property or assets of a Global Entity to any of its Subsidiaries to the extent reasonably necessary to consummate any Disposition of such property or assets (or of the Capital Stock of the Person holding such property or assets) permitted under Section 6.04 or to optimize the tax benefits or minimize the adverse tax consequences of any such Disposition so long as the Net Cash Proceeds of any such Disposition are applied to prepay the First Priority Term Loans to the extent required by the Existing Facility Credit Agreement;

(q) Investments of property or assets of a Global Entity into any of its Subsidiaries (whether by loan or equity contribution), so long as such property or assets are dormant and unused in the business of the Global Entity making such Investment due to applicable laws affecting such Global Entity's ability to use such property or assets;

(r) Investments consisting of intercompany loans to the Bankrupt Subsidiaries, so long as (i) the proceeds of such loans are applied to working capital, maintenance, operation, payroll and other liquidity requirements in the ordinary course of business of such Subsidiaries, and (ii) the aggregate amount of such intercompany loans to such Bankrupt Subsidiaries shall not exceed $25,000,000 at any time outstanding; provided that the Bankruptcy Court shall have entered an order providing that such loans to any such Bankrupt Subsidiary are entitled to superpriority claim status under Section 364(c)(1) of the Bankruptcy Code in the Case of such Bankrupt Subsidiary and are secured by Liens on all or substantially all of assets of such Bankrupt Subsidiary granted under Section 364(c)(2) and (3) of the Bankruptcy Code; and

(s) in addition to Investments permitted under clauses (a) through (r) above, additional Investments by the Borrower or any of its Subsidiaries in an aggregate amount not to exceed $100,000,000 at any time outstanding (without giving effect to any write-downs or write-offs thereof).

SECTION 6.07. **Transactions with Affiliates.**

Except for transactions between or among Loan Parties, enter into any transaction, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate (other than the Borrower or any Wholly Owned Guarantor) unless such transaction is (a) otherwise permitted under this Agreement, (b) in the ordinary course of business of the relevant Global Entity and (c) upon fair and reasonable terms no less favorable to the relevant Global Entity than it would obtain in a comparable arm's length transaction with a Person that is not an Affiliate, except that the following shall be permitted: (i) any Indebtedness among the Loan Parties may be incurred to the extent permitted under Section 6.01, and Investments may be made to the extent permitted under Section 6.06; (ii) customary fees for director and officer insurance, travel expenses and indemnities may be paid to directors, managers or consultants of any Loan Party; (iii) any transaction among Loan Parties or among Non-Loan Parties expressly permitted under this Agreement; (iv) directors', officers' and employee compensation (including bonuses and other compensation) and other benefits (including retirement, health, stock option and other benefit plans) and indemnification arrangements, in each case approved by the Board of Directors or the board of directors of the relevant Global Entity or no less favorable to the Borrower or the relevant Subsidiary, as the case may be, than what would have been obtained at the relevant time from Persons who are not a Affiliates; (v) commercially reasonable and fair allocation of costs among the Borrower and the Subsidiaries, including corporate overhead costs; (vi) transactions described on Schedule 6.07 annexed to the Existing Facility Credit Agreement; and (vii) transactions pursuant to the Plan of Reorganization.

SECTION 6.08.   **Lines of Business.**

Enter into any business, either directly or through any Subsidiary, except for those businesses and business activities in which the Borrower and its Subsidiaries are engaged on the date of this Agreement or that are reasonably related thereto.

SECTION 6.09.   **Optional Payments and Modifications of Certain Debt Instruments.**

(a) Make or offer to make any optional or voluntary payment, prepayment, repurchase or redemption of or otherwise optionally or voluntarily defease or segregate funds with respect to any Junior Lien Indebtedness or Subordinated Indebtedness (except for Permitted Refinancings thereof plus the amount of premiums, penalties, accrued and unpaid interest and fees and expenses associated therewith); (b) amend, modify, waive or otherwise change, or consent or agree to any amendment, modification, waiver or other change to, any of the terms of any Subordinated Indebtedness permitted under Section 6.01(t) or (y) or Junior Lien Indebtedness permitted under Section 6.01(t) or (y) (if the effect of such amendment, modification, waiver or other change would be to (i) change to earlier dates the dates on which any payments of principal or interest are due thereon, (ii) increase the interest rate, or the portion thereof payable on a current basis in cash, applicable thereto, (iii) change the redemption, prepayment or defeasance provisions thereof, (iv) change the lien or payment subordination provisions thereof (or of any guaranty thereof or intercreditor arrangement with respect thereto), (v) materially change any collateral therefor (other than to release such collateral), (vi) shorten the maturity date therefor, or (vii) change any other term or provision thereof, if the effect of such change, together with all other changes made, is to increase materially the obligations of the obligor thereunder or to confer any additional rights on the holders of such Indebtedness that would be materially adverse to the Borrower, the Agent or the Lenders, without the prior written consent of the "Required Lenders" as defined in the Existing Facility Credit Agreement) except in the case of any Junior Lien Indebtedness, as otherwise permitted under the Collateral Agency and Intercreditor Agreement; (c) amend, modify, waive or otherwise change, or consent or agree to any amendment, modification, waiver or other change to, any of the terms of any preferred stock of the Borrower if the effect of such amendment, modification, waiver or other change would be to cause such preferred stock to become Disqualified Capital Stock, without the prior written consent of the "Required Lenders" as defined in the Existing Facility Credit Agreement; or (d) designate any Indebtedness (other than obligations of the Loan Parties pursuant to the Credit Documents or the "Loan Documents" (as defined in the Existing Facility Credit Agreement)) as "Designated Senior Indebtedness" (or any other defined term having a similar purpose) for the purposes of any Subordinated Indebtedness Agreement.

SECTION 6.10.   **Sales and Leasebacks.**

Enter into any arrangement with any Person providing for the leasing by any Global Entity of real or personal property that has been or is to be sold or transferred by such Global

Entity to such Person or to any other Person to whom funds have been or are to be advanced, which such Global Entity intends to use for substantially the same purpose or purposes as the property that has been or is to be sold or transferred, unless (a) the sale of such property is permitted by Section 6.04 and (b) any Capital Lease Obligations or Liens arising in connection therewith are permitted by Sections 6.01 and 6.02, respectively.

SECTION 6.11.   **Swap Agreements.**

Enter into any Swap Agreement, except (a) Commodity Hedge Agreements and other Swap Agreements that are entered into (x) in the ordinary course of business for a merchant energy company which has a primary focus on operating and optimizing its physical assets and providing related energy products to its customers and consistent with prudent business practice to actively manage risks to which the Borrower and its Subsidiaries are exposed in the conduct of their business or the management of their liabilities and (y) consistent with applicable risk management guidelines established by the Borrower from time to time and made available for review to the Agent on or around the time of delivery of the quarterly financial statements of the Borrower and its consolidated Subsidiaries pursuant to Section 5.01 hereof and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of the Borrower or any Subsidiary.

SECTION 6.12.   **Changes in Fiscal Periods.**

Permit the fiscal year of the Borrower to end on a day other than December 31 or change the Borrower's method of determining fiscal quarters.

SECTION 6.13.   **Negative Pledge Clauses.**

Enter into or suffer to exist or become effective any agreement that prohibits or limits the ability of any Loan Party to create, incur, assume or suffer to exist any Lien upon any of its property or revenues, whether now owned or hereafter acquired, to secure its obligations under the Credit Documents to which it is a party other than (a) this Agreement and the other Credit Documents, (b) any agreements governing any purchase money Liens or Capital Lease Obligations otherwise permitted hereby (in which case, any prohibition or limitation shall only be effective against the assets financed thereby), (c) any restrictions or conditions contained in agreements relating to the sale or other disposition of a Subsidiary or property of a Subsidiary pending such sale or disposition, provided such restrictions and conditions apply only to the Subsidiary or property that is to be sold or disposed of and such sale or disposition is permitted hereunder, (d) any restrictions or conditions imposed by any agreement relating to secured obligations permitted by this Agreement (including secured obligations set forth on Schedule 6.2(a) to the Existing Facility Credit Agreement) if such restrictions or conditions apply only to the property or assets securing such obligations, (e) any customary prohibitions or conditions in leases and other contracts restricting the assignment or subletting thereof, (f) any prohibitions or conditions in contracts entered into in the ordinary course of business restricting the assignment thereof, (g) the Bridge Loan Documents and the Existing Facility Credit Agreement and the "Loan Documents" as defined therein, (h) provisions in the principal lease, service or operating agreements and power purchase agreements pertaining to Projects or the partnership and financing agreements relating to Projects, so long as in each case such lease, service, operating, power purchase, partnership or financing agreement is subject to usual and customary terms and is otherwise permitted to be entered into hereunder and (i) any restrictions or conditions contained in (x) Swap Agreements or Commodity Hedge Agreements permitted under this Agreement or the Existing Facility Credit Agreement or (y) agreements for any Eligible Commodity Hedge Financing or Unsecured Commodity Liquidity Facility permitted under Section 6.01(n), in each case so long as such applicable restrictions or conditions are no more restrictive, taken as a whole and in the reasonable judgment of the Borrower, than the corresponding restrictions or conditions in the Existing Facility Credit Agreement.

> **SECTION 6.14.** **Clauses Restricting Subsidiary Distributions.**

Enter into or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Subsidiary of the Borrower to (a) make dividends or distributions in respect of any Capital Stock of such Subsidiary held by, or pay any Indebtedness owed to, the Borrower or any other Subsidiary of the Borrower, or (b) make loans or advances to, or other Investments in, the Borrower or any other Subsidiary of the Borrower, except for such encumbrances or restrictions existing under or by reason of (i) any restrictions or conditions existing under this Agreement and the other Credit Documents, (ii) any restrictions with respect to a Subsidiary imposed pursuant to an agreement that has been entered into in connection with the Disposition of all or substantially all of the Capital Stock or assets of such Subsidiary or conditions contained in agreements relating to the sale or other disposition of a Subsidiary or property of a Subsidiary pending such sale or disposition, provided such restrictions and conditions apply only to the Subsidiary or property that is to be sold or disposed of and such sale or disposition is permitted hereunder, (iii) any restrictions or conditions imposed on any Subsidiary by the terms of any Indebtedness of such Subsidiary permitted to be incurred hereunder, (iv) any restrictions or conditions imposed by any agreement relating to secured obligations permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such obligations, (v) provisions in the principal lease, service or operating agreements and power purchase agreements pertaining to Projects or the partnership and financing agreements relating to Projects, so long as in each case such lease, service, operating, power purchase, partnership or financing agreement is subject to usual and customary terms and is otherwise permitted to be entered into hereunder, (vi) any restriction or conditions existing under the Bridge Loan Agreement and the other Bridge Loan Documents or under the Existing Facility Credit Agreement and the other "Loan Documents" as defined therein, (vii) any restrictions or conditions existing on the Closing Date (including under agreements relating to secured obligations set forth on Schedule 6.02(a) to the Existing Facility Credit Agreement) and (viii) any restrictions or conditions contained in (x) Swap Agreements or Commodity Hedge Agreements permitted under this Agreement or the Existing Facility Credit Agreement or (y) agreements for any Eligible Commodity Hedge Financing or Unsecured Commodity Liquidity Facility permitted under Section 6.01(n), in each case so long as such applicable restrictions or conditions are no more restrictive, taken as a whole and in the reasonable judgment of the Borrower, than the corresponding restrictions or conditions in this Agreement.

SECTION 6.15.   **Capital Expenditures.**

Make or commit to make (by way of the acquisition of securities of a Person or otherwise) (i) any Capital Expenditure in respect of major maintenance expenses of the Borrower and its Restricted Subsidiaries in the ordinary course of business in any fiscal year set forth below if the amount of all such Capital Expenditures in such fiscal year would exceed the amount set forth below opposite such fiscal year:

Fiscal Year	Maximum Capital Expenditures
2007	$ 385,000,000
2008	$ 388,000,000
2009	$ 250,000,000
2010	$ 295,000,000

or (ii) any other Capital Expenditures of the Borrower and its Restricted Subsidiaries in the ordinary course of business in any fiscal year set forth on Schedule 6.15 to the Existing Facility Credit Agreement if the amount of all such Capital Expenditures in such fiscal year would exceed the amount set forth on such Schedule opposite such fiscal year; provided that in either case of the foregoing clauses (i) and (ii), (a) any such amount, if not so expended in the fiscal year for which it is permitted, may be carried over for expenditure in the next succeeding fiscal year, and (b) at the Borrower's election, the amount of Capital Expenditures permitted in any fiscal year may be increased by reducing the permitted amount of Capital Expenditures in the next succeeding fiscal year in an amount equal to such increase. In addition, the Loan Parties shall be permitted to make Capital Expenditures financed with Net Cash Proceeds of issuances and sales of Capital Stock (provided that such Capital Expenditures are made in assets owned by Loan Parties and Restricted Subsidiaries) and Reinvestment Deferred Amounts to the extent permitted under the Existing Facility Credit Agreement without reducing the amount permitted for any fiscal year set forth in the immediately preceding sentence; provided that any such amount, if not so expended in the fiscal year for which it is permitted, may be carried over for expenditure in the next succeeding fiscal year.

SECTION 6.16.   **Use of Proceeds.**

Use the proceeds of the Advances for purposes other than those described in Section 3.09.

SECTION 6.17.   **Financial Covenants.**

(a)   Consolidated Leverage Ratio. Permit the Consolidated Leverage Ratio as at the end of any fiscal quarter occurring during any period set forth below (commencing with the first such fiscal quarter that begins on a date after the Closing Date) to exceed the ratio set forth below opposite such period:

Period	Consolidated Leverage Ratio
Closing Date – June 30, 2009	7.50 to 1.00
July 1, 2009 – June 30, 2010	7.25 to 1.00
July 1, 2010 and thereafter	7.00 to 1.00

(b) <u>Consolidated Interest Coverage Ratio</u>. Permit the Consolidated Interest Coverage Ratio for any period of four consecutive fiscal quarters of the Borrower ending on the last day of any fiscal quarter occurring during any period set forth below (commencing with the first such fiscal quarter that begins after the Closing Date) to be less than the ratio set forth below opposite such period:

Period	Consolidated Interest Coverage Ratio
Closing Date – December 31, 2009	1.40 to 1.00
January 1, 2010 and thereafter	1.50 to 1.00

; <u>provided</u> that for the purposes of determining the ratio described above for the four consecutive fiscal quarter period ending (i) as at the end of the first full fiscal quarter of the Borrower that begins after January 31, 2008, Consolidated Interest Expense shall be deemed to equal Consolidated Interest Expense for such fiscal quarter multiplied by four, (ii) as at the end of the next fiscal quarter of the Borrower following such fiscal quarter, Consolidated Interest Expense shall be deemed to equal Consolidated Interest Expense for such fiscal quarter and the previous fiscal quarter multiplied by two, and (iii) as at the end of the next fiscal quarter of the Borrower following the fiscal quarter referenced in clause (ii), Consolidated Interest Expense shall be deemed to equal Consolidated Interest Expense for such fiscal quarter and the two previous fiscal quarters multiplied by 4/3.

(c) <u>Consolidated Senior Leverage Ratio</u>. Permit the Consolidated Senior Leverage Ratio as at the end of any fiscal quarter occurring during any period set forth below (commencing with the first such fiscal quarter that begins after the Closing Date) to exceed the ratio set forth below opposite such period:

Period	Consolidated Senior Leverage Ratio
Closing Date – June 30, 2009	7.50 to 1.00
July 1, 2009 – June 30, 2010	7.25 to 1.00
July 1, 2010 and thereafter	7.00 to 1.00

SECTION 6.18. **CES Subsidiary Guarantors.**

Notwithstanding anything to the contrary contained in this Agreement, the Subsidiaries of Calpine Energy Services Holdings, Inc. listed on Schedule 1.1F annexed to the Existing Facility Credit Agreement that are Restricted Subsidiaries shall not, after the date hereof, be permitted to consummate any transactions permitted under Article VI except for (x) Indebtedness and/or Liens that are in each case permitted under Section 6.01(f) or (j) or Section 6.02 (d) or (n) or (y) such transactions which are in the ordinary course of business for a merchant energy company which has a primary focus on operating and optimizing physical assets and providing related energy products to its customers and consistent with prudent business practice to actively manage their business and related risks to which the Borrower and its Subsidiaries are exposed in the conduct of their business or the management of their liabilities.

ARTICLE VII

EVENTS OF DEFAULT

If any of the following events (each an "*Event of Default*") shall occur and be continuing:

(a) the Borrower shall fail to (i) pay any principal of any Outstanding Advance when due in accordance with the terms hereof or (ii) pay any interest on any Outstanding Advance, or any other amount payable hereunder or under any other Credit Document to the Agent or the Lenders, within three (3) Business Days after any such interest or other amount becomes due in accordance with the terms hereof or thereof;

(b) any representation or warranty made or deemed made by the Borrower herein or in any other Credit Document or which is contained in any certificate, document or financial or other statement required to be furnished by the Borrower at any time under or in connection with this Agreement or any other Credit Document shall prove to have been incorrect in any material respect on or as of the date made or deemed made;

(c) the Borrower shall default in the observance or performance of any agreement contained in clause (i) or (ii) of Section 5.04(a), Section 5.07(a) or Section 6 of this Agreement or Sections 5.4 and 5.6(b) of the Guarantee and Collateral Agreement;

(d) the Borrower shall default in the observance or performance of any other agreement contained in this Agreement or any other Credit Document (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of thirty (30) days after notice to the Borrower from the Agent or the Required Lenders;

(e) (i) any Restricted Subsidiary shall (A) default in making any payment of any principal of any Indebtedness (including any Guarantee Obligation (other than any Guarantee Obligation in respect of any Limited Recourse Debt or any Indebtedness under the Existing Facility Credit Agreement or the "Loan Documents" (as defined in the Existing Facility Credit Agreement)), but excluding the Advances and any Indebtedness under the Existing Facility Credit Agreement or the "Loan Documents" (as defined in the Existing Facility Credit Agreement)) on the scheduled or original due date with respect thereto; or (B) default in making

any payment of any interest on any such Indebtedness beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created; or (C) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or beneficiary of such Indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required (but after the expiration of all grace periods applicable thereto), such Indebtedness to become due prior to its stated maturity or (in the case of any such Indebtedness constituting a Guarantee Obligation) to become payable, provided that this clause (C) shall not apply to Indebtedness that becomes due solely as a result of the voluntary sale or transfer of property or assets to the extent such sale or transfer is permitted by the terms of such Indebtedness; provided, that a default, event or condition described in clause (A), (B) or (C) of this paragraph (e) shall not at any time constitute an Event of Default unless, at such time, one or more defaults, events or conditions of the type described in clauses (A), (B) and (C) of this paragraph (e) shall have occurred and be continuing with respect to Indebtedness the outstanding principal amount of which exceeds in the aggregate $100,000,000; or (ii) any Global Entity shall, with respect to Limited Recourse Debt in an aggregate principal amount in excess of $300,000,000, default in the observance or performance of any agreement or condition relating to any such Limited Recourse Debt or contained in any instrument or agreement evidencing, securing or relating thereto, and such Limited Recourse Debt shall as a result thereof become due prior to its stated maturity;

(f) (i) any Material Obligor shall commence any case, proceeding or other action (A) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (B) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or any Material Obligor shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against any Material Obligor any case, proceeding or other action of a nature referred to in clause (i) above that (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed or undischarged for a period of 60 days; or (iii) there shall be commenced against any Material Obligor any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within 60 days from the entry thereof; or (iv) any Global Entity shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; or (v) any Material Obligor shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due;

(g) one or more judgments or decrees shall be entered against any Material Obligor involving in the aggregate a liability (not paid or fully covered by insurance as to which the relevant insurance company has acknowledged coverage) of $100,000,000 or more, and all such judgments or decrees shall not have been vacated, discharged, stayed or bonded pending appeal

within 30 days from the entry thereof (except any such judgment or decree in respect of the CalGen Makewhole Payment shall not be counted as a judgment or decree for purposes of this clause (g));

(h)   (i) any Person shall engage in any "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan; (ii) any "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, shall exist with respect to any Plan or any Lien in favor of the PBGC or a Plan shall arise on the assets of any Global Entity or any Commonly Controlled Entity; (iii) a Reportable Event shall occur with respect to, or proceedings shall commence to have a trustee appointed, or a trustee shall be appointed, to administer or to terminate, any Single Employer Plan, which Reportable Event or commencement of proceedings or appointment of a trustee is likely to result in the termination of such Plan for purposes of Title IV of ERISA; (iv) any Single Employer Plan shall terminate for purposes of Title IV of ERISA; (v) any Global Entity or any Commonly Controlled Entity shall, or in the reasonable opinion of the Required Lenders is likely to, incur any liability in connection with a withdrawal from, or the Insolvency or ERISA Reorganization of, a Multiemployer Plan or (vi) any other event or condition shall occur or exist with respect to a Plan; and in each case in clauses (i) through (vi) above, such event or condition, together with all other such events or conditions, if any, could reasonably be expected to have a Material Adverse Effect;

(i)   any of the Security Documents shall cease, for any reason, to be in full force and effect (other than in accordance with its terms) with respect to Collateral with a book value greater than $50,000,000, or the Borrower or any Affiliate of the Borrower shall so assert, or any Lien (affecting Collateral with a book value greater than $50,000,000) created by any of the Security Documents shall cease to be enforceable and of the same effect and priority purported to be created thereby (other than, in each case, pursuant to a failure of the Agent, the Collateral Agent, any other agent appointed by the Agent, the Collateral Agent or the Lenders to take any action within the sole control of such Person) (it being understood that the release of Collateral from the Security Documents or the discharge of a Guarantor therefrom shall not be construed (x) as any of the Security Documents ceasing to be in full force and effect or (y) as any of the Liens created thereunder ceasing to be enforceable or of the same priority and effect purported to be created thereby);

(j)   the guarantee contained in Section 2 of the Guarantee and Collateral Agreement shall cease, for any reason, to be in full force and effect (other than in accordance with its terms) or the Borrower or any Affiliate of the Borrower shall so assert (it being understood that the discharge of a Guarantor from the Guarantee and Collateral Agreement shall not be construed as the Guarantee and Collateral Agreement ceasing to be in full force and effect);

(k)   the Lien subordination provisions or any other provision of the Collateral Agency and Intercreditor Agreement shall cease for any reason to be valid (other than by its express terms) and, in the case of any provision of the Collateral Agency and Intercreditor Agreement other than the Lien subordination provisions, the result thereof is that the interests of the Lenders are materially and adversely affected, or the Borrower or any of its Subsidiaries shall assert in writing that the Lien subordination provisions or any such other provision of the Collateral Agency and Intercreditor Agreement shall not for any reason be valid (other than by its express terms); or

(l)   any Subordinated Indebtedness or the guarantees thereof shall cease, for any reason, to be validly subordinated to the Obligations or the obligations of the Subsidiary Guarantors under the Guarantee and Collateral Agreement, as the case may be, as provided in any Subordinated Indebtedness Agreement, or the Borrower, any Affiliate of the Borrower, the trustee in respect of the Subordinated Indebtedness or the holders of at least 25% in aggregate principal amount of the Subordinated Indebtedness shall so assert; or

(m)   there shall occur a Change of Control; or

(n)   all or any portion of the Indebtedness under the Existing Facility Credit Agreement or the "Loan Documents" (as defined in the Existing Facility Credit Agreement) shall become or be declared due and payable prior to its stated maturity, or there shall be a default in making any payment of principal or interest on the scheduled or original due date of such Indebtedness beyond the period of grace, if any, provided under the Existing Facility Credit Agreement or the "Loan Documents" (as defined in the Existing Facility Credit Agreement);

then, and in every such event, and at any time thereafter during the continuance of such event, the Agent, at the request of the Required Lenders, shall, by notice to the Borrower, take one or all of the following actions, at the same or different times: (i) terminate forthwith the Commitments, including without limitation the right of the Borrower to request and receive Advances; and (ii) declare the Advances of the Borrower then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Advances so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein to the contrary notwithstanding; provided that in the case of any event described in subsection (f) above affecting the Borrower, the right of the Borrower to request and receive Advances shall automatically terminate and the principal of the Advances then outstanding of the Borrower, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrower, anything contained herein to the contrary notwithstanding.

ARTICLE VIII

THE AGENTS

SECTION 8.01.   **Appointment; Powers and Duties.**

(a)   Each of the initial Lenders under this Agreement (the "*Original Lenders*"), hereby appoints GSCP as Payment Agent hereunder effective as of the date of this Agreement and GSCP accepts such appointment and agrees that in such capacity it shall (i) pay all sums to be paid on behalf of the Original Lenders hereunder to the extent sufficient funds have been provided therefor by the Original Lenders, (ii) receive all sums to be received on behalf of the Original Lenders hereunder, (iii) account to the Original Lenders and the Borrower for all payments and receipts made or received by it as Payment Agent, (iv) maintain such records as may reasonably be requested by the Original Lenders or the Borrower and furnish such copies thereof as such party may reasonably request and (v) abide by all provisions of this Agreement relating to the duties and responsibilities of the Payment Agent (the "***Payment Agent Duties***").

(b)   The Original Lenders are Affiliates of The Goldman Sachs Group, Inc. ("***GS Group***"). So long as all Lenders hereunder are Affiliates of GS Group, the Original Lenders that are Lenders shall jointly act as the lead Lender hereunder (collectively, the "***Lead Lender***"). Each of the Original Lenders hereby accepts such joint appointment. So long as a Lead Lender is required to be acting hereunder, all actions, decisions and functions of the Agent hereunder (other than the Payment Agent Duties) shall be performed by the Lead Lender and the provisions of Sections 8.02, 8.03, 8.04, 8.05 and 8.06 below shall, with respect to such actions, decisions and functions, be applicable to the Lead Lender acting in such capacity. In addition, the Original Lenders acting jointly as the Lead Lender are designated as the initial "First Lien Representative" for purposes of (and as defined in) the Collateral Agency and Intercreditor Agreement with respect to this Agreement, which constitutes a "Series of First Lien Debt" thereunder and the Lead Lender shall continue to serve as such First Lien Representative until an Administrative Agent is appointed pursuant to Section 8.01(c) below.

(c)   It shall be a condition to any non-Affiliate of GS Group becoming a Lender hereunder that (i) GSCP resign as Payment Agent hereunder, (ii) the Lead Lender cease functioning hereunder in its capacity as such and (iii) an entity other than GSCP be appointed, and agree to serve, as administrative agent (the "***Administrative Agent***") hereunder subject to the terms and conditions set forth in Sections 8.02, 8.03, 8.04, 8.05 and 8.06 below and such other terms and conditions as are mutually agreed between the Lenders and such entity. In addition, the Administrative Agent, at the time it is so appointed, shall also become the "First Lien Representative" for purposes of (and as defined in) the Collateral Agency and Intercreditor Agreement with respect to this Agreement, which constitutes a "Series of First Lien Debt" thereunder.

(d)   As used herein, the term "Agent" shall mean and refer to (i) prior to the appointment of an Administrative Agent pursuant to Section 8.01(c) above, the Payment Agent with respect to the Payment Agent Duties and the Lead Lender with respect to the actions, decisions and functions hereunder for which it is responsible and (ii) from and after such appointment of an Administrative Agent, such Administrative Agent.

(e)   GSCP, by virtue of its designation as a "Sole Lead Arranger and Sole Bookrunner" on the cover page of this Agreement, shall not have any duties, liabilities, obligations or responsibilities under this Agreement other than, if applicable, as the Payment Agent, or as a Lender hereunder.

SECTION 8.02.   **General Immunity.**

(a)   <u>No Responsibility for Certain Matters</u>. No Agent shall be responsible to any Lender for the execution, effectiveness, genuineness, validity, enforceability, collectability or sufficiency of this Agreement or any other document, instrument or agreement executed for the benefit of the Agent or a Lender in connection with this Agreement or for any representations, warranties, recitals or statements made herein or therein or made in any written or oral statements or in any financial or other statements, instruments, reports or certificates or any other documents furnished or made by any Agent to Lenders or by or on behalf of the Borrower to any Lender in connection with this Agreement or any other document, instrument or agreement executed for the benefit of any Agent or a Lender in connection with this Agreement and the transactions contemplated thereby or for the financial condition or business affairs of the Borrower or any other Person liable for the payment of any Obligations, nor shall any Agent be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained in this Agreement or any other document, instrument or agreement executed for the benefit of any Agent or a Lender in connection with this Agreement or as to the use of the proceeds of the Advances or as to the existence or possible existence of any Event of Default or Default or to make any disclosures with respect to the foregoing. Anything contained herein to the contrary notwithstanding, no Agent shall have liability arising from confirmations of the amount of outstanding Advances or the component amounts thereof.

(b)   Exculpatory Provisions. No Agent nor any of its officers, partners, directors, employees or agents shall be liable to Lenders for any action taken or omitted by any Agent under or in connection with this Agreement or any other document, instrument or agreement executed for the benefit of any Agent or a Lender in connection with this Agreement except to the extent caused by such Agent's gross negligence or willful misconduct, as determined by a final, non-appealable judgment of a court of competent jurisdiction. Each Agent shall be entitled to refrain from any act or the taking of any action (including the failure to take an action) in connection herewith or any other document, instrument or agreement executed for the benefit of any Agent or a Lender in connection with this Agreement or from the exercise of any power, discretion or authority vested in it hereunder or thereunder unless and until such Agent shall have received instructions in respect thereof from the Required Lenders and, upon receipt of such instructions from the Required Lenders, such Agent shall be entitled to act or (where so instructed) refrain from acting, or to exercise such power, discretion or authority, in accordance with such instructions. Without prejudice to the generality of the foregoing, (i) any Agent shall be entitled to rely, and shall be fully protected in relying, upon any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper Person or Persons, and shall be entitled to rely and shall be protected in relying on opinions and judgments of attorneys (who may be attorneys for the Borrower), accountants, experts and other professional advisors selected by it; and (ii) no Lender shall have any right of action whatsoever against any Agent as a result of such Agent acting or (where so instructed) refraining from acting hereunder or any other document, instrument or agreement executed for the benefit of any Agent or a Lender in connection with this Agreement in accordance with the instructions of Required Lenders.

(c)   Delegation of Duties. Any Agent may perform any and all of its duties and exercise its rights and powers under this Agreement or under any other document, instrument or agreement executed for the benefit of any Agent or a Lender in connection with this Agreement, by or through any one or more sub-agents appointed by the Agent. Any Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Affiliates. The exculpatory, indemnification and other provisions of this Section 8.02 and of Section 8.04 shall apply to any the Affiliates of the Agent and shall apply to their respective activities as Agent. All of the rights, benefits, and privileges (including the exculpatory and indemnification provisions) of this Section 8.02 and of Section 8.04 shall apply to any such sub-agent and to the Affiliates of any such sub-agent, and shall apply to their respective activities as sub-agent as if such sub-agent and Affiliates were named herein. Notwithstanding anything herein to the contrary, with respect to each sub-agent appointed by an Agent, (i) such sub-agent shall be a third party beneficiary under this Agreement with respect to all such rights, benefits and privileges (including exculpatory rights and rights to indemnification) and shall have all of the rights and benefits of a third party beneficiary, including an independent right of action to enforce such rights, benefits and privileges (including exculpatory rights and rights to indemnification) directly, without the consent or joinder of any other Person, against the Borrower and the Lenders, (ii) such rights, benefits and privileges (including exculpatory rights and rights to indemnification) shall not be modified or amended without the consent of such sub-agent, and (iii) such sub-agent shall only have obligations to the Agent and not to the Borrower, Lender or any other Person and no Borrower, Lender or any other Person shall have any rights, directly or indirectly, as a third party beneficiary or otherwise, against such sub-agent.

SECTION 8.03.   **Lenders' Representations, Warranties and Acknowledgment.**

(a)   Each Lender represents and warrants that it has made its own independent investigation of the financial condition and affairs of the Borrower in connection with Advances hereunder and that it has made and shall continue to make its own appraisal of the creditworthiness of the Borrower. No Agent shall have any duty or responsibility, either initially or on a continuing basis, to make any such investigation or any such appraisal on behalf of Lenders or to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the making of Advances or at any time or times thereafter, and no Agent shall have any responsibility with respect to the accuracy of or the completeness of any information provided to Lenders.

(b)   Each Lender, by delivering its signature page to this Agreement or an Assignment and Acceptance, shall be deemed to have acknowledged receipt of, and consented to and approved this Agreement and any other document, instrument or agreement executed for the benefit of any Agent or a Lender in connection with this Agreement and each other document required to be approved by any Agent or the Required Lenders, as applicable, on the Closing Date.

SECTION 8.04.   **Right to Indemnity.**

Each Lender, in proportion to its Commitment, severally agrees to indemnify each Agent, to the extent that such Agent shall not have been reimbursed by the Borrower, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against such Agent in exercising its powers, rights and remedies or performing its duties hereunder or any other document, instrument or agreement executed for the benefit of any Agent or a Lender in connection with this Agreement or otherwise in its capacity as such Agent in any way relating to or arising out of this Agreement or any other document, instrument or agreement executed for the benefit of any Agent or a Lender in connection with this Agreement; provided, no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from such Agent's gross negligence or willful misconduct, as determined by a final, non-appealable judgment of a court of competent jurisdiction. If any indemnity furnished to any Agent for any purpose shall, in the opinion of such Agent, be insufficient or become impaired, such Agent may call for additional indemnity and cease, or not commence, to do the acts indemnified against until such additional indemnity is furnished; provided, in no event shall this sentence require any Lender to indemnify any Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement in excess of such Lender's Commitment; and provided further, this sentence shall not be deemed to require any Lender to indemnify any Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement described in the proviso in the immediately preceding sentence.

SECTION 8.05. **Withholding Taxes.**

To the extent required by any applicable law, any Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding tax. If the Internal Revenue Service or any other authority of the United States asserts a claim that the Agent did not properly withhold tax from amounts paid to or for the account of any Lender because the appropriate form was not delivered or was not properly executed or because such Lender failed to notify the Agent of a change in circumstance which rendered the exemption from, or reduction of, withholding tax ineffective or for any other reason, such Lender shall indemnify the Agent fully for all amounts paid, directly or indirectly, by the Agent as tax or otherwise, including any penalties or interest and together with all expenses (including legal expenses, allocated internal costs and out-of-pocket expenses) incurred.

SECTION 8.06. **Successor Agent.**

The Administrative Agent shall have the right to resign at any time by giving 30 days' prior written notice thereof to the Lenders and the Borrower and the Administrative Agent may be removed at any time with or without cause by an instrument or concurrent instruments in writing delivered to the Borrower and the Administrative Agent and signed by the Required Lenders. The Administrative Agent shall have the right to appoint a financial institution to act as the Administrative Agent hereunder, subject to the reasonable satisfaction of the Required Lenders and approval by the Borrower (which approval shall not be unreasonably withheld or delayed), and the Administrative Agent's resignation shall become effective on the earlier of (i) the acceptance of such successor Administrative Agent by the Borrower and the Required Lenders or (ii) the thirtieth day after such notice of resignation. Upon any such notice of resignation or any such removal, if a successor Administrative Agent has not already been appointed by the retiring Administrative Agent, the Required Lenders shall have the right, upon five Business Days' notice to the Borrower and receipt of approval by the Borrower (which shall not be unreasonably withheld or delayed), to appoint a successor Administrative Agent. If neither the Required Lenders nor the Administrative Agent have appointed a successor Administrative Agent, the Required Lenders shall be deemed to have succeeded to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, that successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Administrative Agent and such retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder. After any retiring or removed Administrative Agent's resignation or removal hereunder as Administrative Agent, the provisions of this Article VIII shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent hereunder.

ARTICLE IX

MISCELLANEOUS

SECTION 9.01. **Certain Modifications**.

(a) Subject to Section 9.01(b) below, if at any time that the Existing Facility Credit Agreement remains in effect and any obligations are outstanding thereunder, any amendment, modification, supplement, consent or waiver becomes effective thereunder (or under the "Loan Documents" as defined therein) with respect to any representation or warranty that corresponds to a representation or warranty set forth in Article III hereof (it being understood and agreed that the representations or warranties in Sections 3.02 and 3.03 to the extent relating to the execution, delivery or performance of this Agreement do not correspond to any representation or warranty under the Existing Facility Credit Agreement), or any affirmative covenant or negative covenant that corresponds to an affirmative covenant or negative covenant, respectively, set forth in Article V or Article VI hereof, respectively, or any default or event of default with respect to the Credit Documents that corresponds to an Event of Default set forth in Sections 7.01(b), 7.01(c) or 7.01(d) hereof, or, in each case, any defined term used in such representation, warranty, covenant, default or event of default, then (i) the Borrower shall cause the Existing Facility Administrative Agent to notify the Agent hereunder of such amendment, modification, supplement, consent or waiver and (ii) upon such notice being given, and without any further action by the Agent or any Lender hereunder, the representation, warranty, affirmative covenant, negative covenant, default or event of default or definition hereunder that corresponds to the representation, warranty, affirmative covenant, negative covenant, default or event of default or definition (as applicable) under the Existing Facility Credit Agreement affected by such amendment, modification, supplement, consent or waiver shall be deemed to be subject to an identical amendment, modification, supplement, consent or waiver for all purposes of this Agreement; provided that, to the extent any such amendment, modification, supplement, consent or waiver shall by its terms directly and disproportionately disadvantage the Lenders hereunder relative to the Existing Facility Lenders or affects any of the Excluded Provisions in a manner that either the Agent or the Required Lenders reasonably deem to be adverse to the Lenders hereunder, then (notwithstanding anything in this Section 9.01(a) to the contrary) such amendment, modification, supplement, consent or waiver shall not become effective for purposes of this Agreement without the prior consent of the Required Lenders hereunder.

(b) If the Existing Facility Credit Agreement terminates prior to the termination of this Agreement, then (i) except as provided in clause (ii) and (iii) below, the representations, warranties and covenants (and defined terms used therein) as in effect hereunder at the time the Existing Facility Credit Agreement terminates (including any defined terms incorporated from the Existing Facility Credit Agreement) shall continue in effect notwithstanding such termination of the Existing Facility Credit Agreement and, for such purpose, any terms, conditions or definitions incorporated by reference from the Existing Facility Credit Agreement shall be treated as if set forth in full in this Agreement at the time of such termination, (ii) notwithstanding anything to the contrary in Section 9.01(a), any amendment, modification, supplement, consent or waiver affecting any of such representations, warranties or covenants (and defined terms used herein) in the Existing Facility Credit Agreement that is entered into or provided in connection with or in anticipation of the termination of the Existing Facility Credit Agreement shall not become effective with respect to the corresponding representations, warranties, covenants and definitions under this Agreement without the prior consent of the Required Lenders hereunder and (iii) references in such representations, warranties and covenants (and defined terms used therein) to "Loan Documents", "Existing Facility Administrative Agent", "Existing Facility Lenders" and "Existing Facility Credit Agreement" shall instead be deemed to refer to "Credit Documents", "Agent", "Lenders" and "this Agreement" and any similar conforming changes shall be deemed to be made to implement the intent of this provision, including, by way of example, deeming any requirement for the consent of the Existing Facility Lenders to be a requirement for the consent of the Required Lenders. In addition, the Borrower agrees that it will execute such further documents or instruments as the Lenders reasonably request to better or further implement the intent of this provision.

(c)   If any fee of any nature is paid directly or indirectly by one or more Loan Parties to the Existing Facility Administrative Agent or the Existing Facility Lenders (or a class thereof) in consideration for any amendment, modification, supplement, consent or waiver that pursuant to Section 9.01(a) results in an identical amendment, modification, supplement, consent or waiver to a corresponding provision of this Agreement, an "equivalent fee" shall be payable to the Agent or Lenders hereunder (as the case may be) to the extent such fee relates to such identical amendment, modification, supplement, consent or waiver, with the "equivalent" amount of such fee to be determined by multiplying the applicable amount of such fee paid in connection with the Existing Facility Credit Agreement by the ratio of (x) the total amount of Advances and unutilized Commitments over (y) the total amount of loans, letters of credit and unutilized commitments to extend credit under the Existing Facility Credit Agreement.

(d)   The provisions of Section 9.01(a) above shall not affect any provisions of this Agreement other than the representations and warranties, affirmative covenants, negative covenants and definitions described in such Section and, without limiting the generality of the foregoing, shall in no way limit (i) the Borrower's obligations under such unaffected provisions (including its obligations to make payments as and when due hereunder), (ii) the right of the Lenders to vote on all amendments, modifications, supplements, consents, waivers and other matters relating to such unaffected provisions, including, without limitation, the provisions referred to in Sections 9.04, 9.05, 9.06 and 9.09 or (iii) any express rights to vote as a Series of First Lien Debt under (and as such term is defined in) the Collateral Agency and Intercreditor Agreement.

SECTION 9.02.   **Notices**.

(a)   Notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed or sent by facsimile, as follows:

(i)   if to the Borrower, to Calpine Corporation, 50 West San Fernando Street, San Jose, CA 95113, Attention: Chief Financial Officer; General Counsel (Facsimile No. (408) 995-0505), with a copy (which shall not constitute notice) to Kirkland & Ellis LLP, Citigroup Center, 153 E. 53rd St., New York, NY 10022, Attention: Rick Cieri, Esq. and Yongjin Im, Esq. (Facsimile No. (212) 446-4900);

(ii)   if to the Agent, to Goldman Sachs Credit Partners L.P., c/o Goldman, Sachs & Co., 30 Hudson Street, 17th Floor, Jersey City, NJ 07302, Attention: Rahul Kapur, Walt Jackson, Andrew Pardo, Douglas Tansey and Umesh Subramanian (Facsimile No. (212-357-4597), with a copy (which shall not constitute notice) to Goldman Sachs Credit Partners L.P., 1 New York Plaza, New York, New York 10004, Attention: Rob Schatzman (Facsimile No. (212-902-3000), with a copy (which shall not constitute notice) to Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York 10104-0050, Attention: David H. Kaufman, Esq. (Facsimile No. (212) 468-7900); and

(iii)   if to a Lender, to it at its address (or facsimile number) set forth in the Register or in the Assignment and Acceptance pursuant to which such Lender became a party hereto.

All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt if delivered by hand or overnight courier service or sent by facsimile or electronic mail to such party as provided in this Section or in accordance with the latest unrevoked direction from such party given in accordance with this Section.

(b)   Electronic Communications.

(i)   Notices and other communications to the Lenders may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites, including the Platform) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Article II if such Lender, as applicable, has notified the Agent that it is incapable of receiving notices under such Section by electronic communication. The Agent or the Borrower may, in its discretion, agree (in writing) to accept notices and other communications to it hereunder by facsimile or other electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless the Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(ii)   The Borrower understands that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution and agrees and assumes the risks associated with such electronic distribution, except to the extent caused by the willful misconduct or gross negligence of the Agent.

(iii)   The Platform and any Approved Electronic Communications are provided "as is" and "as available". None of the Agents or any of their respective officers, directors, employees, agents, advisors or representatives (the "*Agent Affiliates*") warrant the accuracy, adequacy, or completeness of the Approved Electronic Communications or the Platform and each expressly disclaims liability for errors or omissions in the Platform and the Approved Electronic Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects is made by the Agent Affiliates in connection with the Platform or the Approved Electronic Communications.

(iv)   The Borrower, each of the Lenders, and the Agents agree that the Agent may, but shall not be obligated to, store any Approved Electronic Communications on the Platform in accordance with Agent's customary document retention procedures and policies.

SECTION 9.03.   **Survival of Agreement.**

All covenants, agreements, representations and warranties made by the Borrower herein and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement shall be considered to have been relied upon by the Lenders and shall survive the making by the Lenders of the Advances regardless of any investigation made by the Lenders or on their behalf, and shall continue in full force and effect as long as there are any Outstanding Advances or any Fee or any other amount payable under this Agreement is outstanding and unpaid or the Commitments have not been terminated.

SECTION 9.04.   **Binding Effect.**

This Agreement shall become effective when it shall have been executed by the Borrower, the Lenders and the Agent and when the Agent shall have received copies hereof (via facsimile or otherwise) which, when taken together, bear the signature of each party, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Borrower shall not have the right to assign any rights hereunder or any interest herein without the prior consent of all the Lenders.

SECTION 9.05.   **Successors and Assigns; Participants**.

(a)   Whenever in this Agreement any of the parties hereto is referred to, such reference shall be deemed to include the successors and assigns of such party; and all covenants, promises and agreements by or on behalf of any party that are contained in this Agreement shall bind and inure to the benefit of its successors and assigns.

(b)   The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section.

(c)   (i)   Subject to the conditions set forth in paragraph (c)(ii) below, any Lender may assign to one or more assignees (each, an "*Assignee*") all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Advances at the time owing to it) with the prior written consent of:

(A)   the Borrower (such consent not to be unreasonably withheld), provided that no consent of the Borrower shall be required for an assignment to a Lender, an affiliate of a Lender, an Approved Fund (as defined below) or, if an Event of Default has occurred and is continuing, any other Person; and

(B)   the Agent, provided that no consent of the Agent shall be required for an assignment to a Lender, an affiliate of a Lender or an Approved Fund.

(ii)   Assignments shall be subject to the following additional conditions:

(A)   except in the case of an assignment to a Lender, an affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender's Commitments or Advances hereunder, the amount of the Commitments or Advances of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000, unless each of the Borrower and the Agent otherwise consent, provided that (1) no such consent of the Borrower shall be required if an Event of Default has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its affiliates or Approved Funds, if any;

(B)   (1) the parties to each assignment shall execute and deliver to the Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500 and (2) the assigning Lender shall have paid in full any amounts owing by it to the Agent; and

(C)   the Assignee, if it shall not be a Lender, shall deliver to the Agent a questionnaire in which the Assignee designates one or more credit contacts to whom all syndicate-level information (which may contain material non-public information about the Borrower and its Affiliates and their related parties or their respective securities) will be made available and who may receive such information in accordance with the assignee's compliance procedures and applicable laws, including Federal and state securities laws.

For the purposes of this Section 9.05, "*Approved Fund*" means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an affiliate of a Lender or (c) an entity or an affiliate of an entity that administers or manages a Lender.

(iii)   Subject to acceptance and recording thereof pursuant to paragraph (c)(iv) below, from and after the effective date specified in each Assignment and Acceptance the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.14, 2.15, 2.19 and 9.06). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.05 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section.

(iv)   The Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the "*Register*"). The entries in the Register shall be conclusive, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice. Any assignment of any Loan shall be effective only upon appropriate entries with respect thereto being made in the Register.

(v)   Upon its receipt of an Assignment and Acceptance (executed via an electronic settlement system acceptable to the Agent (or, if previously agreed with the Agent, manually)), by a transferor Lender and an Assignee (and, in the case of an Assignee that is not then a Lender, by the Agent and the Borrower to the extent required under paragraph (c) above) together with payment to the Administrative Agent of a recordation and processing fee of $3,500 (which fee may be waived or reduced in the sole discretion of the Administrative Agent), the Administrative Agent shall (i) promptly accept such Assignment and Acceptance, (ii) on the effective date of such transfer determined pursuant thereto record the information contained therein in the Register and (iii) give notice of such acceptance and recordation to the transferor Lender, the Assignee and the Borrower.

(d)   (i)   Any Lender may, without the consent of the Borrower or the Administrative Agent, sell participations to one or more banks or other entities (a "Participant") in all or a portion of such Lender's rights and obligations under this Agreement (including all or

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a portion of its Commitments and the Advances owing to it); provided that (A) such Lender's obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that (1) requires the consent of each Lender directly affected thereby pursuant to the proviso to the second sentence of Section 9.1 and (2) directly affects such Participant. Subject to paragraph (d)(ii) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.15, 2.15 and 2.19 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 2.17(b) as though it were a Lender, provided such Participant shall be subject to Section 2.17(a) as though it were a Lender.

(ii)   A Participant shall not be entitled to receive any greater payment under Section 2.16 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. Any Participant that is a Non-U.S. Lender shall not be entitled to the benefits of Section 2.19 unless such Participant complies with Section 2.19(d).

(e)   Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Assignee for such Lender as a party hereto.

(f)   [Reserved.]

(g)   Subject to Section 9.16, the Borrower authorizes each Lender to disclose to any Transferee and any prospective Transferee (in each case which agrees to comply with the provisions of Section 9.16 or confidentiality requirements no less restrictive on such prospective transferee than those set forth in Section 9.16) any and all financial information in such Lender's possession concerning the Borrower and its Affiliates which has been delivered to such Lender by or on behalf of the Borrower pursuant to this Agreement or any other Credit Document or which has been delivered to such Lender by or on behalf of the Borrower in connection with such Lender's credit evaluation of the Borrower and its Affiliates prior to becoming a party to this Agreement.

SECTION 9.06. **Expenses; Indemnity**.

The Borrower agrees (a) to pay or reimburse each Agent and each Lender for all its out-of-pocket costs and expenses reasonably incurred in connection with the development, preparation and execution of, any amendment, supplement or modification to this Agreement, the other Credit Documents and any other documents prepared in connection herewith or therewith, in the case of the Agents, the consummation and administration of the transactions contemplated hereby and thereby, and the reasonable fees and disbursements of counsel to the Agents and professionals engaged by the Agents, and filing and recording fees and expenses, (b) to pay or reimburse each Agent and each Lender for all its costs and expenses reasonably incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Credit Documents and any such other documents following the occurrence and during the continuance of a Default or an Event of Default, including without limitation, the reasonable fees and disbursements of counsel to the Agents and each Lender and professionals engaged by the Agents and the Lenders, (c) to pay, and indemnify and hold harmless each Lender, the Lead Arranger and each Agent from, any and all recording and filing fees and any and all liabilities with respect to, or resulting from any delay in paying, stamp, excise and other taxes, if any, which may be payable or determined to be payable in connection with the execution and delivery of, or consummation or administration of any of the transactions contemplated by, or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Credit Documents and any such other documents and (d) to pay, and indemnify and hold harmless each Lender, the Lead Arranger, each Agent and each of their respective Affiliates, directors, officers, employees and agents (each, an "*Indemnitee*") from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, enforcement, performance, preservation of rights and administration of this Agreement, the other Credit Documents or the use of the proceeds of the Advances, including without limitation, any of the foregoing relating to the violation of, noncompliance with or liability under, any Environmental Law applicable to the operations of the Loan Parties or any of their respective properties and the reasonable fees and expenses of legal counsel in connection with claims, actions or proceedings by any Indemnitee against any Loan Party under any Credit Document (all the foregoing in this clause (d), collectively, the "*indemnified liabilities*"), provided that the Borrower shall have no obligation hereunder to any Indemnitee with respect to indemnified liabilities determined by the final judgment of a court of competent jurisdiction to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnitee or any of such Indemnitee's affiliates or any of such Indemnitee's directors, officers, employees or agents; provided, further, that the Borrower shall in no event be responsible for punitive damages to any Indemnitee pursuant to this Section 9.06 except such punitive damages required to be paid by such Indemnitee in respect of any indemnified liabilities. Without limiting the foregoing, and to the extent permitted by applicable law, the Borrower agrees not to assert and to cause its Subsidiaries not to assert, and hereby waives and agrees to cause its Subsidiaries to waive, all rights for contribution or any other rights of recovery with respect to all claims, demands, penalties, fines, liabilities, settlements, damages, costs and expenses of whatever kind or nature, under or related to Environmental Laws, that any of them might have by statute or otherwise against any Indemnitee. To the extent permitted by applicable law, no Loan Party nor any of their respective Subsidiaries shall assert, and each Loan Party hereby waives, on behalf of itself and its Subsidiaries, any claim against each Lender, the Lead Arranger, each Agent and their

75

respective affiliates, directors, employees, attorneys, agents or sub-agents, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, as a result of, or in any way related to, this Agreement or any other Credit Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, any Advance or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and each Loan Party hereby waives, releases and agrees, on behalf of themselves and each of their respective Subsidiaries, not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favor. All amounts due under this Section 9.06 shall be payable not later than 10 days after written demand therefor. Statements payable by the Borrower pursuant to this Section 9.06 shall be submitted to the Chief Financial Officer of the Borrower (Telecopy No. 408-995-0505), at the address of the Borrower set forth in Section 9.02 (with copies (which shall not constitute notice) to the General Counsel of the Borrower and Kirkland & Ellis LLP at the respective addresses set forth in Section 9.02), or to such other Person or address as may be hereafter designated by the Borrower in a written notice to the Administrative Agent. The agreements in this Section shall survive repayment of the Advances and all other amounts payable hereunder.

SECTION 9.07. **[Reserved]**

SECTION 9.08. **Applicable Law**.

THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

SECTION 9.09. **Waivers; Amendment**.

(a)   No failure or delay of any Agent or any Lender in exercising any power or right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Agents and the Lenders hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure therefrom shall in any event be effective unless the same shall be permitted by subsection (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on the Borrower or any Subsidiary in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

(b)   Neither this Agreement nor any provision hereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Borrower and the Required Lenders; provided, however, that no such agreement shall (i) decrease the principal amount of, or extend the maturity of or any scheduled principal payment date, or date for the payment of any interest on, any Advance or date for the payment of any Fee, or waive or excuse any such payment or any part thereof, or decrease the rate of interest on any Advance (except that waiver of the applicability of any post-default increase in interest rates shall require only the consent of the Required Lenders), without the prior written consent of each Lender directly and adversely affected thereby, (ii) increase the Commitment of any Lender or decrease any Fee payable to any Lender without the prior written consent of such Lender, or (iii) release all or substantially all of the liens, guarantees or collateral provided hereunder without the prior written consent of each Lender directly and adversely affected thereby; provided, further, that (A) no such agreement shall amend or modify the provisions of Section 2.16, Section 2.17 or Section 9.04(i), the provisions of this Section or the definition of the "Required Lenders", without the prior written consent of each Lender and (B) no such agreement shall amend, modify or otherwise affect the rights or duties of any Agent hereunder without the prior written consent of such Agent. Each Lender shall be bound by any waiver, amendment or modification authorized by this Section, and any consent by any Lender or any Agent pursuant to this Section shall bind any assignee of its rights and interests hereunder.

(c)   The Borrower shall have the right to replace any non-consenting Lender in connection with a waiver, amendment or modification requiring the consent of all Lenders or of all Lenders affected thereby (including the matters referred to in clauses (i), (ii), (iii), (A) and (B) of Section 9.08(b) above) pursuant to the following terms and conditions of this Section 9.08(c). If the Borrower wishes to replace any such non-consenting Lender, it shall give written notice to such Lender and the Agent of its desire to replace such Lender, which notice shall identify the waiver, amendment or modification to which such Lender was unwilling to consent and the party that the Borrower proposes as the assignee of such Lender's Commitment (which may, but is not required to, be an existing Lender). Promptly after receiving such notice, the Agent shall fix a Business Day on which such non-consenting Lender and the proposed assignee shall execute an Assignment and Acceptance with respect to the non-consenting Lender's Commitment. The Borrower shall be responsible for paying the assignment fee due pursuant to Section 9.04(b) above. On the effective date of such assignment, the assignee of such Commitment shall purchase at par (a) all principal, interest, fees and other amounts owing to the replaced Lender through that date and (b) such replaced Lender shall be released from its future obligations under this Agreement and any other related agreement or any document entered into in connection herewith as if such Lender had assigned its Commitment to such assignee pursuant to Section 9.05.

(d)   The Borrower shall have the right to replace any Lender that (i) is affected in the manner described in Section 2.15 and as a result thereof any of the actions described in such Section is required to be taken or (ii) becomes a Defaulting Lender, pursuant to the following terms and conditions of this Section 9.08(d); provided that (x) such replacement does not conflict with any applicable law and (y) no Event of Default under Section 7(a) or 7(f) shall have occurred or be continuing at the time of such replacement. If the Borrower wishes to replace any such Lender, it shall give written notice to such Lender and the Agent of its desire to replace such Lender, which notice shall identify the reason for such replacement and the party that the Borrower proposes as the assignee of such Lender's Commitment (which may, but is not required to, be an existing Lender). Promptly after receiving such notice, the Agent shall fix a Business Day on which such replaced Lender and the proposed assignee shall execute an Assignment and Acceptance with respect to the replaced Lender's Commitment. The Borrower shall be responsible for paying the assignment fee due pursuant to Section 9.04(b) above. On the effective date of such assignment, the assignee of such Commitment shall purchase at par (a) all principal, interest, fees and other amounts owing to the replaced Lender through that date and (b) such replaced Lender shall be released from its future obligations under this Agreement and any other related agreement or any document entered into in connection herewith as if such Lender had assigned its Commitment to such assignee pursuant to Section 9.05.

(e) Notwithstanding anything to the contrary contained in this Section 9.09, if the Agent and the Borrower have jointly identified an obvious error or any error or omission of a technical or immaterial nature, in each case, in any provision of the Credit Documents, then the Agent and the Borrower shall be permitted to amend such provision and such amendment shall become effective without any further action or consent of any other party to any Credit Document if the same is not objected to in writing by the Required Lenders within ten Business Days following receipt of notice thereof

SECTION 9.10. **Entire Agreement**.

This Agreement (including the schedules, exhibits and annexes hereto) and the Fee Letter represent the entire contract among the parties relative to the subject matter hereof and thereof. Any previous agreement, whether written or oral, among the parties with respect to the subject matter hereof, is superseded by this Agreement, the Fee Letter and the Letter Agreement. There are no unwritten oral agreements between the parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any party other than the parties hereto any rights, remedies, obligations or liabilities under or by reason of this Agreement.

SECTION 9.11. **Severability**.

In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 9.12. **Counterparts**.

This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which when taken together shall constitute but one contract, and shall become effective as provided in Section 9.04.

SECTION 9.13. **Headings**.

Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

SECTION 9.14. **Interest Rate Limitation**.

(a) Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges which are treated as interest under applicable law (collectively the "**Charges**"), as provided for herein or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by any Lender, shall exceed the maximum lawful rate (the "**Maximum Rate**") which may be contracted for, charged, taken, received or reserved by such Lender in accordance with applicable law, the rate of interest payable on the Outstanding Advances of such Lender, together with all Charges payable to such Lender, shall be limited to the Maximum Rate.

(b)   If the amount of interest, together with all Charges, payable for the account of any Lender in respect of any interest computation period is reduced pursuant to subsection (a) above and the amount of interest, together with all Charges, payable for such Lender's account in respect of any subsequent interest computation period, would be less than the Maximum Rate, then the amount of interest, together with all Charges, payable for such Lender's account in respect of such subsequent interest computation period shall, to the extent permitted by applicable law, be automatically increased to such Maximum Rate; provided that at no time shall the aggregate amount by which interest paid for the account of any Lender has been increased pursuant to this subsection (b) exceed the aggregate amount by which interest, together with all Charges, paid for its account has theretofore been reduced pursuant to subsection (a) above.

SECTION 9.15.   **Jurisdiction; Venue**.

(a)   The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or thereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any New York State court or Federal court of the United States of America sitting in New York City. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. The Borrower hereby irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Subject to the foregoing and to subsection (b) below, nothing in this Agreement shall affect any right that any party hereto may otherwise have to bring any action or proceeding relating to this Agreement against any other party hereto in the courts of any jurisdiction.

(b)   The Borrower hereby agrees to waive its respective rights to a jury trial of any claim or cause of action based upon or arising under this Agreement, any dealings between them relating to the subject matter of this transaction or the lender/borrower relationship that is being established. The scope of this waiver is intended to be all encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including contract claims, tort claims, breach of duty claims and all other common law and statutory claims. The Borrower acknowledges that this waiver is a material inducement to enter into a business relationship, that it has already relied on this waiver in entering into this agreement, and that each will continue to rely on this waiver in its related future dealings. The Borrower further warrants and represents that it has reviewed this waiver with its legal counsel and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. This waiver is irrevocable, meaning that it may not be modified either orally or in writing (other than by a mutual written waiver specifically referring to this Section 9.14(b) and executed by each of the parties hereto), and this waiver shall apply to any subsequent amendments, renewals, supplements or modifications hereto or to any other documents or agreements relating to the advances made hereunder. In the event of litigation, this agreement may be filed as a written consent to a trial by the court.

SECTION 9.16.   **Confidentiality**.

Each Agent, the Lead Arranger and each Lender agrees to keep confidential all non-public information provided to it by any Loan Party, the Agent or any Lender pursuant to or in connection with this Agreement that is designated by the provider thereof as confidential; provided that nothing herein shall prevent any Agent, the Arranger or any Lender from disclosing any such information (a) to the Agent, any other Lender or any affiliate thereof, (b) subject to an agreement to comply with provisions no less restrictive than this Section, to any actual or prospective Transferee or any direct or indirect counterparty to any Swap Agreement (or any professional advisor to such counterparty), (c) to its employees, directors, agents, attorneys, accountants and other professional advisors or those of any of its affiliates, (d) upon the request or demand, or in accordance with the requirements (including reporting requirements), of any Governmental Authority having jurisdiction over such Lender, provided that such Lender shall use commercially reasonable efforts to notify the applicable Loan Party of such disclosure, (e) in response to any order of any court or other Governmental Authority or as may otherwise be required pursuant to any Requirement of Law or other legal process, provided that such Lender shall use commercially reasonable efforts to notify the applicable Loan Party of such disclosure, (f) if requested or required to do so in connection with any litigation or similar proceeding, (g) that has been publicly disclosed other than in breach of this Agreement, (h) to the National Association of Insurance Commissioners or any similar organization or any nationally recognized rating agency that requires access to information about a Lender's investment portfolio in connection with ratings issued with respect to such Lender, or (i) in connection with the exercise of any remedy hereunder or under any other Credit Document.

The Borrower acknowledges that certain of the Lenders may be "public-side" Lenders (Lenders that do not wish to receive material non-public information with respect to the Borrower, its subsidiaries or their securities) (each, a "***Public Lender***") and, if documents required to be delivered pursuant to Sections 5.01 or 5.02 or otherwise are being distributed through the Platform, the Borrower agrees to designate those documents or other information that are suitable for delivery to the Public Lenders as such. Any document that the Borrower has indicated contains non-public information shall not be posted on that portion of the Platform designated for such Public Lenders. If the Borrower has not indicated whether a document delivered pursuant to Sections 5.01 or 5.02 contains non-public information, the Agent reserves the right to post such document or notice solely on that portion of the Platform designated for Lenders who wish to receive material nonpublic information with respect to the Borrower, its Subsidiaries and their securities. Each such Lender confirms to the Borrower and the Agent that

(i) it has developed compliance procedures regarding the use of material non-public information and (ii) it will handle such material non-public information in accordance with those procedures and applicable law, including Federal and state securities laws. The Borrower acknowledges and agrees that copies of the Credit Documents may be distributed to Public Lenders (unless the Borrower promptly notifies the Agent that any such document contains material non-public information with respect to the Borrower or its securities).

SECTION 9.17.   **Electronic Communications.**

(a)   The Borrower hereby agrees that it will provide to the Agent all information, documents and other materials that it is obligated to furnish to the Agent under this Agreement (collectively, the "*Communications*") by transmitting the Communications in Microsoft Word, Adobe Portable Document Format (PDF) or other electronic/soft medium format that is reasonably acceptable to the Agent to ficc-ny-loans-agency@gs.com, walt.jackson@gs.com, andrew.pardo@gs.com, douglas.tansey@gs.com and umesh.subramanian@gs.com or faxing the Communications to (212) 357-4597, or to such other addressee as the Agent may notify the Borrower from time to time. In addition, the Borrower agrees to continue to provide the Communications to the Agent in the manner otherwise specified in this Agreement, but only to the extent reasonably requested by the Agent.

(b)   The Agent agrees that the receipt of the Communications by the Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Agent for purposes of this Agreement. Each Lender agrees to notify the Agent in writing (including by electronic communication) from time to time of such Lender's e-mail address to which the foregoing notice may be sent by electronic transmission and that the foregoing notice may be sent to such e-mail address.

(c)   Nothing herein shall prejudice the right of any Agent or any Lender to give any notice or other communication pursuant to this Agreement in any other manner specified in this Agreement.

SECTION 9.18.   **Patriot Act.**

Each Lender that is subject to the requirements of the Patriot Act hereby notifies each Loan Party that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of such Loan Party and other information that will allow such Lender to identify such Loan Party in accordance with the Patriot Act. The Borrower shall, and shall cause each of its Subsidiaries to, provide, to the extent commercially reasonable, such information and take such actions as are reasonably requested by each Lender and the Agent to maintain compliance with the Patriot Act.

SECTION 9.19.   **Electronic Execution of Assignments.**

The words "execution," "signed," "signature," and words of like import in any Assignment and Acceptance shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

SECTION 9.20. **No Fiduciary Duty.**

Each Agent, each Lender and their Affiliates (collectively, solely for purposes of this paragraph, the "*Lenders*"), may have economic interests that conflict with those of the Borrower. The Borrower agrees that nothing in this Agreement or any agreement or instrument related hereto or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Lenders and the Borrower, its stockholders or its affiliates. Borrower acknowledges and agrees that (i) the transactions contemplated by this Agreement and the agreements and instruments related hereto are arm's-length commercial transactions between the Lenders, on the one hand, and the Borrower, on the other, (ii) in connection therewith and with the process leading to such transaction, each of the Lenders is acting solely as a principal and not the agent or fiduciary of the Borrower, its management, stockholders, creditors or any other Person, (iii) no Lender has assumed an advisory or fiduciary responsibility in favor of the Borrower with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Lender or any of its affiliates has advised or is currently advising the Borrower on other matters) or any other obligation to the Borrower except the obligations expressly set forth in this Agreement and the agreements and instruments related hereto and (iv) the Borrower has consulted its own legal and financial advisors to the extent it deemed appropriate. The Borrower further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. The Borrower agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrower, in connection with such transaction or the process leading thereto.

SECTION 9.21. **Trading Acknowledgment.**

The Borrower hereby acknowledges that, with respect to Original Lenders, (i) one or more of their respective affiliates ("*Trading Affiliates*") are merchants of crude oil, petroleum products, natural gas, electricity and other commodities and may, from time to time, be dealing with prospective counterparties, or pursuing trading or hedging strategies, in connection with aspects of such Trading Affiliates' business that are unrelated to the Facility and that such dealings and such trading or hedging strategies may be different from or opposite to those being pursued by, for, or in connection with, the Facility or by or for the Borrower or the Borrower's account, (ii) nothing herein or in the other Credit Documents shall be construed to prevent any such Trading Affiliate, or any of its partners, officers, employees or affiliates, in any way from purchasing, selling or otherwise trading in crude oil, petroleum products, natural gas or any other commodity for its or their own account or for the account of others, whether prior to, simultaneously with or subsequent to the term of the Facility and (iii) such trading and hedging activities may be in conflict with or have an adverse effect on the trading or hedging activities of the Borrower or transactions to which the Borrower is a party (including transactions that may be referenced in the Facility).

SECTION 9.22.   **Lien Sharing and Priority Confirmation.**

The Agent and the Lenders hereby agree:

(a)   that all First Lien Obligations (as defined in the Collateral Agency and Intercreditor Agreement) including the Obligations of the Borrower under this Agreement will be and are secured equally and ratably by all First Liens (as defined in the Collateral Agency and Intercreditor Agreement) at any time granted by the Borrower or any other Guarantor to secure any First Lien Obligations in respect of the Series of First Lien Debt (as defined in the Collateral Agency and Intercreditor Agreement) in respect of this Agreement, whether or not upon property otherwise constituting collateral to such Series of First Lien Debt, and that all such First Liens will be enforceable by the Collateral Agent under and as defined in the Collateral Agency and Intercreditor Agreement for the benefit of all holders of First Lien Obligations equally and ratably;

(b)   that the Agent and the Lenders and any other holders of Obligations in respect of this Agreement are bound by the provisions of the Collateral Agency and Intercreditor Agreement including without limitation (x) the provisions relating to the ranking of First Liens and the order of application of proceeds from enforcement of First Liens and (y) the provisions of Section 8.22 thereof; and

(c)   that the Agent and the Lenders consent to and direct the Collateral Agent under and as defined in the Collateral Agency and Intercreditor Agreement to perform its obligations under the Collateral Agency and Intercreditor Agreement and the other Security Documents (as defined in the Collateral Agency and Intercreditor Agreement).

The foregoing provisions of this Section 9.22 are intended for the enforceable benefit of, and will be enforceable as a third party beneficiary by, each present and future holder of each existing and future Series of Secured Debt (as defined in the Collateral Agency and Intercreditor Agreement), each present and future holder of First Lien Obligations, each present and future Secured Debt Representative (as defined in the Collateral Agency and Intercreditor Agreement) and the Collateral Agent under and as defined in the Collateral Agency and Intercreditor Agreement.

[Signatures pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CALPINE CORPORATION

By: /s/ Jeffrey Kinneman
      Name: Jeffrey Kinneman
      Title: Senior Vice President

S-1

GOLDMAN SACHS CREDIT PARTNERS
L.P., as Payment Agent

By: /s/ Marc Nachmann
     Authorized Signatory

GSLP I OFFSHORE HOLDINGS FUND A,
L.P., as a Lender

By: Goldman, Sachs & Co., Duly Authorized

By: /s/   John E. Bowman
     Name: John E. Bowman
     Title: Managing Director

GSLP I OFFSHORE HOLDINGS FUND B,
L.P., as a Lender

By: Goldman, Sachs & Co., Duly Authorized

By: /s/   John E. Bowman
     Name: John E. Bowman
     Title: Managing Director

GSLP I OFFSHORE HOLDINGS FUND C,
L.P., as a Lender

By: Goldman, Sachs & Co., Duly Authorized

By: /s/   John E. Bowman
     Name: John E. Boxman
     Title: Managing Director

Form of

ASSIGNMENT AND ACCEPTANCE

[Date]

Reference is made to the Commodity Collateral Revolving Credit Agreement, dated as of July 8, 2008 (as amended, modified, extended or restated from time to time, the "*Agreement*"), among Calpine Corporation (the "*Borrower*"), the lenders party thereto (the "*Lenders*"), Goldman Sachs Credit Partners L.P. ("*GSCP*"), as payment agent for the Lenders (in such capacity, the "*Payment Agent*") and GSCP, as sole lead arranger and sole bookrunner (in such capacity, the "*Lead Arranger*"). Terms defined in the Agreement are used herein with the same meanings.

1.   The Assignor hereby sells and assigns, without recourse, to the Assignee, and the Assignee hereby purchases and assumes, without recourse, from the Assignor, effective as of the Effective Date (as defined below, the interests set forth on the reverse hereof (the "*Assigned Interest*") in the Assignor's rights and obligations under the Agreement, including, without limitation, the interests set forth on the reverse hereof in the Commitment of the Assignor on the Effective Date and the Advances owing to the Assignor that are outstanding on the Effective Date, together with unpaid interest accrued on the assigned Advances to the Effective Date and the amount, if any, set forth on the reverse hereof of the Fees accrued to the Effective Date for the account of the Assignor. Each of the Assignor and the Assignee hereby makes and agrees to be bound by all the representations, warranties and agreements set forth in Section 8.03 of the Agreement, a copy of which has been received by each such party. From and after the Effective Date, (i) the Assignee shall be a party to and be bound by the provisions of the Agreement and, to the extent of the interests assigned by this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and (ii) the Assignor shall, to the extent of the interests assigned by this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Agreement.

2.   This Assignment and Acceptance is being delivered to the Agent together with (i) if the Assignee is organized under the laws of a jurisdiction outside the United States, the forms specified in Section 2.19(g) of the Agreement, duly completed and executed by such Assignee and (ii) a processing and recordation fee of $3,500.

3.   This Assignment and Acceptance shall be governed by and construed in accordance with the laws of the State of New York.

Date of Assignment:

Legal Name of Assignor:

Legal Name of Assignee:

Assignee's Address for Notices:

Effective Date of Assignment
(may not be fewer than 5 Business
Days after the Date of Assignment
unless otherwise agreed by the Agent) (the **"*Effective Date*"**):

Facility	Principal Amount Assigned	Percentage Assigned of Facility/Commitment (set forth, to at least 8 decimals, as a percentage of the Facility and the aggregate Commitments of all Lenders thereunder
Commitment Assigned:	$_____	_____%
Advances:	$_____	_____%
Fees Assigned (if any):	$_____	_____%



The terms set forth and on the reverse
side hereof are hereby agreed to:

Accepted:

[ASSIGNOR], as Assignor

CALPINE CORPORATION

By:, as   By: /s/ _____
Name: Name:
Title: Title:

[ASSIGNEE], as Assignee,   [   ], as Agent

By:, as
Name:
Title:

By: /s/ _____
Name:
Title:

Disclaimer for Mark-to-Market Calculations

The attached information represents the "MTM Exposure" as of the indicated Business Day that is being calculated for purposes of Section 2.02(b) of the Commodity Collateral Revolving Credit Agreement, dated as of July 8, 2008, among the Borrower, the lenders party thereto (the "***Lenders***") and GSCP, as Payment Agent for the Lenders and Lead Arranger (the "***Credit Agreement***"). This information is being provided for your consideration and not for the purpose of soliciting or recommending any action by you. You should carefully review the explanations that are included with the attached information and ensure that you understand the information that is being provided. Any questions regarding the nature of this information should be raised promptly with your Goldman Sachs contact person.

If a valuation listed in the attached information is designated as an "unwind" price, then it represents the price at which Goldman Sachs or one of its affiliates ("***Goldman Sachs***") is prepared to unwind the position. If a valuation is designated as a "mid-market" valuation, then it represents either (1) Goldman Sachs' good faith estimate of the mid-market value of the position, based on estimated or actual bids and offers for the positions, or (2) a "mid-market" price generated by proprietary valuation models utilized by Goldman Sachs or its affiliates. If designated as an "approximate mid-current rate," then a valuation represents Goldman Sachs' good faith estimate of the mid-market fixed rate of a new transaction with the same terms and conditions and the same remaining term to maturity. If a valuation is not designated as an "unwind" or "mid-market" price or an "approximate mid-current rate," then it has been derived through the use of another methodology selected by Goldman Sachs at its discretion. Any valuation that is not designated as an "unwind" does not reflect actual trading prices at any time and should not be relied upon as the value at which a position may be unwound or terminated. In determining the valuation of positions through the use of any of the foregoing methodologies, Goldman Sachs might not take into account certain factors, including, without limitation, the creditworthiness of the parties, funding costs, portfolio level adjustments and liquidity adjustments based on size. These factors, taken together with the size of the position and any leverage embedded in the position, may affect the valuation. For example, if a valuation is designated as "without delta," the bid/offer spread on the relevant position is likely to be wider than would be the case if the valuation was provided "with delta."

Any valuations presented in the attached information represent Goldman Sachs' assessment of the value of the particular position only as of the relevant market close on the date indicated, unless otherwise specified, and any such valuation is not applicable at any other time. If other times are specified, they are approximate only.

If a valuation listed in the attached information is expressed in terms of a position of a specified size, then the valuation is applicable only with respect to that size. The valuation does not indicate a price at which Goldman Sachs would be willing to enter into a transaction with respect to any other size, nor does it reflect a valuation that relates to a position or transaction of any other size. If no size is specified with respect to an unwind valuation for a position, then the valuation indicated refers to the full amount of the position. The valuations listed in the attached information do not necessarily reflect your entire portfolio.

The information presented in this document is based on assumptions, historical information and pricing data that Goldman Sachs in its discretion considers appropriate. Goldman Sachs does not represent that this information is accurate, complete or current, and Goldman Sachs has no liability with respect thereto. This information and the valuation methodologies used are subject to change without notice and Goldman Sachs has no obligation to update you as to any such changes. This information may not reflect valuations you would receive from other dealers, or even from affiliates or other business units of Goldman Sachs, and does not necessarily reflect valuations you would obtain by using pricing models available from Goldman Sachs or valuations included in the books and records of Goldman Sachs. This information is intended only as a reference and should not be relied upon without further evaluation by you, in consultation with your professional advisors, for the maintenance of your books and records or for tax, accounting, financial reporting, disclosure or other purposes.

EXHIBIT C

Form of

BORROWING NOTICE

Date:_____, 200_

To: _____, as Agent

_____

_____

_____

Re: Calpine Corporation

Ladies and Gentlemen:

The undersigned, Calpine Corporation (the "***Borrower***"), refers to the Credit Agreement dated as of July 8, 2008 (as amended, modified, renewed or extended from time to time, the "***Agreement***"), among the Borrower, the lenders party thereto (the "***Lenders***"), Goldman Sachs Credit Partners L.P. ("***GSCP***"), as payment agent for the Lenders (in such capacity, the "***Payment Agent***") and GSCP, as sole lead arranger and sole bookrunner (in such capacity, the "***Lead Arranger***"). Terms defined in the Agreement are used herein with the same meaning. The Borrower hereby gives you notice irrevocably, pursuant to Section 2.04 of the Agreement, of the Advance specified herein:

1.   The Related Advance Date of the proposed Advance is _____, 200_.

2.   The amount of the proposed Advance is $_____.

3.   The payment instructions with respect to the funds to be made available to the Borrower are contained in Section 2.04(d) of the Agreement.

4.   The Borrower hereby certifies that the following statements are true on the date hereof, and will be true on the Related Advance Date, before and after giving effect thereto and to the application of the proceeds therefrom:

(a)   all representations and warranties of the Borrower contained in the Agreement and the other Credit Documents, or otherwise made in writing in connection therewith are true and correct in all material respects with the same effect as if made on and as of each such date (unless stated to relate to a specific earlier date, in which case such representations and warranties are true and correct in all material respects as of such earlier date) (it being understood that any representation or warranty that is qualified as to materiality or Material Adverse Effect is true and correct in all respects);

(b)   no Default or Event of Default has occurred and is continuing or would result from the making of such proposed Advance.

CALPINE CORPORATION

By: /s/ _____
      Name:
      Title:

CERTAIN REFERENCE PRICES

NP-15 Floating Price:	The Day-Ahead "Wtd Avg Index" for Peak Hours as published by the Intercontinental Exchange, Inc. (ICX) for the "NP-15 Peak" Hub, on its website currently located at https://www.theice.com/, or any successor thereto (as such price may be corrected or revised from time to time by ICX in accordance with its rules). Upon implementation of the California ISO Market Redesign and Technology Upgrade ("MRTU"), the "Floating Price" will be the arithmetic average of the day-ahead Locational Marginal Price ("LMP") for Peak Hours, as posted by the California ISO for the NP-15 EZ Gen Trading Hub.
ERCOT Houston Floating Price:	The Day-Ahead "Wtd Avg Index" for Peak Hours as published by the Intercontinental Exchange, Inc. (ICX) for the "ERCOT-Houston Peak" Hub, on its website currently located at <https://www.theice.com/>, or any successor thereto (as such price may be corrected or revised from time to time by ICX in accordance with its rules). In the event that ERCOT implements a congestion management system that includes Locational Marginal Pricing ("LMP"), then the "Floating Price" means for each day, the arithmetic average of the hourly Day-Ahead LMP for Peak Hours for the Trading Hub, as published by ERCOT, which has the highest "Concentration" of 345 kV buses from the original Houston Congestion Zone per the following formula: For each Trading Hub, the "Concentration" shall be equal to: (a) the number of 345 kV buses common to both the applicable Trading Hub and the original Houston Congestion Zone divided by (b) the total number of 345 kV buses in such Trading Hub.
Houston Ship Channel:	The arithmetic average of the daily 'Midpoint' prices published in the section 'Daily price survey' under the heading 'East-Houston-Katy' for 'Houston Ship Channel' in Gas Daily for Peak Days occurring during the Calculation Period.
PG&E city-gate:	The arithmetic average of the daily 'Midpoint' prices published in the section 'Daily price survey' under the heading 'Citygates' for 'PG&E city-gate' in Gas Daily for Peak Days occurring during the Calculation Period.

SCHEDULE 2.01

COMMITMENTS

Lender	Commitment	Commitment Percentage
GSLP I Offshore Holdings Fund A, L.P.	$100,000,000	1/3
GSLP I Offshore Holdings Fund B, L.P.	$100,000,000	1/3
GSLP I Offshore Holdings Fund C, L.P.	$100,000,000	1/3
Total	$300,000,000	100%